As filed with the Securities and Exchange Commission on October 1, 2010
Registration No. 333-167865

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
TO
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PORTRAIT INNOVATIONS HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7200 (Primary Standard Industrial Classification Code Number)	26-4495553 (I.R.S. Employer Identification Number)

2016 Ayrsley Town Boulevard, Suite 200
Charlotte, North Carolina 28273
(704) 499-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Grosso
President and Chief Executive Officer
Portrait Innovations Holding Company
2016 Ayrsley Town Boulevard, Suite 200
Charlotte, North Carolina 28273
(704) 499-9300
(704) 499-9301 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Lynch Patrick S. Bryant Robinson, Bradshaw & Hinson, P.A. 101 North Tryon Street, Suite 1900 Charlotte, North Carolina 28246 (704) 377-2536 (704) 378-4000 (facsimile)	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (212) 450-4800 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee(3)
Common Stock, $0.01 par value per share	$75,000,000	$5,348.00

(1)	Includes shares that the underwriters have the option to purchase. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2010

PROSPECTUS
            Shares

PORTRAIT INNOVATIONS HOLDING COMPANY

Common Stock

This is an initial public offering of           shares of common stock of Portrait Innovations Holding Company.

Portrait Innovations Holding Company is offering           shares of common stock and the selling stockholders identified in this prospectus are offering           shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $      and $      per share.

Prior to this offering, there has been no public market for our common stock. We have applied for listing of our common stock on the NASDAQ Global Market under the symbol PTRT.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Portrait Innovations, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

  Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Wells Fargo Securities

The underwriters expect to deliver the shares of common stock to purchasers on          , 2010.

          , 2010

PORTRAIT Innovations®

We've totally re-invented the studio experience.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The company, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, results of operations, financial condition and prospects may have changed since that date.

The name “Portrait Innovations” is a registered trademark of our operating subsidiary, Portrait Innovations, Inc. This prospectus also includes other registered and unregistered trademarks and service marks of Portrait Innovations, Inc. Solely for convenience, our trademarks and tradenames referred to in this prospectus are without the® or tm symbol, as applicable, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. Other brand names or trademarks appearing in this prospectus are the property of their respective owners.

Certain market and industry data and forecasts used throughout this prospectus were obtained from market research, consultant surveys, publicly available information and industry publications and surveys. These sources generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we believe that each source is reliable as of its respective date, we have not independently verified any of the data from third-party sources, nor have we ascertained the assumptions relied upon therein. As a result, neither we nor the underwriters can assure you of the accuracy or completeness of the data.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the following summary together with the more detailed information appearing elsewhere in this prospectus regarding us and our common stock being sold in this offering, including “Risk Factors” and the financial statements and the related notes, before making an investment decision.

In this prospectus, except where the context otherwise requires, “Portrait Innovations,” “our company,” “we,” “us,” and “our” refer to Portrait Innovations Holding Company, a Delaware corporation, and, where appropriate, its subsidiary and predecessor corporation. Prior to our formation of a holding company structure in 2008, we conducted our business through Portrait Innovations, Inc., a Delaware corporation which now operates as a wholly-owned subsidiary of Portrait Innovations Holding Company.

Our fiscal year is the 52- or 53-week period ending on the Sunday nearest January 31. Fiscal 2009 ended on January 31, 2010, fiscal 2008 ended on February 1, 2009, and fiscal 2007 ended on February 3, 2008. Fiscal 2007 was a 53-week year.

Our Company

We are a fast-growing retail operator of free-standing portrait studios under the Portrait Innovations brand name. We provide our customers with high-quality portraits typically within an hour and a half of entering our studio by integrating sophisticated professional photography techniques with state-of-the-art, on-site digital imaging and printing technologies. We have opened an average of 30 new studios per year for the past five years, and as of August 1, 2010, we operated 188 studios across 41 states.

We believe that our customers value the importance of capturing cherished family and personal memories, events and milestones, but have limited options available to purchase high-quality, professional portraits at affordable prices in a convenient, efficient manner. We believe that we offer a differentiated studio experience that meets these consumer needs. We believe our customers recognize and appreciate this differentiated approach, which engenders loyalty and repeat business.

We have developed a business strategy and operating model that we believe creates a superior studio experience and is difficult to replicate. Key elements of our strategy include:

•	Convenient, attractive locations. We locate our free-standing studios in high-visibility, high-traffic, open-air lifestyle and power centers with easy parking and access. Our studios are designed to be warm and inviting, and feature large camera rooms, portrait viewing stations and dressing rooms, as well as spacious reception areas with comfortable couches and children’s play areas.

•	Interactive, professional photography session. Our highly trained studio managers and associates use professional handheld digital cameras and interact with our customers to capture candid expressions and emotions, creating high-quality and artistically appealing portraits. Our sophisticated camera rooms feature auto-adjusting, computerized lighting and background systems, which enhance the variety, quality and consistency of our images and enable us to complete photography sessions quickly and efficiently.

•	Efficient, proprietary portrait selection process. Immediately following the photography session, we utilize our proprietary software and processes to allow our customers to quickly and easily review their image choices, select their favorite poses and create personal, one-of-a-kind portraits using a variety of special effects. With guidance from our well-trained studio associates, our customers can customize a portrait collection tailored to their tastes and budgets. Our average customer purchase has been more than $100 in each fiscal year since our inception.

•	High-quality, in-studio portrait production. Each of our studios features a Fujifilm Frontiertm printer system and uses professional-quality, silver halide Crystal Archivetm portrait paper, which together produce vivid colors and image stability. Ordered portraits are printed on-site and typically are ready within 15 minutes after a customer selects a portrait collection.

Under the leadership of our President and Chief Executive Officer, John Grosso, we have grown net sales from $43.0 million in fiscal 2006 to $111.0 million in fiscal 2009, representing a compound annual growth rate (CAGR) of 37.2%. Over the same period we have grown net income from $1.3 million to $2.5 million and EBITDA from $7.0 million to $16.5 million, representing a CAGR of 24.4% and 33.1%, respectively. We have achieved positive comparable studio sales growth in every year since opening our first studio in 2002. We believe our business performs well through economic cycles, including the recent economic downturn, as demonstrated by our comparable studio sales increases of 11.3% in fiscal 2008 and 6.9% in fiscal 2009. Comparable studio sales increased 4.7% for the first twenty-six weeks of fiscal 2010.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are important to our success:

•	Compelling customer experience and value proposition. We provide our customers high-quality portraits, typically within an hour and a half of entering our studio, in a pleasant and convenient studio environment. We believe that our proprietary systems and software and on-site, state-of-the-art digital imaging and printing technology allow us to offer a wide variety of portrait collections at compelling price points to a high volume of customers.

•	Customer-focused real estate strategy. We locate our free-standing portrait studios in high-visibility, high-traffic, open-air lifestyle and power centers that we believe have become the preferred shopping destinations for U.S. consumers due to their accessibility and convenience. In contrast, our primary competitors typically locate their studios within enclosed malls or other host retailers.

•	Disciplined operating philosophy with scalable processes. We have developed and documented detailed and standardized systems, procedures and processes that we believe have allowed us to rapidly grow our studio base while maintaining consistently high-quality customer service and in-studio execution.

•	Performance-based culture with emphasis on training. We believe our customer-focused and performance-based culture allows us to attract and retain motivated, high-achieving employees who share our vision for success. The majority of our associates are college-educated and start their employment at our central training facility, where they attend a comprehensive two-week training program that focuses on developing professional portrait techniques and personalizing the customer experience while maximizing sales productivity. Our associates also receive ongoing evaluation and training to enhance their skills.

•	Attractive and consistent studio economics. Our studio model has consistently delivered strong unit economics across a variety of geographic locations. Our studios require minimal inventory investment and typically generate positive cash flow within one year of opening. For new studios, we target a pre-tax, cumulative cash payback on our net investment within three years.

•	Experienced management team with a proven track record. We have assembled a management team that has over 100 combined years of experience in the retail photography industry. Our co-founders, John Grosso, President and Chief Executive Officer, and John Davis, Executive Vice President and Chief Development Officer, have each spent more than 30 years in the photography industry.

Our Growth Strategies

We plan to execute several strategies to drive revenue and operating income growth, including:

•	Accelerating the expansion of our studio base. We intend to accelerate the expansion of our studio base in new and existing markets. Based on our operating experience, we believe the U.S. market can support over 850 Portrait Innovations studios. We intend to open approximately 30 new studios in fiscal 2010 and increase our studio base by approximately 20% annually thereafter.

•	Increasing sales productivity. We seek to maximize our comparable studio sales by maintaining consistent studio-level execution and generating increased customer traffic. We plan to continue to implement a variety of initiatives to enhance sales productivity in our studios, which we believe already generate the highest average studio sales volume of any major chain in the portrait industry.

•	Growing our national brand awareness. We believe our Portrait Innovations brand will continue to gain awareness as we accelerate our studio openings and expand our geographic footprint. We plan to continue to support the brand through a broad mix of media, and we also believe we will continue to benefit from word-of-mouth and grass roots marketing.

•	Investing in and developing technology. We intend to remain at the forefront of digital image capture and printing technology, which we believe will further differentiate us from our competitors. We also plan to continue to develop business systems and methodologies intended to improve business processes, create and deliver innovative product offerings, and capture and analyze information to better manage our business.

•	Improving our operating margins. We believe that our initiatives to improve sales productivity will result in increased studio-level contribution margins. In addition, we believe we will achieve higher levels of profitability by leveraging corporate and other overhead costs against a growing revenue base as our studio location footprint expands.

Our Market

We operate within the large and highly fragmented U.S. professional portrait market which serves a broad range of consumers who purchase professional portraits to capture cherished memories and commemorate life milestones. The professional market is distinguished by photographers trained in advanced techniques who utilize sophisticated camera, lighting and printing systems to produce high-quality and artistically appealing portraits. According to Photofinishing News, Inc., the U.S. professional portrait market totaled $8.6 billion in sales in 2009 and has grown modestly over the past several years. Competition within this market includes large studio chains operating in national retail hosts, other free-standing portrait studio chains, national school and church photographers and a large number of small, independent companies and individual photographers.

As a result of their many years of experience in the professional portrait industry, our co-founders, Messrs. Grosso and Davis, and other senior officers and key employees, designed our business model and strategy to respond to and take advantage of certain trends that have been transforming the U.S. professional portrait market and significantly altering its competitive landscape. These trends include the proliferation of digital technology in personal photography, changes in consumer shopping preferences and the increasing importance of key demographic groups.

We believe that, based on net sales, Portrait Innovations is the fastest growing of the major studio chains in the professional portrait market.

Corporate Information

Portrait Innovations, Inc., our subsidiary, was incorporated in North Carolina in 2000 and re-incorporated in Delaware in 2002. In 2008, we completed a holding company formation transaction and Portrait Innovations, Inc. became the wholly-owned subsidiary of Portrait Innovations Holding Company, a Delaware corporation incorporated in 2008.

Our principal executive offices are located at 2016 Ayrsley Town Boulevard, Suite 200, Charlotte, North Carolina 28273. Our telephone number is (704) 499-9300 and our website address is www.portraitinnovations.com. The information contained on our website is not incorporated into and does not form a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after the offering	shares

Over-allotment shares	shares from certain selling stockholders.

Use of proceeds	We intend to use the net proceeds from this offering to repay debt under our revolving credit facility and to pay accrued and unpaid dividends on our outstanding preferred stock, which were approximately $10.0 million and $3.6 million, respectively, as of August 1, 2010, and the remainder to fund studio expansion and for other general corporate purposes.

We will not receive any proceeds from the sale of shares by the selling stockholders, including upon exercise, if any, of the underwriters’ over-allotment option. We estimate that our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and our estimated offering costs of $ million. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying cash dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	PTRT

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Conflicts of interest	An affiliate of Wells Fargo Securities, LLC, one of the underwriters, is the lender under our revolving credit facility and may receive more than five percent of the net proceeds of this offering. Thus, Wells Fargo Securities, LLC has a “conflict of interest” as defined in Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. and, accordingly, J.P. Morgan Securities Inc. is acting as the “qualified independent underwriter.” See “Conflicts of Interest.”

The number of shares of our common stock to be outstanding after this offering is based on           shares outstanding as of          , 2010, after giving effect to the conversion of all of our convertible preferred stock into common stock upon the completion of this offering, and excludes:

•	shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $ per share; and

•	an aggregate of additional shares of common stock reserved for future issuance under our stock option plans as of , 2010.

Unless the context otherwise requires or we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, the mid-point of the range set forth on the cover page of this prospectus; and

•	gives effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock subject to and upon the completion of this offering.

Share numbers presented in this prospectus do not give effect to the           for          stock split that will be effected prior to the completion of this offering.

Summary Consolidated Financial Information and Operating Data

The following table presents summary historical consolidated financial information and operating data for the periods indicated. You should read the following summary consolidated financial information and operating data in conjunction with our audited and unaudited financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We have derived the consolidated statement of income data for the years ended February 3, 2008, February 1, 2009 and January 31, 2010, and the consolidated balance sheet data as of February 1, 2009 and January 31, 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of income data for the twenty-six weeks ended August 2, 2009 and August 1, 2010 and the consolidated balance sheet data as of August 1, 2010 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of February 3, 2008 and August 2, 2009 from our audited and unaudited financial statements, respectively, not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Fiscal Year Ended(1)			Twenty-six Weeks Ended
	February 3,	February 1,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(Dollars in thousands, except per share, per studio and per square foot data)
				(Unaudited)

Statement of income data:
Net sales	$73,203	$97,402	$111,009	$48,568	$54,428
Cost of goods sold (exclusive of depreciation and amortization shown below)	18,433	24,422	28,663	13,030	14,573
Selling, general and administrative expenses	44,409	58,559	65,863	29,192	33,025
Depreciation and amortization expense	7,247	10,643	12,208	5,895	6,215

Income from operations	3,114	3,778	4,275	451	615
Interest expense, net	1,459	1,257	497	270	139

Income before income taxes	1,655	2,521	3,778	181	476
Provision (benefit) for income taxes	(1,454)	1,234	1,244	88	183

Net income	$3,109	$1,287	$2,534	$93	$293

Weighted average common shares outstanding
Basic	2,944,759	3,879,927	4,164,487	4,161,527	4,296,215
Diluted	7,092,963	3,879,927	8,544,890	4,161,527	4,296,215
Net income (loss) per common share(2)
Basic	$0.12	$(0.29)	$0.02	$(0.27)	$(0.21)
Diluted	$0.12	$(0.29)	$0.02	$(0.27)	$(0.21)

Other operating data (unaudited):
Comparable studio sales increase(3)	21.6%	11.3%	6.9%	7.3%	4.7%
Number of studios (at period end)	120	150	170	160	188
Total square footage (at period end)	261,568	334,547	387,172	361,417	432,293
Average square footage per studio (at period end)(4)	2,180	2,230	2,277	2,259	2,299
Net sales per average number of studios(5)	$732,000	$695,000	$692,000	$314,153	$301,540
Net sales per average square foot(6)	$339	$315	$307	$140.24	$131.69
Capital expenditures	$26,514	$15,292	$11,709	$4,448	$7,129
EBITDA(7)	$10,361	$14,421	$16,483	$6,346	$6,830

Balance sheet data (at period end):
Cash and cash equivalents	$5,060	$5,951	$1,987	$2,662	$752
Working capital	(3,797)	(4,130)	(12,333)	(5,570)	(8,544)
Total assets	56,845	61,062	57,761	59,091	61,111
Total debt	13,950	13,950	4,950	13,950	9,950
Redeemable preferred stock(8)	28,414	26,393	26,433	25,237	27,630
Total stockholders’ equity (deficit)	(3,978)	(401)	198	(1,280)	(155)

(1)	Our fiscal year is the 52- or 53-week period ending on the Sunday nearest January 31. Fiscal years ended February 1, 2009 and January 31, 2010 were 52-week years. The fiscal year ended February 3, 2008 was a 53-week year, and the 53rd week accounted for approximately $1,045,000 in net sales.

(2)	Net income (loss) per common share reflects dividends accrued on, and net income allocated to, our preferred stock. See Note 15 of notes to our consolidated financial statements and Note 12 of notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(3)	Comparable studio sales increase reflects sales for studios beginning on the first day of the 53rd week after opening. Comparable studio sales increase for the fiscal year ended February 3, 2008 was adjusted by excluding the 53rd week.

(4)	Average square footage per studio is calculated by dividing total square footage at period end by the number of studios at period end.

(5)	Net sales per average number of studios was calculated by dividing net sales for the trailing 12-month period by the average number of studios open during such trailing 12-month period. Net sales per average number of studios for the fiscal year ended February 3, 2008 was adjusted to exclude the net sales effects of the 53rd week.

(6)	Net sales per average square foot was calculated by dividing net sales for the trailing 12-month period by the average square footage for those studios open during such trailing 12-month period. Net sales per average total square foot for the fiscal year ended February 3, 2008 was adjusted to exclude the net sales effects of the 53rd week.

(7)	“EBITDA” is defined as net income (loss) before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with generally accepted accounting principles in the United States (“GAAP”). We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of retail companies. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods and in evaluating performance for incentive compensation purposes. Other companies may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table sets forth the reconciliation of net income to EBITDA:

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 1,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(In thousands)
	(Unaudited)

Net income	$3,109	$1,287	$2,534	$93	$293
Provision (benefit) for income taxes	(1,454)	1,234	1,244	88	183

Income before income taxes	1,655	2,521	3,778	181	476
Depreciation and amortization expense	7,247	10,643	12,208	5,895	6,215
Interest expense, net	1,459	1,257	497	270	139

EBITDA	$10,361	$14,421	$16,483	$6,346	$6,830

(8)	The holders of all of the outstanding shares of preferred stock have agreed to convert such preferred stock into common stock subject to, and upon the completion of, this offering.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before investing in our common stock. If any of the following risks or uncertainties occurs, our business, results of operations and financial condition could be materially and adversely affected. As a result, the trading price of our common stock could decline and you may lose all or a part of your investment in our common stock.

Risks related to our business and industry

Our business is highly dependent on our ability to anticipate and appropriately respond to the trends and preferences that drive our customers’ behavior and purchasing habits.

Our business is subject to changing consumer trends and preferences. The professional portrait market has been and continues to be affected by shifts in consumer preferences and expectations regarding convenience, speed, quality, value and preferred shopping venue, and our failure to accurately predict or respond to evolving consumer trends could negatively affect consumers’ opinions of us as a choice for portraits. The success of our business model depends upon a number of factors, including our ability to continue to refine and innovate our portrait experience and product offerings, price our products competitively and differentiate our product offerings and portrait experience from those of our competitors. If we are unsuccessful on any of these fronts, our business, results of operations, financial condition and prospects could be adversely affected.

In addition, changing customer preferences in favor of preserving and sharing photographic images in electronic, rather than printed, form could erode our market share and overall demand for our products. If such changes reduce consumer demand for our product offerings, we could be forced to significantly adapt or abandon our business model. We also believe the proliferation of amateur digital photography is making customers more discerning, demanding and self-reliant, particularly given the abundance of high-quality and easy-to-use technology now available at accessible price points, which may adversely affect overall activity in the professional portrait market.

Our business, sales and growth prospects depend upon our ability to continue to provide our customers a high-quality, differentiated portrait experience.

A critical component of our strategy is providing a high-quality, differentiated portrait experience to our customers. Accordingly, our ability to consistently and effectively deliver this experience for new and repeat customers across our existing and expanding studio base is important to our reputation and our ability to attract and retain customers. As a result, we need to continue to invest substantial capital resources in technology, studio development and employee recruiting and training. If we do not make such investments or fail to provide a high-quality, differentiated portrait experience to our customers, we may lose studio traffic, revenues, market share and suffer harm to our reputation and brand, which could have a material adverse effect on our business, results of operations and financial condition.

Since our business is highly dependent on customer satisfaction and providing a differentiated portrait experience, any significant increase in average waiting time will directly impact customer satisfaction. Average waiting times may increase for a variety of reasons, including the failure to adhere to scheduled appointment times, overbooking, the longer-than-expected duration of any particular portrait session and the higher customer volume we experience during busy holiday periods. Furthermore, if our studio associates and managers fail to provide a satisfactory experience to our customers, those customers may not return and our reputation and brand may be harmed. If we are unable to address customer service issues adequately, our business and results of operations could be materially adversely affected.

We may not be able to sustain comparable studio sales growth.

We may not be able to sustain or improve upon the levels of comparable studio sales that we have experienced in the recent past. A variety of factors, many of which are beyond our control, affect our comparable studio sales and could cause our quarterly and annual operating results to fluctuate significantly.

For example, our comparable studio sales increase for the fiscal quarter ending August 1, 2010 was 0.4%, compared to 8.7% for the prior fiscal quarter. We define comparable studio sales to include sales for each of our studios beginning in its 53rd week of operations. Comparable studio sales may be affected by a number of factors, including but not limited to:

•	the rate at which sales in our new studios increase during their first years of operation;

•	customer trends and preferences, and our ability to anticipate and effectively respond to changes in such trends and preferences;

•	pricing of our products;

•	cannibalization of existing studio sales by new studio openings;

•	the number and timing of studios we may open, close, renovate, relocate or expand;

•	the timing of the release of new product offerings and promotional events;

•	changes in our product mix;

•	changes in the overall economy; and

•	weather conditions.

Accordingly, our comparable studio sales results for any one fiscal period are not necessarily indicative of the comparable studio sales results to be expected for any other period, and our comparable studio sales for any particular future period may decrease. In addition, many retail operators have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable studio sales results to be materially lower than in recent periods and materially lower than our expectations, which could reduce our sales and profitability and limit our ability to finance our growth strategy. If our future comparable studio sales decline or fail to meet market expectations, the price of our common stock could also decline.

Our growth strategy depends upon our ability to successfully manage our business on a substantially larger scale by opening and operating a significant number of new studios each year in a timely and cost-effective manner without diminishing the sales and negatively affecting the performance of our existing studio base. We may not be able to open new studios as planned and any new studios we do open may not achieve our targeted profitability.

We intend to pursue an aggressive growth strategy of opening new studios for the foreseeable future. As a result, our future operating results will depend largely upon our ability to successfully open and operate a significant number of new studios each year in a timely and cost-effective manner and to profitably and effectively manage a significantly larger business.

Our ability to successfully execute our growth strategy depends on many factors including, among others, our ability to:

•	identify and satisfy the preferences of our customers in new geographic areas and markets;

•	address competitive, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets;

•	identify desirable studio locations, the availability of which is largely outside of our control;

•	negotiate acceptable lease terms and desired tenant allowances;

•	ensure completion of a new studio build-out, which depends in part on the financial resources of the contractors we retain, timely compliance with local building codes and our ability to timely obtain any required governmental approvals, licenses and permits;

•	generate sufficient cash flows from operations or obtain the necessary capital to fund expansion on acceptable terms;

•	hire, train and retain an expanded workforce of studio associates, managers and support personnel;

•	successfully integrate new studios into our existing control structure and operations, including information systems integration; and

•	achieve targeted profitability for new studios.

In addition, as the number of our studios increases, we may face risks associated with market saturation of our product offerings. To the extent our new studio openings are in markets where we have existing studios, we may experience reduced net sales in existing studios in those markets. There is no assurance that any newly opened studios will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing studios in the time periods estimated by us, or at all. If our studios fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, or incur significant losses, our business and results of operations may be materially harmed and we may incur significant costs associated with closing those studios.

Our current expansion plans are only estimates. The actual number of new studios we open each year and our cash payback on investment period could differ significantly from our targets. For example, we significantly decreased the number of studio openings in 2009 as a result of the economic downturn. In addition, while we believe the U.S. market can support over 850 Portrait Innovations studios, this estimate is not based on an identification of specific, future locations and other factors that we consider in opening a new studio. Any failure to successfully open and operate new studios in the numbers, within the time frames and at the costs estimated by us could have a material adverse effect on our business, results of operations, financial condition and prospects and result in a decline in the price of our common stock. Furthermore, our failure to effectively address challenges such as these could also significantly divert the time and resources of our senior management.

If we fail to keep pace with or adapt to changes that continue to take place in digital imaging, printing and software application technologies, or if such changes reduce consumer demand for our product offerings, our business, results of operations and financial condition could be adversely affected.

We believe that a key to our success to date has been our ability to invest in state-of-the-art digital imaging and printing technologies and customized software applications and systems that we believe enable us to deliver a differentiated customer experience at compelling price points. If we are unable to keep pace with changes in these technologies or invest in software applications and systems that further our business objectives, our business, results of operations, financial condition and competitive position could be adversely affected. Advances in these areas have required and could continue to require us to make significant capital expenditures, which could adversely affect our profitability. In addition, evolving technology could enable customers or small operators to capture images and produce portraits that are comparable to the quality of our portraiture at a significantly lower cost, which could force us to significantly adapt or abandon our business model.

The loss of our key senior management, particularly Mr. John Grosso or Mr. John Davis, or the failure to attract additional senior management, could have a material adverse effect on our business.

Our success depends to a significant extent on the continued services of our senior management team, particularly Mr. John Grosso and Mr. John Davis, who co-founded our business and developed our overall business and operating strategy and whose experience and knowledge of our business and industry would be difficult to replace. We do not have employment agreements or non-compete agreements with Mr. Grosso or Mr. Davis, and do not have agreements that provide for employment other than on an “at will” basis with any of our other senior executive officers. We do not maintain key person life insurance for any of our senior executives other than Mr. John Grosso.

In addition, the performance of our stock price may also affect our ability to attract and retain our key employees. Our senior executive officers hold a significant amount of our common stock, are vested in a substantial amount of stock options and will continue to become vested in additional stock options. These senior executive officers may be more likely to monetize their holdings and leave us if the trading price of our common stock significantly exceeds their investment in any shares they own or the exercise price of any options they hold. They also may be more likely to leave us if the trading price of our common stock drops significantly below the exercise price of the options they hold.

Our inability to retain our key management and attract new senior management could adversely affect our ability to operate our business and execute our growth strategy, which could have a material adverse effect on our business, results of operations and financial condition.

Increased competition in the U.S. professional portrait market could adversely impact our business, results of operations and financial condition, as well as our future growth strategy.

The U.S. professional portrait market in which we operate is highly competitive. We believe the most important competitive factors in our market include service, innovation, technology, quality, convenience, value, price and package variety. Our failure to deliver on any of these measures would adversely affect our competitive position.

Advances in technology and changing consumer preferences may enable current or new competitors to innovate and more cheaply develop similar or new products or software platforms to compete with our business or develop a similar business model. If competitors with significantly greater resources than ours decide to replicate or develop a similar business model, they may be able to quickly gain recognition and acceptance of their products through marketing and promotion.

Because of the competitive pressures in our industry, it may be difficult for us to increase profitability on a sustained basis by raising our prices. Our ability to increase profitability over the longer term will largely depend on our ability to open new studios, increase customer traffic in existing studios and manage operating costs effectively. Furthermore, there can be no assurance that we will not be forced to engage in price-cutting initiatives to respond to competitive and consumer pressures.

Our failure to build and maintain a strong brand image and generate studio traffic through our marketing activities could harm our business, results of operations, financial condition and growth prospects.

We believe our success in our existing markets, as well as our prospects for growing our business in new markets, is dependent on our ability to build and maintain strong brand image and awareness. We believe a number of channels support our brand awareness, from word-of-mouth and grass roots marketing, such as our participation in local charity and public service events in markets where we operate studios, to more focused marketing efforts, such as participation in target-specific online social networking sites, an interactive website, seasonal e-mail communications, targeted customer-specific direct mail, as well as advertising through newspapers and magazines, and selective television advertising. Our success depends in part on our ability to generate positive customer feedback for dissemination through word-of-mouth and primary online channels where consumers seek and share information regarding products and services, as well as our ability to connect with customers through our marketing campaigns. If our marketing efforts and selected methods of advertising fail to keep pace with continuing changes in consumer preferences or if customers provide negative feedback on our products and services through word-of-mouth and online channels, we may be unsuccessful in our efforts to attract and retain customers, which could have a material adverse effect on our business, results of operations and financial condition.

Economic or other conditions that would reduce the availability or attractiveness of the locations where we operate studios or seek to open new studios, increase our leasing or construction costs or otherwise impair our real estate expansion strategy could adversely affect our business, results of operations and growth prospects.

We intend to grow our studio base by continuing to seek attractive locations in our target markets that are located in open-air lifestyle or power centers in high traffic areas with easy access and drive-up parking. The recent economic downturn, coupled with tightened credit markets, has slowed the pace of commercial real estate development generally, including the types of retail centers in which we seek to locate new studios. These conditions have also led to the closure of substantial amounts of retail space nationwide. The continuation or worsening of conditions that would limit the availability of attractive retail space could adversely affect our growth plans. Conversely, as a tenant of substantial amounts of retail space, we are subject to economic risks that would increase our occupancy costs, such as rent increases due to a reduced supply of retail space, increased demand for such space, or other factors. The success of our studio locations also partly depends on our ability to establish and maintain good relationships with developers and operators of the centers where we have studios and seek to lease our studios. If our relationships with these parties become strained, it could affect our ability to renew existing leases, secure new leases or obtain lease terms or tenant allowances we deem favorable or necessary. Any reputational damage resulting from conflicts with a particular developer or operator could also impair our ability to negotiate future leases with other developers or operators.

Our studio sales are derived in part from the volume of traffic generated by anchor stores and other destination retailers in the centers where our studios are located. General or regional economic downturns, increases in fuel prices, increased competition or changes in demographics or consumer shopping preferences could all adversely affect actual or projected customer traffic to these centers, which in turn could affect the ability or willingness of other desirable tenants to secure leases or maintain stores in these centers. To the extent any anchor stores or other destination retailers close stores, default on pre-opening commitments or otherwise change plans in a manner that reduces customer traffic to the centers in which we have located or have committed to locate our studios, the business and revenues of our studios could be materially and adversely affected.

In addition, the raw materials we use to build and remodel our studios are subject to availability constraints and price volatility caused by weather, supply conditions, government regulations, general economic conditions and other unpredictable factors. Increases in the demand for, or the price of, these raw materials could increase the startup costs of building new studios and hurt our profitability. Any such changes could have a material adverse effect on our business, results of operations and financial condition.

Changing economic conditions, declines in consumer confidence and spending and other drivers of customer demand for our products could materially and adversely affect our business, results of operations, financial condition and future growth plans.

Demand for our products is driven by trends that affect consumer confidence, discretionary spending and disposable income, which have been materially and adversely affected by the recent economic downturn, including greater levels of unemployment, declining wages, volatile energy and food costs, higher levels of consumer debt, declines in home values and in the value of consumers’ investments and savings, restrictions on the availability of credit and other adverse economic conditions. To the extent any of these negative trends continue, re-emerge or worsen, demand for our products could decrease, which in turn could reduce our net sales, income from operations, operating cash flows and net income and adversely affect our future studio expansion plans. Additionally, adverse changes in economic factors that affect our operating expenses, such as increases in interest rates, prices of the commodities we purchase to operate our studios and build and equip new studios, rent and utility expenses and labor and employment costs may increase operating expenses and thereby adversely affect our operating results and growth plans.

In addition, our sales are highly dependent on economic conditions and discretionary spending in the local markets in which we operate. Local economic conditions that affect discretionary spending include, among other things, unemployment trends, the housing market, consumer credit availability and debt levels. A deterioration in economic conditions in any of our local markets could result in a decline in our sales and profitability.

Our business is highly seasonal and we typically generate a significant portion of our net sales and net income for the fiscal year during our fourth fiscal quarter, which includes the November/December holiday period. Accordingly, results for our fourth fiscal quarter are not indicative of results to be expected for the full fiscal year. Historical results for our other fiscal quarters have and are likely to continue to reflect significantly lower sales and either net losses or nominal net income. In addition, because of our significant dependence on fourth quarter performance, we are particularly vulnerable to conditions that would adversely affect customer traffic, shopping patterns and holiday spending during this period.

Our business is highly seasonal. Our fourth quarter, which includes the holiday season from early November through the end of December, typically accounts for and is expected to continue to account for a high percentage of our annual net sales and income from operations. Our fourth fiscal quarters in fiscal 2008 and 2009 accounted for approximately 36.5% and 37.1%, respectively, of our net sales in those fiscal years and more than 100% of our total income from operations and net income in each of those fiscal years because of offsetting losses incurred in certain other quarters, particularly the third fiscal quarter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly results and seasonality,” for information regarding our seasonality and financial results for our previous nine fiscal quarters.

Our operations in general, and particularly during our important fourth quarter period, can be adversely affected by any factors that reduce consumer and holiday spending, including those listed above under “— Changing economic conditions, declines in consumer confidence and spending and other drivers of customer demand for our products could materially and adversely affect our business, results of operations, financial condition and future growth plans,” and other factors such as inclement weather conditions, which are unpredictable but to which our studios are generally more susceptible during the winter months. A decrease in net sales and income from operations during our fourth quarter would materially adversely affect our results of operations for the fiscal year.

The ultimate resolution of an outstanding tax matter regarding a benefit we previously provided our employees could differ materially from our expectations, which could cause us to incur and recognize cash costs that materially differ from our estimates and related accruals reflected in our consolidated financial statements. In addition, our efforts to remediate this matter could continue to increase our labor and other administrative costs and adversely affect our employee relations.

We previously maintained an employee benefit arrangement intended to subsidize, on a tax-free basis, the cost of health insurance purchased by our employees. We recently determined that benefits we paid under this arrangement constituted taxable wage compensation, with respect to which we were obligated to withhold income and other employment taxes, instead of tax-free payments as we had intended. We have voluntarily contacted the Internal Revenue Service (the “Service”) in an effort to discharge all federal tax liabilities related to this matter. Our audited consolidated statements of income included in this prospectus for fiscal years ending after January 28, 2007, the periods for which we believe our liability is not extinguished under the applicable statute of limitations, account for our estimate of the additional labor cost related to the withholding amounts that we did not collect, as well as related tax effects attributable to reduced pre-tax income for these periods. Our consolidated balance sheets included in this prospectus include accrued liabilities for our estimates of the amounts that may be required to satisfy this liability. See Note 14 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

Our estimates and accrued liabilities with respect to this matter are based on various assumptions, including assumed rates of withholding, our ability to deduct payments made to the Service with respect to this matter, our lack of further obligation or liability with respect to a portion of these subsidy payments that we reported to certain employees as taxable income on Form 1099 (rather than taxable wages Form W-2), the manner and extent to which the Service will require us to issue corrected wage statements and the waiver of penalties and interest in light of our voluntary reporting of this matter. If one or more of these assumptions materially differ from those relied upon by the Service in calculating our tax liability, the amount or our actual liability could differ materially from the estimates recorded in our financial statements, which in turn would materially affect our reported results of operations in the period or periods in which the change in our estimate becomes probable and can be estimated. The ultimate amount and timing of the cash payment required to resolve this matter is uncertain. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contingencies” for a discussion of this matter and the key assumptions on which our estimates are based.

In our ongoing efforts to investigate and resolve this matter, we have and may continue to incur additional expenses for legal, tax and other professional advisors. This matter also may continue to require additional management time and attention, which could divert our focus from operational and other business matters. We are unable to predict the additional time and effort that may be required to resolve this matter, and these or other uncertainties could adversely affect our expenses, business, results of operations and financial condition.

As a result of this matter, as well as the prospective impact of the recently enacted federal healthcare reform legislation, we are considering alternative approaches to providing some type of health-related benefit to our employees. As an interim measure, we have increased the wage rate of our current employees to permit them to continue to receive approximately the same after-tax wage rate that they received prior to our change in practice to withhold taxes on this intended benefit payment. This increase is slightly more than our average wage rate reflected in our labor costs for fiscal 2009. If we decide to address the issue on a long-term basis by offering a health benefit plan in lieu of providing the cash payments we have previously provided and the interim make-whole wage increase, our employee relations could be adversely affected, particularly with respect to those employees who elected not to use our former subsidy payment to purchase health insurance. Despite our efforts to manage the impact of this issue on our employees, our employee relations could be adversely affected to the extent that our employees may be, or perceive that they are, prejudiced by the income tax, benefits, or wage rate impact of our approach to resolving the tax issue and implementing a substitute benefit.

We have identified a material weakness related to our internal control in the past, and there can be no assurance that material weaknesses will not be identified in the future.

In connection with our discovery of the noncompliance described above with respect to the structure and administration of our intended health premium subsidy program, we identified a material weakness in our internal control over financial reporting and were required to restate previously issued financial statements. This material weakness related to the inadequacy of internal controls to monitor compliance with tax regulations regarding an employee benefit plan, as described above. In addition, our efforts to remediate this matter could continue to increase our labor and other administrative costs and adversely affect our employee relations.” Although we believe we have remediated this material weakness, we cannot assure you that other material weaknesses will not occur or be discovered in the future. As a public company, we will be required to implement more rigorous procedures and testing of our internal controls, which will increase the cost and complexity of our compliance efforts and could result in the identification of additional material weaknesses or other matters requiring remediation.

Maintaining and improving our financial controls and the requirements of being a public company will increase our costs and may create compliance risks, strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We have never operated as a public company. As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The NASDAQ Stock Market rules. The requirements of these rules and regulations will significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, making some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. Other than Mr. Bailey, our Chief Financial Officer, Vice President of Finance and Investor Relations, none of our senior accounting or finance staff has had prior experience with or responsibility for such compliance matters for a public company. If we fail to assemble appropriate compliance policies or personnel or otherwise fail to satisfy these requirements in a timely matter, such failure could result in regulatory sanctions, penalties, stockholder lawsuits and could adversely affect our reputation, stock price or financial condition.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business, results of operations and financial condition, in addition to certain other events and circumstances. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As discussed above, we have previously identified a material weakness in our internal control over financial reporting relating to the tax treatment of a benefit we previously provided to our employees and have had to restate previously issued financial statements. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that must be re-evaluated frequently. Under current rules of the Securities and Exchange Commission, or SEC, Section 404 of the Sarbanes-Oxley Act will require our management to provide an annual assessment of the effectiveness of our internal control over financial reporting beginning with fiscal year 2011. In addition, under these rules, if we no longer meet the definition of “non-accelerated filer” at the applicable measurement date because the market value of our common equity held by non-affiliates is at least $75 million, our independent registered public accounting firm will be required to issue a report attesting to and reporting on management’s assessment of our internal control over financial reporting beginning with fiscal year 2011. Both we and, as applicable, our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, we could identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting, legal and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of The NASDAQ Stock Market rules and the Exchange Act rules, will be significantly curtailed. Although we expect that our appointment of two new directors effective upon consummation of this offering will enable us to satisfy the initial listing rules of The NASDAQ Stock Market regarding the composition of our Board of Directors and its key committees, under applicable phase-in rules we will need to appoint at least one other independent director within one year of the commencement of the listing of our common stock on NASDAQ in order to be fully compliant with these requirements. If we should fail to recruit and retain such an additional director on a timely basis or otherwise fail to maintain a Board of Directors composed of persons who enable us to meet these requirements, our common stock could be delisted from The NASDAQ Stock Market, which would likely have a material adverse effect on the liquidity and trading price of our common stock.

Our failure to attract and retain an increasing number of qualified studio managers, associates and part-time employees, especially in light of our growth strategy, could adversely affect our business and growth prospects.

Our business model and future growth are highly dependent on our ability to attract, promote, retain and motivate qualified, well-educated studio associates and managers who understand, appreciate and effectively represent our corporate culture and are able to establish credibility with our customers. If we are unable to hire and retain such studio personnel, our ability to open new studios may be impaired, the performance of our existing and new studios could be materially adversely affected and our brand image may be negatively impacted. We are also dependent upon part-time personnel to adequately staff our studios, particularly during peak periods such as the November/December holiday season. There is no assurance that sufficient sources of qualified full-time and part-time personnel will be available if and when needed to meet our demands. Any such failure to meet our staffing needs or any material increases in our employee turnover rates could have a material adverse effect on our business, results of operations and financial condition.

Failures or interruptions of, or a breach in security relating to, our information systems could adversely affect us.

We rely heavily on communications and information systems to conduct our business operations and support our process-driven approach. All of our studios are connected to our corporate headquarters through our virtual private network. We also rely on numerous internet-based systems to operate and manage our business. Any failure, interruption or breach in security of these systems, including any failure of our back-up systems, could harm or disrupt our ability to operate and centrally manage our business. In addition, any occurrence of or perception that we have made an unauthorized disclosure of confidential customer information, such as personally identifiable information, payment information or portraits, could adversely affect our standing with customers and expose us to the risk of litigation and liability. Any such occurrences could result in reputational damage or loss of business or goodwill and could adversely affect our business, results of operations and financial condition.

We depend on key vendors and suppliers to provide us with the equipment, materials and services we need to operate our business. Any events that would impair these relationships or hinder our ability to continue sourcing these items at competitive prices could increase our operating costs, decrease our operating efficiencies and otherwise adversely affect our business, results of operations and financial condition.

We rely on key vendors and suppliers to provide the equipment, materials and services necessary for our business operations, including our photographic and printing supplies and equipment and other technical equipment for our studios, as well as construction and studio installation services for the development and outfit of our new studios. In particular, we purchase all of our photographic paper, processing chemistry and photographic printers from Fujifilm North America Corporation (“Fuji”) and have related supply and maintenance contracts with Fuji that govern the terms of our purchases from Fuji and the support, service, maintenance and repair on the equipment we purchase. Our supply contract with Fuji expires in January 2011. In addition, we use a single firm to coordinate the installation of furniture, fixtures and equipment in our new studios. The occurrence of any events that would disrupt or impair our ability to continue obtaining these needed goods or services from our vendors on a timely basis, or any material increase in the cost of these goods and services, could disrupt our operations, increase our operating costs and harm our competitive position. Numerous contingencies beyond our control, including deterioration in any of our key vendors’ financial condition, their failure to perform as we expect, their failure to follow our vendor guidelines or comply with applicable laws and regulations in performing on our behalf, could expose us to operational, competitive and legal risks that may harm our business.

We are required to make substantial lease payments under our operating leases and any failure to make these lease payments when due would likely have a material adverse effect on our business and growth plans.

We do not own any of our studios or our corporate facilities but instead we lease all of these facilities under operating leases. Payments under these operating leases have historically been one of our largest expenses. For example, our total rent expense in fiscal 2009 was $11.7 million, or 10.6% of our net sales. As of January 31, 2010, we were a party to operating leases requiring future minimum lease payments aggregating approximately $58.6 million through fiscal 2014. We expect that we will also lease our new studio locations, which will further increase our operating lease expenses and commitments.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operations, and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating leases, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on our business, results of operations and financial condition.

We currently have indebtedness and may also incur additional indebtedness in the future, and such indebtedness could adversely affect our financial health and harm our ability to react to changes to our business and opportunities. Any future indebtedness may contain covenants that further limit our business activities.

As of August 1, 2010, we had approximately $10.0 million of indebtedness outstanding under our revolving credit facility. We may also incur additional indebtedness in the future for any number of reasons, including, among others, to finance our operations and growth strategy, upgrade our business systems or technology, respond to competitive conditions in our industry, pursue strategic business ventures, to settle contingent tax liabilities or other reasons. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes to debt servicing and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service such debt, we may need to refinance such debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

In addition, any indebtedness that we incur in the future may limit our flexibility and ability to execute our business strategy by imposing conditions that, among other things:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends or our flexibility to take actions we might be otherwise inclined to take or conclude are in the best interest of our company and stockholders;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•	result in higher interest expense if interest rates increase on any floating rate borrowings;

•	heighten our vulnerability to downturns in our business, industry or in the general economy and limit our flexibility in planning for or reacting to changes in our business and industry; or

•	limit our ability to make capital expenditures or prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our studio base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights or avoid infringing the intellectual property rights of third parties, and the intellectual property rights we have may not be a meaningful barrier to competition.

We rely primarily on trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary interests in our business and software. Despite our efforts, we can give no assurance that our intellectual property rights are adequate to prevent others from developing software platforms or using brands that are substantially similar to our own and upon which we rely to provide a differentiated and recognized portrait experience. Competitors may adopt brand names similar to our trademark “PORTRAIT INNOVATIONS,” and owners of similar registered trademarks may bring trade name or trademark infringement claims against us. Further, policing our proprietary rights is difficult and may not always be effective, and most of our efforts to protect our intellectual property rights, including the registration of our trademark, have been limited to the U.S. Thus, we can provide no assurance that others do not have superior rights to use our intellectual property in other countries. Others may assert claims that our trademarks or copyrights in our proprietary software or materials are invalid or infringe upon their intellectual property rights. If such disputes were to occur, we may not be able to resolve them to our satisfaction. In addition, the laws of certain countries may not protect proprietary rights to the same extent as do the laws of the U.S. Our inability to protect or maintain exclusive use of our intellectual property could adversely affect our business operations.

Unauthorized parties may copy aspects of our software or obtain and use information that we hold as trade secrets and regard as proprietary. In addition, in the course of seeking patent protection, we were required to publicly disclose information related to our software sufficient to enable others with “ordinary skill” in the relevant technology area to practice our invention. Third parties may be able to legally circumvent our proprietary rights by independently developing software that is substantially similar to our own, and our disclosure could assist such development.

We have issued patents and pending patent applications related to certain aspects of our proprietary software. Valid patents may not issue from our pending applications, and our issued patents, along with any claims in our pending applications that are allowed, may be challenged, invalidated or circumvented, or may not be sufficiently broad to foreclose potential competitors from developing similar new technologies. Additionally, our issued foreign patents would not provide us any protection in the U.S. and vice versa. Furthermore, costly and time consuming litigation could be necessary to enforce and determine the scope of our patents.

In addition, in its recent decision in Bilski v. Kappos, the Supreme Court of the United States reemphasized that abstract ideas are not patentable as business methods, but that business methods may be patentable processes if they otherwise satisfy the requirements of the U.S. Patent Act — such methods are novel, nonobvious and fully and particularly described. The continued emphasis on the unpatentability of abstract ideas could result in at least some of our existing patents being rendered invalid and unenforceable or could result in the denial of one or more of our pending patent applications.

Changes in laws and regulations that currently or prospectively apply to our business, as well as changes in our employee benefits practices, could adversely affect our cost of operations, employee relations and profitability.

Our business is subject to numerous federal and state laws and regulations that govern, among things other than environmental and health and safety matters as discussed below, tax and employment matters. From time to time, changes are proposed to these laws and regulations that, if enacted, could materially increase our cost of operations. For example, the recently enacted federal healthcare reform legislation could significantly increase our employee costs by requiring us either to provide health insurance coverage to our employees or to pay certain penalties for electing not to provide such coverage. Because these new requirements are broad, complex, subject to certain phase-in rules and may be challenged by legal actions in the coming months and years, it is difficult to predict the ultimate impact that this legislation will have on our business and operating costs. We cannot assure you that this legislation or any alternative version that may ultimately be implemented will not materially increase our operating costs. This legislation could also adversely affect our employee relations and ability to compete for new employees if our response to this legislation is considered less favorable than the responses or health benefits offered by employers with whom we compete for talent. In addition, for the reasons discussed above in “— The ultimate resolution of an outstanding tax matter regarding a benefit we previously provided our employees could differ materially from our expectations, which could cause us to incur and recognize cash costs that materially differ from our estimates and related accruals reflected in our consolidated financial statements. In addition, our efforts to remediate this matter could continue to increase our labor and other administrative costs and adversely affect our employee relations,” we are currently reevaluating the type and structure of health-related benefits we provide, and our ultimate resolution of these matters could also increase our labor costs or adversely affect our employee relations. Other possible regulatory initiatives that would mandate minimum levels of employee benefits, including those regarding leaves of absence, paid time off or overtime pay, or that would increase business taxes or otherwise increase our cost of complying with applicable laws and regulations, could adversely affect our operating costs. In addition, changes in interpretations of existing laws and regulations could materially increase our costs of compliance.

Our activities, particularly those relating to the handling, storage and disposal of our photographic processing chemicals, are subject to environmental, health and safety laws and regulation by governmental authorities in the United States, and our failure to comply with those regulations or obtain or maintain necessary permits could adversely affect our business, financial condition and studio openings and operations.

Among other things, environmental laws and regulations address the generation, handling, storage, transportation, treatment and disposal of waste materials, and the health and safety of our employees. These laws generally require us to obtain and maintain various licenses and permits, and our failure to maintain these permits for our existing studios or timely obtain them for new studios could delay or prevent us from operating existing studios or opening new studios. We are also potentially subject to strict, joint and several liability for investigating and remediating any spills and other releases of hazardous substances at our current or former properties or third-party waste disposal sites. Most environmental laws provide for substantial fines and potential criminal sanctions for violations. In addition, the federal Occupational Safety and Health Administration, or OSHA, and similar state regulations, require that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become stricter over time. Some of these laws and regulations are subject to varying and conflicting interpretations. We can give no assurance that violations of, or liability under, such laws, regulations, permits or licenses will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs on us.

As we continue to grow our business and expand our operations, we face increasing risk of involvement in litigation or regulatory proceedings that could distract management from our business activities and result in significant liability or damage to our business, results of operations, financial condition and brand image.

As we expand our operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims arise in the ordinary course of our business and may include, among other things, employee claims, commercial disputes, intellectual property issues, product-oriented allegations, environmental claims and compliance issues and personal injury claims. These cases frequently raise complex factual and legal issues, which are subject to risks and uncertainties and could divert significant management time. Litigation and other claims against us could result in unexpected material expenses and liability, as well as adversely affect our business, results of operations, financial condition and reputation.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, especially if the Employee Free Choice Act is adopted.

Currently, none of our employees is represented by a union. However, our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. A federal legislative initiative known as the Employee Free Choice Act, which could make it easier for workers to obtain union representation and increase the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act, was passed by the United States House of Representatives in 2007, and revised versions of this proposed legislation were reintroduced in 2009 and are currently under consideration in both the United States House and Senate. President Obama and leaders of Congress have made public statements in support of this bill. Accordingly, this bill or a variation of it could be enacted in the future, and the enactment of this bill could have an adverse impact on our employee relations, business and financial condition.

A significant increase in piracy of our photographs could materially adversely affect our business, results of operations and financial condition.

Although we retain legal ownership of all the images we capture and print, including those we sell to our customers, we must rely on copyright laws and encryption software used in connection with our digital images to protect our proprietary rights in our photographs. Despite our efforts to prevent unauthorized reproduction of our photographs, our encryption software could be circumvented to allow high-resolution reproduction of the digital images we provide on CD with many of our portrait collections or our printed photographs could be copied. In practice, we recognize that unauthorized reproduction of photographs occurs within our industry and that our ability to prevent piracy and enforce our proprietary rights in our photographs is limited. A significant increase in the frequency of unauthorized reproduction of our photographs could materially adversely affect our business, results of operations and financial condition.

Risks related to this offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering our executive officers, directors and current principal stockholders will own, in the aggregate, approximately     % of our outstanding common stock and will own options that will enable them to own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendments of our amended and restated certificate of incorporation, amendments to our bylaws and approval of significant corporate transactions and will have significant control over our management and policies. We currently expect that, upon the consummation of this offering, two of the six members of our Board of Directors will be principals of Southeastern Private Investment Fund IV, LLC and Emergo Alpha Fund Limited. These stockholders will collectively control     % of our outstanding common stock upon consummation of this offering, and can take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power between Southeastern Private Investment Fund IV, LLC and Emergo Alpha Fund Limited may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder. After the lock-up period expires, these stockholders would be able to transfer control of our company to a third-party by transferring their common stock, which would not require the approval of our Board of Directors or our other stockholders. See “— Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.”

In addition, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, that relate to business combinations with interested stockholders will apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, Southeastern Private Investment Fund IV, LLC and Emergo Alpha Fund Limited will not be deemed “interested stockholders” by virtue of these exemptions. The provisions of Section 203 of the DGCL may delay, prevent or deter a merger, acquisition, tender offer or other transaction that might otherwise result in our stockholders receiving a premium over the market price of their common stock.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Market or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, including our results of operations and financial performance (including changes in comparable studio sales), changes in our business and financial condition, the success of our expansion plans and certain other factors, most of which we cannot control, including:

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	announcements by us or our competitors of new product offerings or significant acquisitions;

•	actions by competitors or other landlords or tenants in retail centers where we operate;

•	weather conditions, particularly during the holiday shopping period;

•	changes in operating performance and stock market valuations of our industry competitors or other companies in the retail sector;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to litigation;

•	any financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in key personnel;

•	changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	changes in accounting principles; and

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have           shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our directors and executive officers and certain of our significant stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities for a period of 180 days after the date of this prospectus, may not, subject to limited exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock. J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC may, in their sole discretion, waive these restrictions at any time without notice. See “Underwriting.”

After 180 days from the date of this prospectus, subject to certain extensions, all of our shares of common stock outstanding as of the date of this prospectus held by stockholders who have agreed to the restrictions described in the preceding paragraph may be sold in the public market, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

After this offering, holders of approximately           shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Description of Capital Stock — Registration rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock could be negatively affected. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. Other than the repayment of debt outstanding under our revolving credit facility and payment of all accrued and unpaid dividends on our preferred stock, we expect to use the balance of the net proceeds to us from this offering for working capital and other general corporate purposes, including our expansion strategy and the costs of operating as a public company. Until we use the remaining net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Our ability to pay cash dividends on our common stock is limited by the covenants of our revolving credit facility and may be further restricted by the terms of any of our future indebtedness or preferred securities. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling special meetings, which may delay stockholder action until the next regularly scheduled annual meeting of the stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter, or repeal our amended and restated bylaws;

•	provide that only our Board of Directors is authorized to fill vacancies on our board, which prevents our stockholders from being able to fill vacancies on our Board of Directors;

•	provide that a supermajority of at least two-thirds of the votes entitled to be cast by holders of our capital stock entitled to vote is required to approve amendments to our bylaws and to certain provisions of our amended and restated certificate of incorporation; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock — Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law” for more information regarding these provisions.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share because the initial public offering price of $      is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans. See “Dilution.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our views about future events and financial performance. Forward-looking statements typically are identified by words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “continue” and similar expressions, although some forward-looking statements are expressed differently. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and our industry, as well as management’s beliefs and assumptions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, including those set forth in “Risk Factors,” that could cause actual results to differ materially from those projected. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should consider carefully the statements under “Risk Factors” and in other sections of this prospectus, which address additional factors that could cause our actual results to differ materially from those set forth in or implied by the forward-looking statements.

We believe that the risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors,” such as the following:

•	our ability to anticipate and respond to trends that drive our customers’ behavior and purchasing habits and provide our customers a differentiated portrait experience;

•	our ability to sustain comparable studio sales growth;

•	our ability to grow our business as planned and manage it on a substantially larger scale;

•	the changing technologies of digital imaging, printing and software application and their potential effect on demand for our product offerings;

•	retention of our key senior management, particularly Mr. John Grosso and Mr. John Davis;

•	our ability to compete effectively;

•	the strength of our brand image;

•	economic or other conditions that would reduce the availability or attractiveness of existing and new studio locations or cause declines in consumer confidence and spending;

•	the seasonality of our business;

•	resolution of an outstanding tax matter related to a former employee benefit arrangement;

•	our ability to adequately address, remediate and prevent the future occurrence of material weaknesses in our internal control structure;

•	compliance risks and costs associated with public company regulation;

•	our ability to attract and retain new management personnel and qualified employees;

•	the security of our information systems;

•	our dependence on key vendors and suppliers;

•	our ability to service our substantial operating lease obligations;

•	our ability to access credit on favorable terms and service our debt;

•	limitations on our business activities that may be imposed by our indebtedness;

•	our ability to protect and realize the value of our intellectual property rights and avoid infringing the intellectual property rights of third parties;

•	compliance with environmental and other government regulations;

•	changes in applicable laws and regulations;

•	our ability to manage and defend litigation matters asserted against us;

•	work stoppages, slowdowns or increased labor costs; and

•	increases in piracy of our photographs.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the mid-point of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders, including upon the exercise, if any, of the underwriters’ over-allotment option.

We intend to use the net proceeds of the sale of the shares we are offering:

•	to repay outstanding indebtedness under our revolving credit facility, which was approximately $10.0 million as of August 1, 2010;

•	to pay accrued and unpaid dividends on our outstanding preferred stock held by Southeastern Private Investment Fund IV, LLC and Emergo Alpha Fund Limited, which were approximately $3.6 million as of August 1, 2010, which preferred stock is being converted into common stock subject to, and upon the completion of, this offering; and

•	to fund studio expansion and for other general corporate purposes.

Our revolving credit facility matures on February 1, 2012 and bears interest at a floating rate, which was 2.81% as of August 1, 2010. In the past year, we applied the borrowings under our revolving credit facility to repay and replace a prior loan facility with our lender, for working capital and for other general corporate purposes.

Prior to the application of the net proceeds for these purposes, we intend to invest the net proceeds in short-term, interest bearing, investment-grade instruments, bank certificates of deposit and other interest-bearing bank deposits or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain future earnings, if any, to support our operations and to finance the growth and development of our business. In addition, because we are a holding company whose primary asset is the equity interest in our subsidiary, our ability to pay dividends to our stockholders in the future will depend upon the receipt of distributions from our subsidiary. Our ability to pay cash dividends on our common stock is limited by the covenants of our revolving credit facility and may be further restricted by the terms of any of our future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of August 1, 2010:

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,154,258 shares of our common stock, which will occur subject to, and upon the completion of, this offering; and

•	on a pro forma as adjusted basis to give further effect to the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of August 1, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted(1)
	(In thousands, except share data)
	(Unaudited)

Cash and cash equivalents	$752	$752	$
Obligations under capital leases, including current portion	49	49
Long-term debt	9,950	9,950		—
10% Series A cumulative convertible preferred stock, $0.01 par value, liquidation value $1.67 per share	3,454	—		—
10% Series B cumulative convertible preferred stock, $0.01 par value, liquidation value $8.92 per share	24,176	—		—
Stockholders’ equity:
Common stock, $0.01 par value: 15,000,000 shares authorized, actual; 4,356,446 shares issued and outstanding, actual; 8,510,704 shares issued and outstanding, pro forma and; shares issued and outstanding, pro forma as adjusted	44	86
Additional paid-in capital	—	27,588
Accumulated deficit	(199)	(199)

Total stockholders’ equity	(155)	27,475

Total capitalization	$37,474	$37,474	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table does not include:

•	534,640 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $7.95 per share; and

•	an aggregate of 194,000 additional shares of common stock reserved for future issuance under our stock option plans as of August 1, 2010.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing equity holders.

Our historical net tangible book value as of August 1, 2010 was $27.4 million or $6.28 per share of our common stock. Our historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value as of August 1, 2010 was approximately $27.4 million, or $3.22 per share of our common stock. Pro forma net tangible book value per share represents the amount of our tangible assets less total liabilities, divided by the total number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,154,258 shares of common stock upon the closing of this offering.

After giving effect to the issuance and sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of August 1, 2010 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value per share of $      to existing stockholders and immediate dilution of $           in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of August 1, 2010
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $      and the dilution per share to the new investors by $     , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If any shares are issued upon exercise of outstanding options you will experience further dilution.

The following table summarizes, as of August 1, 2010, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the mid-point of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering costs payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $      million, total consideration paid by all stockholders by $      and the average price per share paid by all stockholders by $      , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above are based on the number of shares of common stock outstanding as of August 1, 2010 after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 4,154,258 shares of common stock upon the closing of this offering and excludes:

•	534,640 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $7.95 per share; and

•	an aggregate of 194,000 additional shares of common stock reserved for future issuance under our stock option plans as of August 1, 2010.

If all of our outstanding options had been exercised as of August 1, 2010, assuming the treasury stock method, our pro forma net tangible book value as of August 1, 2010 would have been approximately $      million or $      per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $      per share, representing dilution in our pro forma net tangible book value per share to new investors of $     .

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The selected consolidated financial information and operating data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto included elsewhere in this prospectus. We have derived the consolidated statements of income data for the years ended February 3, 2008, February 1, 2009 and January 31, 2010 and the consolidated balance sheet data as of February 1, 2009 and January 31, 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of income data for the years ended January 29, 2006 and January 28, 2007 and consolidated balance sheet data as of January 29, 2006, January 28, 2007 and February 3, 2008 from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statements of income data for the twenty-six weeks ended August 2, 2009 and August 1, 2010 and the consolidated balance sheet data as of August 1, 2010 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of August 2, 2009 from our unaudited condensed consolidated financial statements not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Fiscal Year Ended(1)					Twenty-six Weeks Ended
	January 29,	January 28,	February 3,	February 1,	January 31,	August 2,	August 1,
	2006	2007	2008	2009	2010	2009	2010
	(Dollars in thousands, except per share, per studio and per square foot data)
						(Unaudited)

Statement of income data:
Net sales	$21,634	$43,024	$73,203	$97,402	$111,009	$48,568	$54,428
Cost of goods sold (exclusive of depreciation and amortization shown below)	4,747	9,652	18,433	24,422	28,663	13,030	14,573
Selling, general and administrative expenses	15,039	26,343	44,409	58,559	65,863	29,192	33,025
Depreciation and amortization expense	2,431	4,255	7,247	10,643	12,208	5,895	6,215

Income (loss) from operations	(583)	2,774	3,114	3,778	4,275	451	615
Interest expense, net	1,333	1,389	1,459	1,257	497	270	139

Income (loss) before income taxes	(1,916)	1,385	1,655	2,521	3,778	181	476
Provision (benefit) for income taxes	—	61	(1,454)	1,234	1,244	88	183

Net income (loss)	$(1,916)	$1,324	$3,109	$1,287	$2,534	$93	$293

Weighted average common shares outstanding
Basic	2,943,300	2,943,300	2,944,759	3,879,927	4,164,487	4,161,527	4,296,215
Diluted	2,943,300	6,181,139	7,092,963	3,879,927	8,544,890	4,161,527	4,296,215
Net income (loss) per common share(2)
Basic	$(0.75)	$0.00	$0.12	$(0.29)	$0.02	$(0.27)	$(0.21)
Diluted	$(0.75)	$0.00	$0.12	$(0.29)	$0.02	$(0.27)	$(0.21)

Other operating data (unaudited):
Comparable studio sales increase(3)	39.8%	37.3%	21.6%	11.3%	6.9%	7.3%	4.7%
Number of studios (at period end)	48	78	120	150	170	160	188
Total square footage (at period end)	100,774	165,023	261,568	334,547	387,172	361,417	432,293
Average square footage per studio (at period end)(4)	2,099	2,116	2,180	2,230	2,277	2,259	2,299
Net sales per average number of studios(5)	$610,000	$722,000	$732,000	$695,000	$692,000	$314,153	$301,540
Net sales per average square foot(6)	$294	$345	$339	$315	$307	$140.24	$131.69
Capital expenditures	$10,894	$14,788	$26,514	$15,292	$11,709	$4,448	$7,129
EBITDA(7)	$1,848	$7,029	$10,361	$14,421	$16,483	$6,346	$6,830

	Fiscal Year Ended(1)					Twenty-six Weeks Ended
	January 29,	January 28,	February 3,	February 1,	January 31,	August 2,	August 1,
	2006	2007	2008	2009	2010	2009	2010
	(Dollars in thousands)
						(Unaudited)

Balance sheet data (at period end):
Cash and cash equivalents	$2,111	$6,835	$5,060	$5,591	$1,987	$2,662	$752
Working capital	(2,132)	1,560	(3,797)	(4,130)	(12,333)	(5,570)	(8,544)
Total assets	21,121	37,171	56,845	61,062	57,761	59,091	61,111
Total debt	15,950	13,950	13,950	13,950	4,950	13,950	9,950
Redeemable preferred stock(8)	3,846	16,158	28,414	26,393	26,433	25,237	27,630
Total stockholders’ equity (deficit)	(5,215)	(5,047)	(3,978)	(401)	198	(1,280)	(155)

(1)	Our fiscal year is the 52- or 53-week period ending on the Sunday nearest January 31. Fiscal years ended January 29, 2006, January 28, 2007, February 1, 2009 and January 31, 2010 were 52-week years and the fiscal year ended February 3, 2008 was a 53-week year, and the 53rd week accounted for approximately $1,045,000 in net sales.

(2)	Net income (loss) per common share reflects dividends accrued on, and net income allocated to, our preferred stock. See Note 15 of notes to our consolidated financial statements and Note 12 of notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(3)	Comparable studio sales increase reflects sales for studios beginning on the first day of the 53rd week after opening. Comparable studio sales increase for the fiscal year ended February 3, 2008 was adjusted to exclude the 53rd week.

(4)	Average square footage per studio is calculated by dividing total square footage at period end by the number of studios at period end.

(5)	Net sales per average number of studios was calculated by dividing net sales for the trailing 12-month period by the average number of studios open during such trailing 12-month period. Net sales per average number of studios for the fiscal year ended February 3, 2008 was adjusted to exclude the net sales effects of the 53rd week.

(6)	Net sales per average square foot was calculated by dividing net sales for the trailing 12-month period by the average square footage for those studios open during such trailing 12-month period. Net sales per average total square foot for the fiscal year ended February 3, 2008 was adjusted to exclude the net sales effects of the 53rd week.

(7)	“EBITDA” is defined as net income (loss) before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of retail companies. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods and in evaluating performance for incentive compensation purposes. Other companies may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table sets forth the reconciliation of net income (loss) to EBITDA:

	Fiscal Year Ended					Twenty-six Weeks Ended
	January 29,	January 28,	February 3,	February 1,	January 31,	August 2,	August 1,
	2006	2007	2008	2009	2010	2009	2010
	(In thousands)
	(Unaudited)

Net income (loss)	$(1,916)	$1,324	$3,109	$1,287	$2,534	$93	$293
Provision (benefit) for income taxes	—	61	(1,454)	1,234	1,244	88	183

Income (loss) before income taxes	(1,916)	1,385	1,655	2,521	3,778	181	476
Depreciation and amortization expense	2,431	4,255	7,247	10,643	12,208	5,895	6,215
Interest expense, net	1,333	1,389	1,459	1,257	497	270	139

EBITDA	$1,848	$7,029	$10,361	$14,421	$16,483	$6,346	$6,830

(8)	The holders of all of the outstanding shares of preferred stock have agreed to convert such preferred stock into common stock subject to, and upon the completion of, this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that are based on our current expectations. These forward-looking statements contained herein include, without limitation, statements regarding industry outlook, our expectations and estimates concerning our future performance, cost of goods sold, selling and advertising expenses, general and administrative expenses, depreciation and amortization, income from operations, studio square footage expansion, net sales, comparable studio sales, liquidity and capital resources and other non-historical statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-looking Statements,” which we urge you to carefully review. Actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar used by many companies in the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Sunday nearest the January month end. For example, references to “fiscal 2009” refer to the fiscal year ended January 31, 2010 and references to “fiscal 2008” refer to the fiscal year ended February 1, 2009.

Overview

We are a fast-growing retail operator of free-standing portrait studios under the Portrait Innovations brand name. We provide our customers with high-quality portraits typically within an hour and a half of entering our studio by integrating sophisticated photography techniques with state-of-the-art, on-site digital imaging and printing technologies. We locate our free-standing studios in high-visibility, high-traffic, open-air lifestyle and power centers that we believe have become the preferred shopping destination for U.S. consumers due to accessibility and convenience. As of August 1, 2010, we operated 188 studios across 41 states.

Under the leadership of our President and Chief Executive Officer, John Grosso, we have grown net sales from $43.0 million for fiscal 2006 to $111.0 million for fiscal 2009, representing a compound annual growth rate of 37.2%. Over the same period we have grown net income from $1.3 million to $2.5 million and our EBITDA from $7.0 million to $16.5 million. We have achieved positive comparable studio sales in every year since opening our first studio in 2002. We believe our business performs well through economic cycles, including the recent economic downturn, demonstrated by our comparable studio sales increases over prior periods of 11.3% in fiscal 2008 and 6.9% in fiscal 2009. Comparable studio sales increased 4.7% for the first twenty-six weeks of fiscal 2010.

We intend to accelerate the expansion of our studio base in new and existing markets. Based on our operating experience, we believe the U.S. market can support over 850 Portrait Innovations studios. During the past five fiscal years, we have opened an average of 30 new studio locations per year. We intend to open approximately 30 new studios in fiscal 2010 and increase our studio base by approximately 20% annually thereafter.

Our sales are primarily derived from photographic portraits that we produce on-site only after our customers have ordered them. Unlike typical specialty retailers, we do not purchase retail merchandise in advance of knowing specific customer demand. As a result, our inventory costs, which principally consist of photographic paper and chemicals used in the printing process, are relatively low and we are not subject to the ongoing risks of planning and purchasing inventory in advance of sales.

Our average investment for the studios we opened during fiscal 2009 was $365,000, which includes the cost of our digital imaging and display equipment, studio fixtures net of landlord contributions, and initial inventory investment of approximately $5,000. For new studios, we target a pre-tax cumulative cash payback on our net investment within three years. New studios typically experience rapid sales growth in their first four years of operation as they gain recognition in their markets and new and repeat customer traffic increases. Based upon historical operating performance, we expect new studios to generate on average, approximately

$473,000 in sales in their first year of operation. We expect mature studios to generate, on average, approximately $1 million in annual sales.

We seek to increase our net sales through increases in comparable studio sales, as well as by opening new studios. We seek to maximize our comparable studio sales by maintaining consistent studio-level execution and generating increased customer traffic. We plan to continue to implement a variety of initiatives to enhance sales productivity in our studios, which we believe already generate the highest average studio sales volume of any major chain in the portrait industry. These initiatives include: testing and, as appropriate, adding new portrait collections and products to better satisfy our customers’ varied tastes and budgets; implementing new digital imaging technologies to further differentiate the quality, speed and value of our portrait experience; and marketing to select target customers to enhance customer traffic during non-holiday periods. We plan to continue to support the Portrait Innovations brand through a broad mix of media, including participation in target-specific online social networking sites, informative and seasonal e-mail communications to our existing customer database, newspapers, magazines, targeted customer-specific direct mail and selective television advertising. As we increase our geographic footprint, we plan to move from regional to national advertising campaigns, which we anticipate will provide further cost efficiencies. In addition, we believe we will achieve higher levels of profitability by leveraging corporate and other overhead costs against a growing revenue base.

While we believe our growth strategy offers significant opportunities, it also presents significant risks and challenges including, among others, the risk that we may not be able to open new studios in accordance with our growth plans, keep pace with or adapt to changes in digital imaging, printing and software applications technologies, build and maintain a strong brand image and hire and train qualified associates and studio managers, any or all of which could result in lower sales volume and profitability. In addition, our growth plans will require additional funds for capital expenditures for new studios and related infrastructure investments and we may be unable to raise capital for these investments when needed. For a more complete discussion of the risks and uncertainties associated with our business, see “Risk Factors.”

Basis of presentation and key trends

Net sales

Net sales primarily consists of gross portrait sales net of any returns, which have historically been insignificant. Net sales also includes proceeds from the sale of silver recovered from our printing process, although this has historically been immaterial.

Cost of goods sold

Cost of goods sold includes printing costs, occupancy costs, studio supplies, credit card transaction fees and related miscellaneous costs, and does not include our studio-level payroll and benefits expense and depreciation and amortization expense. Printing costs include the cost of raw materials and equipment repair and maintenance costs. Occupancy costs include rent, common area maintenance, real and personal property taxes, insurance, utilities and studio repair and maintenance costs. Studio supply costs include seasonal props and backgrounds, photography supplies, freight and other miscellaneous supplies. The components of our cost of goods sold may not be comparable to those of other competitors and retailers.

Our cost of goods sold is higher in quarters in which customer volumes are higher, particularly during the holiday season, because cost of goods sold generally increases as net sales increase. However, during the higher volume quarters and particularly during the holiday season, cost of goods sold as a percentage of net sales substantially declines relative to the lower volume quarters and non-holiday seasons because substantial components of our cost of goods, including our occupancy costs, are relatively fixed. In addition, cost of goods sold as a percentage of net sales is affected by the number of new studios that we open, and the time of year in which they are opened, because we begin to incur significant expenses that are included in cost of goods sold upon the opening of new studios, such as occupancy costs, and initial net sales from new studios are lower than levels expected for mature studios.

Selling, general and administrative expenses

Selling, general and administrative expenses include studio and corporate payroll and benefit expenses, pre-opening expenses of new studios, share-based compensation expense, marketing and advertising costs, studio recruiting and training costs, costs of accounting and legal services, information technology expenses, travel costs and expenses related to our corporate facilities. The components of our selling, general and administrative expenses may not be comparable to those of other competitors and retailers. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing studio growth and in part to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Exchange Act and the Sarbanes-Oxley Act, and related rules and regulations, will result in significant legal and accounting costs. Over time, we anticipate that our selling, general and administrative expenses as a percentage of our net sales will begin to decline as we are able to leverage corporate and other overhead costs against a growing revenue base.

Depreciation and amortization

The primary components of our depreciation and amortization expenses are deprecation of studio leasehold improvements and deprecation of studio furniture and equipment. Historically, our depreciation expense has been higher than other specialty retailers and competitors because of the higher capital requirements of our business and the shorter lease terms used early in our operating history over which our studio leasehold improvements are depreciated. Our capital requirements are higher than other specialty retailers due to the cost of the printers, cameras and other photographic equipment in each of our studios.

Our studios typically generate rapidly increasing sales during their first four years of operation. As a result, our depreciation expense, which is relatively fixed, is significantly higher as a percentage of sales for newer studios compared with studios open for four years or more.

Based on our current studio growth expectations, we anticipate that we will have an increasing number of mature studios and an increasing percentage of studios with longer lease terms relative to the shorter lease terms used early in our operating history. As a result, we anticipate that our overall depreciation expense as a percentage of net sales will decline.

Interest income and interest expense

Interest income includes interest earned on our cash balances and certificate of deposit investments. Interest expense includes interest costs associated with our revolving credit facility and amortization of financing costs. We anticipate that interest expense will decrease and interest income will increase in the near term following the completion of the offering, reflecting our application of the net proceeds of this offering to repay outstanding indebtedness and the interim investment of a portion of net proceeds as described in “Use of Proceeds.”

Provision for income taxes

Our provision for income taxes depends on the statutory tax rates of the United States and the states where we operate our studios. Several factors have contributed to our historical effective tax rate being significantly different than our anticipated long-term effective tax rate. In fiscal 2007, our effective tax rate of (87.9)% was significantly affected by the reversal of allowances on certain deferred tax assets, including tax assets related to our net operating loss carry-forwards, as a result of our company’s continued profitability in fiscal 2007 compared to loss periods earlier in our operating history. In fiscal 2008, we established a valuation allowance against certain state deferred tax assets due to uncertainty related to the realization of state deferred tax assets, and as a result our effective tax rate was 48.9%. In fiscal 2009, we reduced this valuation allowance because management concluded certain state deferred tax assets would be realized due to our profitability in those states, and as a result our effective tax rate was 32.9% for fiscal 2009. For fiscal 2010, we estimate that our effective tax rate will be approximately 38% to 39%, which we expect would be a more typical rate going forward.

Key performance indicators and statistics

In evaluating the performance of our business, we consider a variety of financial and other performance measures. In addition to the financial measures described above, we also use comparable studio sales, non-comparable studio sales, sales per studio and EBITDA in evaluating how our business is performing.

Comparable studio sales and non-comparable studio sales

Net sales consists of comparable studio sales and non-comparable studio sales. Comparable studio sales measures the change in year-over-year sales for our studios that have been open for 53 weeks or more. A studio is included in comparable studio sales beginning in its 53rd week of operation. Comparable studio sales also includes sales in existing studios that have been remodeled or relocated for the period in which they are open in the current year and the comparable period in the prior year. Because there may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales, information in this prospectus regarding our comparable studio sales may not be comparable to similar data made available by other competitors or retailers. Measuring comparable studio sales allows us to evaluate how our core studio base is performing. Various factors that affect comparable studio sales include:

•	the location of new studios relative to existing studios;

•	the proportion of new studios relative to mature studios;

•	consumer preferences, buying trends and overall economic conditions;

•	our ability to anticipate and respond effectively to changing customer preferences for portrait products and services;

•	competition;

•	pricing;

•	the level of customer service that we provide in our studios;

•	the effectiveness of our marketing and advertising efforts;

•	the timing of new studio openings relative to significant holiday events;

•	our ability to source raw materials and produce portraits efficiently; and

•	the number of studios we may open, close, renovate, relocate or expand.

Opening new studios is an important and significant part of our growth strategy. As we continue to open new studios, we expect that our new studios will achieve rapidly increasing sales and robust comparable studio sales growth in their first four years of operation before moderating to more mature growth rates thereafter. Comparable studio sales represents only one metric we use for assessing the success of our growth strategy, as comparable studio sales do not reflect the performance of studios open less than 52 weeks.

Non-comparable studio sales consists of net portrait sales not included in comparable studio sales.

Sales per studio

Based upon historical operating performance, our current target annual average sales for mature studios is approximately $1 million. For any given period, our overall average sales per studio is in part impacted by the number and timing of new studio openings.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. Although EBITDA is not a financial measure under GAAP, we use it as a measurement tool for evaluating our actual operating performance compared to our budget and prior periods.

Results of operations

The following tables summarize, for the periods indicated, our net sales and certain key operating data and components of our results of operations as a percentage of net sales:

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 1,	January 31,	August 2,	August 1,
	2008(1)	2009	2010	2009	2010
	(Dollars in thousands)
	(Unaudited)

Net sales	$73,203	$97,402	$111,009	$48,568	$54,428
Number of studios open (at period end)	120	150	170	160	188
Comparable studio sales increase(2)	21.6%	11.3%	6.9%	7.3%	4.7%
Net sales per average number of studios(3)	$732,000	$695,000	$692,000	$314,153	$301,540
EBITDA(4)	$10,361	$14,421	$16,483	$6,346	$6,830

(1)	Fiscal 2007, ending February 3, 2008, was a 53-week year.

(2)	Comparable studio sales increase reflects sales for studios beginning on the first day of the 53rd week after opening. Comparable studio sales increase for the fiscal year ended February 3, 2008 was adjusted by excluding the 53rd week.

(3)	Net sales per average number of studios was calculated by dividing net sales for the trailing 12-month period by the average number of studios open during such trailing 12-month period. Net sales per average number of studios for the fiscal year ended February 3, 2008 was adjusted to exclude the net sales effects of the 53rd week.

(4)	“EBITDA” is defined as net income (loss) before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Other companies may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 1,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold (exclusive of depreciation and amortization)	25.2	25.1	25.8	26.8	26.8
Selling, general and administrative expenses	60.6	60.1	59.3	60.1	60.7
Depreciation and amortization expense	9.9	10.9	11.0	12.1	11.4

Income from operations	4.3	3.9	3.9	1.0	1.1
Interest income	(0.2)	—	—	—	—
Interest expense	2.2	1.3	0.5	0.6	0.3

Income before income taxes	2.3	2.6	3.4	0.4	0.8
Provision (benefit) for income taxes	(2.0)	1.3	1.1	0.2	0.3

Net income	4.3%	1.3%	2.3%	0.2%	0.5%

Twenty-six weeks ended August 1, 2010 compared to the twenty-six weeks ended August 2, 2009

Net sales

Net sales increased 12.1%, or $5.8 million, to $54.4 million for the twenty-six weeks ended August 1, 2010 from $48.6 million for the twenty-six weeks ended August 2, 2009. Comparable studio sales increased by $2.3 million, or 4.7%, and non-comparable studio sales contributed $3.5 million. The increase in comparable studio sales was due primarily to an increase of approximately 3.2% in the number of customer transactions. This increase is due primarily to our studios becoming more established in their markets, resulting in increased awareness of our brand. We also experienced an increase of approximately 1.5% in the average dollar value of customer transactions. Our modest increase in average dollar volume reflects improved in-studio execution.

We opened 18 studios during the twenty-six weeks ended August 1, 2010, compared to 10 studios during the twenty-six weeks ended August 2, 2009. We operated 188 studios as of August 1, 2010.

Net sales increased 6.8%, or $1.6 million, to $24.6 million for the thirteen weeks ended August 1, 2010 from $23.0 million for the thirteen weeks ended August 2, 2009. Comparable studio sales increased by $0.1 million, or 0.4%, and non-comparable studio sales contributed $1.5 million. The increase in comparable studio sales was due primarily to an increase of approximately 2.0% in the average dollar value of customer transactions, partially offset by a 1.6% decrease in the number of transactions. When compared to the first quarter, the decrease in customer volume in the second quarter is primarily a reflection of the seasonality of our business, as there were no major holidays during the second quarter.

Cost of goods sold

Cost of goods sold increased 11.8%, or $1.5 million, in the twenty-six weeks ended August 1, 2010 to $14.6 million from $13.0 million in the twenty-six weeks ended August 2, 2009. Cost of goods sold increased primarily due to a $1.3 million increase in occupancy costs related to the operation of 28 more studios and a $340,000 increase in printing costs related to a 9.9% increase in total customer transactions.

As a percentage of net sales, cost of goods sold was flat at 26.8% for both the twenty-six weeks ended August 1, 2010 and August 2, 2009. When comparing the components, occupancy costs as a percentage of net sales increased due to the opening of 18 new studios in the first half of fiscal 2010 compared to the 10 studios opened in the first half of fiscal 2009, offset by a small decrease in printing costs as a percentage of net sales due to the higher customer purchase average and a small decrease in credit card transaction fees as a percentage of net sales due to lower pricing from our credit card vendor.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 13.1%, or $3.8 million, to $33.0 million for the twenty-six weeks ended August 1, 2010 from $29.2 million for the twenty-six weeks ended August 2, 2009, primarily resulting from a $3.1 million increase in studio labor costs and advertising costs resulting from the operation of 28 more studios in the first half of fiscal 2010 compared to first half of fiscal 2009. General and administrative expenses increased $0.7 million in first half of fiscal 2010 compared to first half of fiscal 2009, primarily due to increased labor costs for additional staffing to support our growing company and increased accounting and legal costs associated with preparing to become a public company.

As a percentage of net sales, selling, general and administrative expenses were 60.7% in the twenty-six weeks ended August 1, 2010 compared to 60.1% in the twenty-six weeks ended August 2, 2009, primarily due to an increase in general and administrative expenses as a percentage of net sales due to increased labor costs for additional staffing to support our growing company and increased accounting and legal costs associated with preparing to become a public company.

EBITDA

EBITDA increased 7.6%, or $484,000, to $6.8 million for the twenty-six weeks ended August 1, 2010 from $6.3 million for the twenty-six weeks ended August 2, 2009. EBITDA as a percentage of net sales was 12.5% in first half of fiscal 2010 compared to 13.1% in first half of fiscal 2009.

EBITDA decreased 5.6%, or $154,000, to $2.6 million for the thirteen weeks ended August 1, 2010 from $2.8 million for the thirteen weeks ended August 2, 2009. EBITDA as a percentage of net sales was 10.6% in second quarter of fiscal 2010 compared to 12.0% in second quarter of fiscal 2009. The decrease was primarily due to the opening of 18 new studios in the first half of 2010 compared to 10 new studios in 2009. The increase in studio openings resulted in a decrease in EBITDA as a percentage of sales due to the typical low productivity of new studios and the pre-opening costs related to opening new studios. When comparing the cost components, the decrease in EBITDA as a percentage of net sales was primarily due to an increase in occupancy costs and studio labor costs as a percentage of net sales.

Depreciation and amortization expense

Depreciation and amortization expense increased 5.4%, or $320,000, to $6.2 million for the twenty-six weeks ended August 1, 2010 from $5.9 million for the twenty-six weeks ended August 2, 2009. The increase in first half of fiscal 2010 was principally attributable to the incremental depreciation related to the 18 new studios opened in the first half of fiscal 2010 as well as the full year depreciation for the 10 new studios opened in fiscal 2009 after August 2, 2009. Depreciation and amortization expense as a percentage of net sales decreased to 11.4% for the twenty-six weeks ended August 1, 2010 from 12.1% for the twenty-six weeks ended August 2, 2009 due to the increasing sales base in our mature studios and an increasing number of studios with longer lease terms relative to the shorter lease terms used early in our operating history. In addition, our older studios have lower depreciation expense as the original leasehold improvement investments continue to be depreciated.

Interest expense, net

Interest expense, net decreased by $131,000 to $139,000 in first half of fiscal 2010 due primarily to lower borrowing levels.

Provision for income taxes

Our effective tax rate was 38.4% for the twenty-six weeks ended August 1, 2010 compared to 48.6% for the twenty-six weeks ended August 2, 2009. The higher effective income tax rate for the twenty-six weeks ended August 2, 2009 was primarily the result of interest related to uncertain timing differences.

Net income

Due to the factors described above, net income increased 215.1%, or $200,000, to $293,000 for the twenty-six weeks ended August 1, 2010 from $93,000 for the twenty-six weeks ended August 2, 2009.

Net income decreased 60.7%, or $140,000, to a loss of $371,000 for the thirteen weeks ended August 1, 2010 from a loss of $231,000 for the thirteen weeks ended August 2, 2009.

Fiscal 2009 compared to fiscal 2008

Net sales

Net sales increased 14.0%, or $13.6 million, to $111.0 million in fiscal 2009 from $97.4 million in fiscal 2008, despite a difficult economic environment in both 2008 and 2009. Comparable studio sales increased by $6.7 million, or 6.9%, and non-comparable studio sales contributed $6.9 million. The increase in comparable studio sales was due primarily to an increase of approximately 8.3% in the number of customer transactions. This increase is due primarily to our studios becoming more established in their markets, resulting in increased awareness of our brand. The increase in the number of customer transactions was partially offset by a decrease of approximately 1.3% in the average dollar value of customer transactions, due to the difficult economic environment which continued into 2009.

We opened 20 studios in fiscal 2009, compared to 30 studios in fiscal 2008. We operated 170 studios as of January 31, 2010.

Cost of goods sold

Cost of goods sold increased 17.4%, or $4.2 million, in fiscal 2009 to $28.7 million from $24.4 million in fiscal 2008. Cost of goods sold increased primarily due to a $2.1 million increase in occupancy costs and a $0.9 million increase in studio supplies related to the operation of 20 more studios, as well as a $1.0 million increase in printing costs and a $0.2 million increase in credit card transaction fees and miscellaneous costs related to a 15.6% increase in total customer transactions.

As a percentage of net sales, cost of goods sold increased to 25.8% in fiscal 2009 from 25.1% in fiscal 2008. The increase in cost of goods sold as a percentage of net sales was principally due to an increase in the cost of studio supplies as a percentage of net sales due to the purchase of several new seasonal props.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 12.5%, or $7.3 million, to $65.9 million in fiscal 2009 from $58.6 million in fiscal 2008. Studio labor costs and advertising costs increased $6.8 million, primarily resulting from the operation of more studios in fiscal 2009 compared to fiscal 2008. General and administrative expenses increased $0.5 million in 2009 compared to 2008 primarily due to an increase in corporate labor costs for additional staffing to support our growing company and an increase in corporate rent expense associated with the expansion of our corporate headquarters.

As a percentage of net sales, selling, general and administrative expenses were 59.3% in fiscal 2009 compared to 60.1% in fiscal 2008, primarily due to the continued benefits of leveraging corporate general and administrative expenses over an increasing sales base. As a percentage of net sales, total studio labor costs and advertising costs were relatively flat.

EBITDA

EBITDA increased 14.3%, or $2.1 million, to $16.5 million in fiscal 2009 from $14.4 million in fiscal 2008. EBITDA as a percentage of net sales was 14.8% in both fiscal 2009 and fiscal 2008.

Depreciation and amortization expense

Depreciation and amortization expense increased 14.7%, or $1.6 million, to $12.2 million in fiscal 2009 from $10.6 million in fiscal 2008. The increase in fiscal 2009 was principally attributable to the incremental depreciation related to the 20 new studios opened in fiscal 2009 as well as the full year of depreciation for the 30 new studios opened in fiscal 2008. Depreciation and amortization expense as a percentage of net sales was essentially the same in both periods.

Interest expense, net

Interest expense, net decreased by $760,000 to $497,000 in fiscal 2009 due primarily to the reduction in amortization of financing costs, lower average interest rate on borrowed funds and reduced weighted average borrowings due to fewer studio openings and increased cash flows from operations.

Provision for income taxes

Our effective tax rate decreased to 32.9% in fiscal 2009 from 48.9% in fiscal 2008 due primarily to the reversal of the deferred tax asset valuation allowance. In fiscal 2008, we established a valuation allowance against certain state deferred tax assets due to uncertainty related to the realization of state deferred tax assets, and as a result our effective tax rate was 48.9%. In fiscal 2009, we reduced this valuation allowance because management concluded certain state deferred tax assets would be realized due to our profitability in those states, and as a result our effective tax rate was 32.9% for fiscal 2009.

Net income

Due to the factors described above, net income increased 96.9%, or $1.2 million, to $2.5 million in fiscal 2009 from $1.3 million in fiscal 2008.

Fiscal 2008 compared to fiscal 2007

Net sales

Net sales increased 33.1%, or $24.2 million, to $97.4 million in fiscal 2008 from $73.2 million in fiscal 2007, despite a difficult economic environment in 2008. Comparable studio sales increased by $8.2 million, or 11.3%, and non-comparable studio sales contributed $16.0 million. The increase in comparable studio sales was due primarily to an increase of approximately 13.0% in the number of customer transactions. This increase is due primarily to our studios becoming more established in their markets, resulting in increased awareness of our brand. The increase in the number of customer transactions was partially offset by a 1.4% decrease in the average dollar value of customer transactions, due to the difficult economic environment in 2008.

We opened 30 studios in fiscal 2008, compared to 42 studios in fiscal 2007. We operated 150 studios as of February 1, 2009.

Cost of goods sold

Cost of goods sold increased 32.5%, or $6.0 million, in fiscal 2008 to $24.4 million from $18.4 million in fiscal 2007. Cost of goods sold increased primarily due to a $3.4 million increase in occupancy costs and a $0.2 million increase in studio supplies related to the operation of 30 more studios, as well as a $1.7 million increase in printing costs and a $0.7 million increase in credit card transaction fees and miscellaneous costs related to a 27.0% increase in total customer transactions.

As a percentage of net sales, cost of goods sold decreased to 25.1% in fiscal 2008 from 25.2% in fiscal 2007. When comparing the components, studio supplies as a percentage of net sales decreased due to increased efficiencies in our purchasing programs as a result of our increased size and purchasing leverage, offset by an increase in occupancy costs as a percentage of net sales due to a higher number of newer studios.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 31.9%, or $14.2 million, to $58.6 million in fiscal 2008 from $44.4 million in fiscal 2007.

Studio labor costs increased by $10.4 million in fiscal 2008 compared to fiscal 2007, and advertising costs increased by $3.2 million, in each case primarily due to the operation of more studios in fiscal 2008 compared to fiscal 2007. General and administrative expenses increased $0.5 million in fiscal 2008 compared to fiscal 2007 primarily due to increased corporate labor costs and accounting and auditing costs to support our growth.

As a percentage of net sales, selling, general and administrative expenses decreased to 60.1% in fiscal 2008 from 60.6% in fiscal 2007, primarily due to the continued benefits of leveraging corporate general and administrative expenses over an increasing sales base.

EBITDA

EBITDA increased 39.2%, or $4.1 million to $14.4 million from $10.4 million in fiscal 2008. EBITDA as a percentage of net sales increased to 14.8% in fiscal 2008 compared to 14.2% in fiscal 2007.

Depreciation and amortization expense

Depreciation and amortization expense increased 46.9%, or $3.4 million, to $10.6 million in fiscal 2008 from $7.2 million in fiscal 2007. As a percentage of net sales, depreciation and amortization expense increased from 9.9% in fiscal 2007 to 10.9% in fiscal 2008. The increase in fiscal 2008 of depreciation and amortization expense, including as a percentage of net sales, was principally attributable to the incremental depreciation related to the 30 new studios opened in fiscal 2008, as well as the full year of depreciation for the 42 new studios opened in fiscal 2007.

Interest expense, net

Interest expense, net decreased by $202,000 to $1.3 million in fiscal 2008 from $1.5 million in fiscal 2007 due primarily to the lower average interest rate.

Provision for income taxes

In fiscal 2007, our effective tax rate of (87.9)% was significantly affected by the reversal of allowances on certain deferred tax assets, including tax assets related to our net operating loss carry-forwards, as a result of our company’s continued profitability in fiscal 2007 compared to loss periods earlier in our operating history. In fiscal 2008, we established a valuation allowance against certain state deferred tax assets due to uncertainty related to the realization of state deferred tax assets, and as a result our effective tax rate was 48.9%.

Net income

Due principally to the differences in our effective tax rate in fiscal 2008 compared to fiscal 2007, net income decreased (58.6%), or $1.8 million, to $1.3 million in fiscal 2008 from $3.1 million in fiscal 2007.

Quarterly results and seasonality

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are typically highest in our fourth fiscal quarter. Our most productive sales months are November and December, during the important holiday season. We also incur significant additional costs and expenses during the fourth fiscal quarter due to increased staffing levels and increased marketing efforts.

The following table sets forth certain unaudited statement of operations data and certain operating data for the previous nine fiscal quarters. This unaudited quarterly information has been prepared on the same basis as our annual audited consolidated financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The unaudited quarterly data should be read in conjunction with our unaudited and audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Quarter Ended
	August 3,	November 2,	February 1,	May 3,	August 2,	November 1,	January 31,	May 2,	August 1,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(Dollars in thousands, except per share data)
	(Unaudited)

Net sales	$20,830	$20,086	$35,553	$25,566	$23,002	$21,277	$41,164	$29,867	$24,561
Income (loss) from operations	(137)	(1,361)	5,077	655	(204)	(1,954)	5,778	1,130	(515)
Net income (loss)	(254)	(960)	2,574	324	(231)	(1,327)	3,768	664	(371)
Net income (loss) per common share, basic	(0.21)	(0.38)	0.24	(0.07)	(0.20)	(0.46)	0.38	0.01	(0.22)
Net income (loss) per common share, diluted	(0.21)	(0.38)	0.23	(0.07)	(0.20)	(0.46)	0.37	0.01	(0.22)

Operating data:
EBITDA(1)	$2,543	$1,424	$7,979	$3,579	$2,767	$1,096	$9,041	$4,217	$2,613
Comparable studio sales increase(2)	14.8%	7.3%	8.7%	11.2%	3.4%	1.5%	9.3%	8.7%	0.4%
Number of studios (at period end)	141	148	150	155	160	167	170	181	188

(1)	“EBITDA” is defined as net income (loss) before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Other companies may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table sets forth the reconciliation from net income (loss) to EBITDA for the periods presented:

	Fiscal Quarter Ended
	August 3,	November 2,	February 1,	May 3,	August 2,	November 1,	January 31,	May 2,	August 1,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(In thousands)
	(Unaudited)

Net income (loss)	$(254)	$(960)	$2,574	$324	$(231)	$(1,327)	$3,768	$664	$(371)
Provision (benefit) for income taxes	(197)	(776)	2,240	194	(106)	(753)	1,909	413	(230)

Income (loss) before income taxes	(451)	(1,736)	4,814	518	(337)	(2,080)	5,677	1,077	(601)
Depreciation and amortization expense	2,680	2,785	2,901	2,924	2,972	3,049	3,263	3,087	3,128
Interest expense, net	314	375	264	137	132	127	101	53	86

EBITDA	$2,543	$1,424	$7,979	$3,579	$2,767	$1,096	$9,041	$4,217	$2,613

(2)	Comparable studio sales increase reflects sales for studios beginning on the first day of the 53rd week after opening.

Liquidity and capital resources

Our primary sources of liquidity have historically been cash flows from operations, borrowings under our revolving credit facility and the proceeds from the issuance of our preferred stock. Our primary cash needs are for capital expenditures in connection with opening new studios. Cash is also required for investment in information technology and funding normal working capital requirements. The most significant components of our working capital are cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and deferred rent included in accrued and other current liabilities.

Our working capital position significantly benefits from the minimal inventory requirements of our business, which consist primarily of photographic paper and processing chemicals. In addition, we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within several days of the related sale, and we have up to 60 days to pay for our inventory.

Revolving credit facility

Our operating subsidiary, Portrait Innovations, Inc., has a revolving credit facility with a bank lender for up to $17 million, which amount increased to $20 million on August 4, 2010. Borrowings under the revolving credit agreement are not subject to a borrowing base limitation. At August 1, 2010, loans in the aggregate principal amount of $10.0 million were outstanding under this facility and the remaining $7.0 million was available for borrowing at that date. The revolving credit facility matures on February 1, 2012 and bears interest at an annual rate of LIBOR plus a margin, ranging from 2.50% to 3.00% based on the ratio of our funded debt to EBITDA (as defined in the credit agreement). At August 1, 2010, the interest rate was 2.81%. The applicable margin is adjusted quarterly based on a calculation of the ratio of funded debt to EBITDA for the trailing four quarters. An unused commitment fee based on the difference between the amount of the facility and outstanding borrowings will begin to accrue under the facility once we receive additional aggregate equity investments of $10 million or more. The unused commitment fee is at an annual rate of 0.375%.

The revolving credit facility contains financial covenants, which among other things, require us to maintain a minimum EBITDA level, a maximum ratio of adjusted funded debt to EBITDA plus rent expense and a minimum fixed charge coverage ratio. In addition, the revolving credit agreement includes customary negative covenants, including a covenant restricting our ability to pay dividends (other than dividends of no more than $625,000 per quarter in fiscal 2009 and 2010) and certain limitations on our capital expenditures. We were in compliance with all covenants under our revolving credit facility as of August 1, 2010. The revolving credit facility is secured by a pledge of all of our accounts, equipment, inventory and other personal property, including general intangible assets, as well as 100 percent of the stock of our operating subsidiary, Portrait Innovations, Inc. Although certain affiliates of our principal stockholders provided limited guarantees of the revolving credit facility, those guarantees were terminated in March 2010. See “Certain Relationships and Related Party Transactions — Guarantees of indebtedness.”

We expect that anticipated cash flows from operations, funds available from our revolving credit facility and the net proceeds to us from this offering will be sufficient to provide funds necessary to finance our operations and anticipated growth for the foreseeable future. Changes in our operating plans, lower than anticipated net sales, increased expenses or unforeseen events may require us to seek additional debt or equity financing. Additional financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Cash flow

A summary of operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 2,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(In thousands)
				(Unaudited)

Provided (used) by operating activities	$15,287	$16,738	$19,408	$3,738	$624
Used for investing activities	(26,514)	(15,288)	(11,682)	(4,438)	(7,124)
Provided (used) for financing activities	9,452	(559)	(11,690)	(2,589)	5,265

Increase (decrease) in cash and cash equivalents	$(1,775)	$891	$(3,964)	$(3,289)	$(1,235)

Operating activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred taxes, the effect of working capital changes and tenant allowances received from landlords.

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 2,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(In thousands)
				(Unaudited)

Net income	$3,109	$1,287	$2,534	$93	$293
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,247	10,643	12,208	5,895	6,215
Amortization of debt financing costs	588	511	128	66	42
Deferred income taxes	(1,720)	1,026	(840)	(190)	(182)
Share-based compensation	211	269	335	184	236
Loss on disposal of equipment	251	224	119	57	28
Changes in working capital	3,745	1,721	4,210	(2,909)	(6,363)
Other	1,856	1,057	714	542	355

Net cash provided (used) by operating activities	$15,287	$16,738	$19,408	$3,738	$624

Net cash provided by operating activities decreased $3.1 million to $624,000 in the first twenty-six weeks of fiscal 2010 compared to cash provided by operating activities of $3.7 million in the first twenty-six weeks of fiscal 2009. The $3.1 million decrease was principally due to federal and state income tax payments of $2.54 million after fully utilizing our net loss carry forwards.

Net cash provided by operating activities increased $2.7 million, to $19.4 million, in fiscal 2009 compared to cash provided by operating activities of $16.7 million in fiscal 2008. The $2.7 million increase was due to a net decrease in our working capital requirements and the growth in net income as we expanded our store base, offset in part by a net reduction in non-cash items.

Net cash provided by operating activities increased $1.4 million, to $16.7 million, in fiscal 2008 compared to cash provided by operating activities of $15.3 million in fiscal 2007. The $1.4 million increase was due to a net increase in non-cash items, offset by a decrease in net income, an increase in working capital requirements and less receipts of tenant allowances due to opening only 30 studios compared to 42 in the prior year.

Investing activities

Investing activities consist primarily of capital expenditures for new, remodeled and relocated studios, as well as investment in information technology and our corporate headquarters.

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 2,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(In thousands)
				(Unaudited)

Capital expenditures	$(26,514)	$(15,292)	$(11,709)	$(4,448)	$(7,129)
Proceeds received from disposal of equipment	—	4	27	10	5

Net cash used in investing activities	$(26,514)	$(15,288)	$(11,682)	$(4,438)	$(7,124)

Capital expenditures for the opening of new, remodeled and relocated studios were $7.1 million and $4.4 million in the first twenty-six weeks of fiscal 2010 and the first twenty-six weeks of fiscal 2009, respectively, and $24.5 million, $14.9 million and $11.1 million in fiscal 2007, 2008 and 2009, respectively. These capital expenditures are not presented net of tenant allowances and also reflect payment timing differences related to studio leasehold improvements. The remaining capital expenditures in each period were primarily for investment in the headquarters facility expansion and information technology.

Management anticipates that capital expenditures in fiscal 2010 will be approximately $15.0 million, the majority of which will be for 30 new studios and 15 renovations, three expansions and two relocations of existing studios and maintenance capital.

Financing activities

Financing activities consist principally of borrowings and payments on our outstanding credit facility, issuance of preferred stock and the payment of dividends thereon, and payments on capital lease obligations.

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 3,	February 2,	January 31,	August 2,	August 1,
	2008	2009	2010	2009	2010
	(In thousands)
				(Unaudited)

Principal payments on capital lease obligations	$(553)	$(533)	$(375)	$(236)	$(23)
Proceeds from borrowings	—	7,000	—	—	5,000
Repayment of debt	—	(7,000)	(9,000)	—	—
Proceeds from issuance of preferred stock	10,000	—	—	—	—
Proceeds from stock options exercised	5	—	41	41
Share-based compensation tax benefits	—	—	82	—	—
Proceeds from exercise of warrants	—	—	—	—	315
Cash dividends paid	—	—	(2,353)	(2,353)	—
Debt financing costs	—	(26)	(85)	(41)	(27)

Net cash (used) provided for financing activities	$9,452	$(559)	$(11,690)	$(2,589)	$5,265

In fiscal 2007, we received $10.0 million from the issuance of preferred stock securities to partially fund the 42 studios built that year. In fiscal 2008, we used bank funding to partially fund the 30 studios built that year. In the fourth quarter of fiscal 2009, we paid down $9.0 million under our revolving credit facility. Proceeds from $5.0 million in borrowings in the first twenty-six weeks of fiscal 2010 were used to fund operating expenses and for capital expenditures related to new studio locations.

Off-balance sheet arrangements

We are not a party to any off-balance sheet arrangements.

Contractual obligations

We lease our studios, corporate offices and warehouse space under operating leases, and certain equipment under capital leases, with various expiration dates through fiscal 2020. Our studio leases signed after 2008 generally have initial lease terms of 10 years and include renewal options providing for one additional five-year term. Studio leases signed before 2009 generally have initial terms of five, seven or 10 years, and those leases with renewal options typically have one or two five-year renewal options. For certain locations, we receive cash tenant allowances and we report these amounts as deferred rent, which is amortized on a straight-line basis as a reduction of rent expense over the term of the lease, including any lease renewal periods deemed to be probable. Approximately 50% of our leases for studio space include provisions for contingent rent, which is payable only if our sales at that location exceed, on average, $1.3 million or more in a year.

The following table summarizes our contractual arrangements as of January 31, 2010 and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods. The table below excludes variable expenses related to contingent rent, common area maintenance, insurance and real estate taxes and also excludes obligations incurred subsequent to January 31, 2010. See “— Liquidity and Capital Resources.” The table below includes obligations for executed agreements for which we do not yet have the right to control the use of the property as of January 31, 2010.

	Payments Due by Period
			Capital
			Lease
		Operating	Obligations
		Lease	Including	Long-Term
Fiscal Year	Total	Obligations	Interest	Debt(1)
	(In thousands)

2010	$13,763	$13,737	$26	—
2011	17,973	13,015	8	$4,950
2012	11,936	11,929	7	—
2013	10,436	10,431	5	—
2014	9,530	9,530	—	—
Thereafter	24,352	24,352	—	—

	$87,990	$82,994	$46	$4,950

(1)	Long-term debt represents amounts outstanding under our revolving credit facility as of January 31, 2010, for which interest payments are not included in the table above. Outstanding borrowings bear interest at LIBOR plus an applicable margin, which ranges from 2.50% to 3.00%, and the applicable margin is set quarterly based on a ratio of our funded debt to EBITDA for the trailing four quarters. At January 31, 2010, the interest rate on our borrowings was 2.73%. As further described under “— Liquidity and Capital Resources,” as of August 1, 2010, amounts outstanding under our revolving credit facility totaled $10.0 million and the maturity date was February 1, 2012.

Operating Leases

As of August 1, 2010, we leased the properties for all of our 188 studios as well as our corporate headquarters. Our leases have initial terms of five, seven and 10 years, with multiple options to renew. We do not believe that any individual studio property is material to our financial condition or results of operation.

Most lease agreements contain construction allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing construction allowances and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin the pre-opening construction process, approximately nine weeks prior to opening the studio to the public.

For construction allowances and rent holidays, we record a deferred rent liability in the consolidated balance sheets and amortize the deferred rent on a straight line basis over the terms of the leases as reductions to rent expense on the consolidated statements of income. The current portion of our deferred rent liability is recorded in “Current portion of deferred rent” and the non-current portion is recorded in “Other liabilities” on our consolidated balance sheets.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of income.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. We record a contingent rent liability in “Accrued and other liabilities” on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable. Due to high breakpoints, contingent rents are immaterial to the consolidated balance sheets and statements of income.

Contingencies

Tax matter regarding former employee benefit arrangement

We previously maintained an employee benefit arrangement intended to subsidize, on a tax-free basis, the cost of health insurance purchased by our employees. We recently determined that benefits we paid under this arrangement constituted taxable wage compensation, with respect to which we were obligated to withhold income and other employment taxes, instead of tax-free payments as we had intended. We have voluntarily contacted the Internal Revenue Service (the “Service”) in an effort to discharge all federal tax liabilities related to this matter.

Our audited consolidated statements of income included in this prospectus for fiscal years ending after January 28, 2007, the periods for which we believe our liability is not extinguished under the applicable statute of limitations, account for our estimate of the additional labor cost related to the withholding amounts that we failed to collect, as well as related tax effects attributable to reduced pre-tax income for these periods. Our consolidated balance sheets included in this prospectus include accrued liabilities for our estimates of the amount that may be required to satisfy this liability. See Note 14 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

We developed our liability estimates as reflected in our unaudited consolidated balance sheets in conjunction with analysis and advice from legal and tax advisors and based on assumptions that we believe are reasonable under the circumstances. Key assumptions on which our estimate is based include the following: (1) assumed rates of applicable tax withholding; (2) our ability to deduct payments made to the Service in order to satisfy this liability; (3) our lack of further obligation or liability with respect to a portion of these subsidy payments that we reported to certain employees as taxable income on Form 1099 (rather than taxable wages Form W-2); (4) the manner and extent to which the Service will require us to issue corrected wage statements; and (5) the waiver of penalties and interest in light of our voluntary reporting of this matter. If one or more of these assumptions materially differ from those relied upon by the Service in calculating our tax liability, the amount of our actual liability could differ materially from the amount of our accrued liability. Any such material adjustment to our accrued liability would in turn materially affect our reported results of operations in the period in which the adjustment is made. We are currently uncertain as to the periods in which cash payments to resolve this matter will be required.

Depending on the amount of time required to reach a final resolution of this matter, we may also record interim adjustments to our accrued liability in one or more periods prior to final resolution if and to the extent a change in our estimate becomes probable and can be estimated based on the course of our discussions of this matter with the Service. Any such changes to the recorded liability would affect our reported results of operations in the periods in which such adjustments are made.

Our estimated tax liability for this matter does not include related administrative fees and expenses, primarily for legal, tax and other professional advisors, which are recorded as incurred. In light of the uncertainties regarding the additional time and effort required to resolve this matter, we may continue to incur fees in connection with this matter until it is ultimately resolved.

For a further discussion of risks and uncertainties related to this matter, see “Risk Factors — The ultimate resolution of an outstanding tax matter regarding a benefit we previously provided our employees could differ materially from our expectations, which could cause us to incur and recognize cash costs that materially differ from our estimates and related accruals reflected in our consolidated financial statements. In addition, our efforts to remediate this matter could continue to increase our labor and other administrative costs and adversely affect our employee relations,” “— We have identified a material weakness related to our internal control in the past, and there can be no assurance that material weaknesses will not be identified in the future” and “— Maintaining and improving our financial controls and the requirements of being a public company will increase our costs and may create compliance risks, strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.”

Impact of inflation

Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if our prices or average sales per customer do not increase with these increased costs. In addition, inflation could materially increase the interest rate on our debt.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) established authoritative U.S. GAAP, codifying and superseding all pre-existing accounting standards and literature. This newly codified U.S. GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted the guidance without any impact on our consolidated financial statements.

In May 2009, the FASB issued authoritative guidance included in Accounting Standards Codification (“ASC”) Topic 855 “Subsequent Events,” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. We adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material effect on our consolidated financial position, results of operations or cash flows. Subsequent events have been evaluated for recognition and disclosure through October 1, 2010.

Critical accounting policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Note 1 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Long-lived assets

We account for impairment of our long-lived assets in accordance with FASB ASC Topic No. 360. We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are studio fixtures, equipment and leasehold improvements. Assets are reviewed at the lowest level for which cash flows can be identified, which is the studio level. We review long-lived tangible assets whenever events or circumstances indicate these assets might not be recoverable based on undiscounted future cash flows. Significant estimates are used in determining future operating results of each studio over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have not recorded an impairment charge in any of the periods presented in the accompanying consolidated financial statements.

Share-based compensation

We account for share-based compensation using the fair value method in accordance with the FASB’s authoritative provisions of ASC Topic 718, “Compensation — Stock Compensation.” Under the fair value recognition provisions of ASC Topic 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Changes in the stock price subsequent to the grant date have no effect on the value of an award at the grant date.

We estimate the grant date fair value of stock option awards using the Black-Scholes option pricing model. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating the risk-free interest rate, expected dividend yield, expected volatility and weighted average expected term. For fiscal year 2009 and the twenty-six weeks ended August 2, 2009 and August 1, 2010, respectively, the fair value of stock options granted was estimated at the grant date using the following assumptions:

		Twenty-six
	Fiscal Year Ended	Weeks Ended
	January 31	August 2,	August 1,
	2010	2009	2010

Risk-free interest rate	3.0%	3.1%	—
Expected dividend yield	—	—	—
Expected volatility	45%-60.0%	60%	—
Weighted average expected term	6.5 years	6.5 years	—

For the twenty-six weeks ended August 1, 2010, no stock option awards were granted.

The risk-free interest rate was based on the U.S. Treasury rate for a term consistent with the expected term of the option in effect at the time of grant. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future. The expected volatility was estimated by calculating an implied volatility using the historical volatility of similar, actively traded companies.

The weighted average expected term of an option is calculated using the simplified method using the vesting term of five years and the contractual terms of 10 years. The simplified method was chosen as a means to determine our holding period as we currently have very limited historical option exercise experience.

The weighted-average grant date fair value per share of stock options granted to employees during fiscal year 2009, and the twenty-six weeks ended August 2, 2009, was $8.68 and $5.47, respectively.

Share-based compensation expense for fiscal years ended February 3, 2008, February 1, 2009, January 31, 2010, the twenty-six weeks ended August 2, 2009 and August 1, 2010 was $211,000, $269,000, $335,000, $184,000 and $236,000, respectively.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. As a result of our application of fair value recognition requirements, we expect stock-based compensation expense to increase significantly over the next several years.

The following table sets forth all stock option grants for the 12 month period beginning August 3, 2009 through August 1, 2010:

Common
Stock Fair
	Number of	Exercise	Value per	Intrinsic
	Options	Price per	Share at	Value per
Grant Date	Granted	Share	Grant Date	Share

Q3:2009	3,750	$8.92	$9.07	$0.15
Q4:2009	58,848	$8.92	$17.53	$8.61
Q1:2010	—	—	—	—
Q2:2010	—	—	—	—

For the twenty-six weeks ended August 1, 2010, no stock option awards were granted.

The fair value of our common stock at the time of option grants is determined by our Board of Directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. Given the absence of an active market, a valuation of our common stock was done retrospectively on an annual basis by a third party. The valuation is dependent upon objective and subjective factors, including:

•	stage of development and growth of our net sales, both enterprise and same store, and number of stores;

•	budgets and forecasts of our financial performance, including our historical success in meeting those budgets;

•	comparative benchmarking of our financial results with comparable public companies;

•	material events that could result in increased valuation of our common stock;

•	material risks affecting our business; and

•	the lack of marketability of our common stock.

Our common stock valuations utilized methodologies consistent with the recommendations of the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation. In light of advancements in our stage of development and growth, we determined it was appropriate to value our common stock based on the relative likelihood of occurrence that we would continue to operate as a private company or complete an initial public offering.

The first step in the valuation process involved estimating the enterprise value of the Company using the market multiple method and income method valuation approaches.

In the market approach, we developed a list of comparable companies and EBITDA capitalization multiples based on those comparable companies’ historical and pro forma financial statements and stock prices. We then applied these multiples to our historical and projected financial performance to determine our estimated enterprise value.

In the income approach, we performed discounted cash flow analyses based on the projected free cash flow available to capital providers, the estimated terminal value and the estimated weighted average cost of capital.

The second step in the valuation process involves allocating the Company’s estimated enterprise value to each of the Company’s securities using an option-based methodology. This methodology is based on the Black-Scholes option pricing model.

There are significant judgments and estimates inherent in the determination of the fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables and valuation multiples. For these and other reasons, the assessed fair values used to compute share-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods, assumptions and inputs for tax purposes.

Income Taxes

We utilize the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We adopted the provision on accounting for uncertainty in income taxes as prescribed by FASB ASC Subtopic 740-10 at the beginning of fiscal 2008. This standard clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. This standard also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and valuation allowances, all of which are based on numerous factors that are subject to audit by the Internal Revenue Service and tax authorities in the various jurisdictions in which we do business.

Quantitative and qualitative disclosures about market risk

We are subject to market risk related to changes in prevailing interest rates. Our revolving credit facility accrues interest at LIBOR plus an applicable margin, which ranges from 2.50% to 3.00%, and the applicable margin is set quarterly based on a ratio of our funded debt to EBITDA for the trailing four quarters. At August 1, 2010, the interest rate on our borrowings was 2.81%. Based on average outstanding borrowings during fiscal 2009 of $13.0 million, a 50 basis point increase in LIBOR would have increased our annual interest expense by approximately $65,000. We do not use hedging instruments to manage our interest rate risk.

BUSINESS

Our company

We are a fast-growing retail operator of free-standing portrait studios under the Portrait Innovations brand name. We provide our customers with high-quality portraits typically within an hour and a half of entering our studio by integrating sophisticated professional photography techniques with state-of-the-art, on-site digital imaging and printing technologies. We have opened an average of 30 new studios per year for the past five years, and as of August 1, 2010, we operated 188 studios across 41 states.

We believe that our customers value the importance of capturing cherished family and personal memories, events and milestones, but have limited options available to purchase high-quality, professional portraits at affordable prices in a convenient, efficient manner. We believe that we offer a differentiated studio experience that meets these consumer needs. We believe our customers recognize and appreciate this differentiated approach, which engenders loyalty and repeat business.

We have developed a business strategy and operating model that we believe creates a superior studio experience and is difficult to replicate. Key elements of our strategy include:

•	Convenient, attractive locations. We locate our free-standing studios in high-visibility, high-traffic, open-air lifestyle and power centers with easy parking and access. Our studios are designed to be warm and inviting, and feature large camera rooms, portrait viewing stations and dressing rooms, as well as spacious reception areas with comfortable couches and children’s play areas.

•	Interactive, professional photography session. Our highly trained studio managers and associates use professional handheld digital cameras that provide them with the freedom to move and interact with our customers to capture candid expressions and emotions. Our sophisticated camera rooms feature auto-adjusting computerized lighting and background systems, which enhance the variety and quality of our images and enable us to complete photography sessions quickly and efficiently. During a typical session, our studio associates photograph dozens of images incorporating a wide range of poses and backgrounds.

•	Efficient, proprietary portrait selection process. Immediately following the photography session, we utilize our proprietary software and processes to allow our customers to quickly and easily review their image choices, select their favorite poses and create personal, one-of-a-kind portraits using a variety of special effects. We display all of the photographed images on our large, flat-panel monitors and our associates guide customers through the selection process, helping them choose a customized portrait collection from our wide variety of portrait collections and price points. Our average customer purchase is more than $100.

•	High quality, in-studio portrait production. Each studio features a Fujifilm Frontiertm printer system and uses professional-quality, silver halide Crystal Archivetm portrait paper, which together produce vivid colors and image stability. We believe the combination of our laser printer system and portrait paper allows us to offer the highest quality portraits currently available. Ordered portraits are printed on-site and typically are ready within 15 minutes after a customer selects a portrait collection.

Under the leadership of our President and Chief Executive Officer, John Grosso, we have grown our net sales from $43.0 million in fiscal 2006 to $111.0 million in fiscal 2009, representing a compound annual growth rate of 37.2%. Over the same period we have grown net income from $1.3 million to $2.5 million and EBITDA from $7.0 million to $16.5 million. We have achieved positive comparable studio sales growth in every year since opening our first studio in 2002. We believe our business performs well through economic cycles, including the recent economic downturn, demonstrated by our comparable studio sales increases over prior periods of 11.3% in fiscal 2008 and 6.9% in fiscal 2009. Comparable studio sales increased 4.7% for the first twenty-six weeks of fiscal 2010.

Our competitive strengths

We believe the following strengths differentiate us from our competitors and are important to our success:

•	Compelling customer experience and value proposition. We provide our customers high-quality portraits, typically within an hour and a half of entering our studio, in a pleasant and convenient studio environment. We believe that our proprietary systems and software and on-site, state-of-the-art digital imaging and printing technology allow us to offer a wide variety of portrait collections at compelling price points to a high volume of customers. We believe that our record of positive comparable studio sales growth and average customer purchase of over $100 validates our compelling value proposition.

•	Customer-focused real estate strategy. We locate our free-standing portrait studios in high-visibility, high-traffic, open-air lifestyle and power centers that we believe have become the preferred shopping destinations for U.S. consumers due to their accessibility and convenience. In contrast, our primary competitors typically locate their studios within enclosed malls or other host retailers. We apply demanding criteria to the selection of our retail sites and utilize demographic and psychographic mapping software applications designed to optimize the financial performance of our new studios.

•	Disciplined operating philosophy with scalable processes. We have developed and documented detailed and standardized systems, procedures and processes that we believe have allowed us to rapidly grow our studio base while maintaining consistently high-quality customer service and in-studio execution. Through our management information systems, we measure and monitor, on a real-time basis, the performance of our studios and our associates, which allows us to make appropriate and timely adjustments.

•	Performance-based culture with emphasis on training. We believe our customer-focused and performance-based culture allows us to attract motivated, high-achieving employees who share our vision for success. All of our associates, the majority of whom are college-educated, attend a comprehensive two-week training program at our central training facility, which focuses on developing professional portrait techniques and personalizing the customer experience while maximizing sales productivity. We reward excellence by offering our associates and managers opportunities to participate in performance-based incentive programs and the ability to seek professional advancement internally. We believe that our focus on employee training and development is a key contributor to our success.

•	Attractive and consistent studio economics. Our studio model has consistently delivered strong unit economics across a variety of geographic locations. Our average investment for the studios we opened during fiscal 2009 was $365,000, which includes the cost of our digital imaging and display equipment, studio fixtures, net of landlord contributions, and initial inventory investment of approximately $5,000. Our studios typically generate positive cash flow within one year of opening. Our studios typically demonstrate rapid increases in sales and profitability in their first four years of operations. Based upon historical operating performance, our target annual average sales for mature studios is approximately $1 million. For new studios, we target a pre-tax, cumulative cash payback on our net investment within three years.

•	Experienced management team with a proven track record. We have assembled a management team that has over 100 combined years of experience in the retail photography industry. Our co-founders, John Grosso, President and Chief Executive Officer, and John Davis, Executive Vice President and Chief Development Officer, have each spent more than 30 years in the photography industry.

Our growth strategies

We plan to execute several strategies to drive revenue and operating income growth, including:

•	Accelerating the expansion of our studio base. We intend to accelerate the expansion of our studio base in new and existing markets. Based on our operating experience, we believe the U.S. market can support over 850 Portrait Innovations studios. During the past five fiscal years, we have opened an average of 30 new studio locations per year. We intend to open approximately 30 new studios in fiscal

2010 and increase our studio base by approximately 20% annually thereafter. Prior to founding Portrait Innovations, our President and Chief Executive Officer was responsible for opening more than 1,775 portrait studios over an 11-year period, as part of the turnaround he led at one of the largest players in the portrait industry. We believe the experience of our management team, combined with our established corporate infrastructure and our proven and scalable, process-focused operating model will allow us to successfully accelerate the expansion of our studio base.

•	Increasing sales productivity. We seek to maximize our comparable studio sales by maintaining consistent studio-level execution and generating increased customer traffic. We plan to continue to implement a variety of initiatives to enhance sales productivity in our studios, which we believe already generate the highest average studio sales volume of any major chain in the portrait industry. We test and, as appropriate, add new portrait collections and other product offerings to better satisfy the varied tastes and budgets of our customers. We also continue to test and evaluate new digital image capture and display technologies to further differentiate the quality, speed and value of our portrait experience. To drive traffic during non-holiday periods when our studios typically have incremental capacity, we intend to continue focused marketing programs targeted to specific customer groups, including new mothers, business professionals, sports teams and brides. In addition, we plan to focus on enhancing sales productivity and consistency across our studio base by tailoring our ongoing training processes and methodologies to each studio’s performance and sharing best practices across our studio base.

•	Growing our national brand awareness. We believe our Portrait Innovations brand will continue to gain awareness as we accelerate our studio openings and expand our geographic footprint. We plan to continue to support the brand through a broad mix of media, including participation in target-specific online social networking sites, informative and seasonal e-mail communications to our existing customer database, newspapers, magazines, targeted customer-specific direct mail, and selective television advertising. As we increase our geographic footprint, we plan to move from regional to national advertising campaigns, which we believe will provide further cost efficiencies. We also believe we will continue to benefit from word-of-mouth and grass roots marketing, such as our participation in local charity and public service events in markets where we operate studios.

•	Investing in and developing technology. We intend to remain at the forefront of digital image capture and printing technology, which we believe will further differentiate us from our competitors. We also plan to continue to develop business systems and methodologies intended to improve business processes, create and deliver innovative product offerings, and capture and analyze information to better manage our business. We intend to further upgrade our information technology infrastructure to be more efficient and scalable, utilizing the latest in database, network, and application design technology. We are also identifying ways to further automate our business processes by leveraging off-the-shelf software where appropriate and developing proprietary software where it may provide a competitive advantage.

•	Improving our operating margins. We believe that our initiatives to improve sales productivity in both new and mature studios will result in increased studio-level contribution margins. In addition, we believe we will achieve higher levels of profitability by leveraging corporate and other overhead costs against a growing revenue base as our studio location footprint expands.

Our market

We operate within the large and fragmented U.S. professional portrait market which serves a broad range of consumers who purchase professional portraits to capture cherished memories and commemorate life milestones. The professional market is distinguished by photographers trained in advanced techniques who utilize sophisticated camera, lighting and printing systems to produce high-quality and artistically appealing portraits. Professional portrait photographers typically own all of the images they capture. According to Photofinishing News, Inc., the U.S. professional portrait market totaled $8.6 billion in sales in 2009 and has grown modestly over the past several years. Important customer segments for studio operators within the professional portrait market include individuals, such as babies, preschoolers, school-age children and adults, as well as groups, such as families, wedding parties, sports and dance teams and other organizations. Other segments in this market include conventions, events, cruise ships, glamour, passport, and executive portraits.

As a result of their many years of experience in the professional portrait industry, our co-founders, Messrs. Grosso and Davis, and other senior officers and key employees designed our business model and strategy to respond to and take advantage of certain trends that have been transforming the U.S. professional portrait market and significantly altering its competitive landscape. These trends include the proliferation of digital technology in personal photography, changes in consumer shopping preferences and the increasing importance of key demographic groups. Our founders developed our business model and operating strategies to address these trends, with the goal of delivering the best customer experience in the U.S. professional portrait market. We believe our success at capturing share in this market is directly attributable to our differentiated studio experience.

Advances in digital technology

Over the last several years, advances in digital technology have led to an increase in the number of digital cameras, smart phones, and other personal digital devices with cameras. The proliferation of these devices, combined with advancing personal computer and internet-based technology, has dramatically changed the way consumers capture, display and share photographic images. Certain sectors of the photography market, such as traditional film and film-based picture processing, have seen a significant decline in sales even though the number of images captured has grown substantially. According to the Photo Marketing Association (“PMA”), between 2002 and 2008, the number of digital cameras sold increased from 9.4 million to 27.7 million while the number of digital images captured increased from 3.5 billion to 25.3 billion. We believe the increase in digital image capture reflects a continuing enthusiasm for photography and an enduring interest in preserving special memories and events. According to a 2008 PMA study, the percentage of households that purchased portraits was higher among those households owning digital cameras than those not owning digital cameras.

We believe that many consumers understand and continue to value the distinction between personal snapshots and professional portraits with high artistic content. We create professional portraits that require photographic training and sophisticated lighting, camera, background and printing systems, and as a result, are difficult to replicate at home. We believe our performance reflects the market opportunity to provide consumers high-quality, affordable professional portraits.

Changing consumer preferences

We believe that consumers increasingly value convenience, speed, selection and quality when they shop, and as a result, are shopping less in enclosed malls and prefer the accessibility and more intimate shopping experience offered by open-air lifestyle and power centers. We believe that the number of lifestyle and power centers in the United States has increased significantly over the past decade to more than 11,000 in 2009. According to the International Council of Shopping Centers, consumers shop at lifestyle centers primarily for convenience, quality and selection of the tenant mix and ambience. We locate our free-standing portrait studios in these high-visibility, high-traffic, open-air lifestyle and power centers, whereas our primary competitors operate studios within large host retailers including department stores and mass merchants, as well as in enclosed regional malls.

We also believe consumers appreciate and increasingly expect products and services immediately. We strive to meet these expectations by completing the typical portrait session within an hour and a half, which includes the production of the finished portraits typically within 15 minutes after the customer selects a portrait collection. While select competitors offer limited on-site digital printing, generally at premium prices, the majority of our competitors continue to utilize off-site printing labs, which often require one to two weeks for delivery of finished portraits.

In addition, we believe consumers have become increasingly sophisticated and discerning in demanding higher resolution, less pixelated and more vibrant printed portraits from professional portrait providers. We utilize a combination of processes to enhance the quality of our portraits, including sophisticated professional photography techniques and state-of-the-art digital imaging and printing technology. Our experienced professional photographers use untethered, hand-held cameras that free them to move and interact with our customers being photographed. Our sophisticated camera rooms feature auto-adjusting, computerized, multi-light and background systems, and our printing process combines a laser printing system and professional-quality portrait paper that we believe allows us to offer the highest quality portraits currently available. Our investment in training and technology contributes to our product quality and helps distinguish our portraits from those produced by other professional and amateur photographers.

We believe that our real estate strategy, process-driven studio experience and state-of-the-art technology allow us to provide our customers with the level of convenience and quality they have increasingly come to expect.

Demographic trends

We believe that the size and stability of the professional portrait market will continue to be supported by the forecasted growth of our targeted customer base. One of our primary customer groups is families who seek to commemorate coming-of-age milestones for their children and grandchildren and to memorialize family reunions or gatherings. According to a widely recognized demographer, there were 33.5 million mothers with children under the age of 18 in the U.S. in 2009 and this group is expected to grow to 34.0 million by 2015. Additionally, there were 68.0 million grandparents in the U.S. in 2009 and this number is expected to increase to over 77.1 million by 2015. We believe that mothers and grandparents value the importance of capturing important milestones and memories and are key decision makers in the purchase of professional portraits.

We have designed our studios, which feature dressing rooms, spacious reception areas with couches, children’s play areas and large camera rooms, to comfortably accommodate and better meet the needs of families with children, multi-generational families and other groups.

Competition

The professional portrait market is large and highly fragmented. Our competition within this market includes large studio chains operating in national retail hosts, other mall-based portrait studio chains, national school and church photographers and a large number of small, independent companies and individual professional photographers. We believe that, based on net sales, Portrait Innovations is the fastest growing of the major studio chains in the professional portrait market.

Large studio chains include: CPI Corporation, operating in Sears and Wal-Mart; Lifetouch Inc, operating in J.C. Penney and Target; Olan Mills, principally operating in K-Mart; and Picture People, operating primarily in enclosed regional malls. Other nationwide competitors primarily focus on the school photography and church directory segments.

We believe the most important competitive factors in our industry include service, innovation, technology, quality, convenience, value, price and portrait collection variety and that we compete favorably in our markets based on these factors. See “— Our competitive strengths.”

Our studio experience

We believe that our customers value the importance of capturing cherished family and personal memories, events and milestones, but have limited options available to purchase high-quality, professional portraits at affordable prices in a convenient, efficient manner. We believe that we offer a differentiated studio experience that meets these consumer needs. We believe our customers recognize and appreciate this differentiated approach, which engenders loyalty and repeat business.

Our free-standing studios are located in high-visibility, high-traffic, open-air lifestyle and power centers that offer easy access and adjacent parking. We choose these locations to enable our customers, particularly parents with small children, strollers and changes of clothing, to easily find and enter our studios. We believe that our highly accessible studios differentiate us from many of our competitors that locate their studios in enclosed malls or inside host retail stores, which can be inconvenient for customers to find and access.

We have a consistent interior design across our entire studio base that is intended to be warm and inviting, with an open, spacious floor plan that we believe facilitates an efficient and engaging portrait experience. Our bright, colorful studios feature comfortable waiting areas with tables, chairs and sofas and a children’s play area with a Lego® table and blocks. We display large portraits to engage our customers and allow them to visualize various portrait options. Private changing rooms enable our customers to change outfits as desired during the portrait session, which provides them with a greater variety of portrait selections. We believe the openness of our studios provides a transparent view of the studio experience for new customers, as well as the opportunity for customers to pre-select poses, props and backgrounds.

Because the portrait process is a high-touch, personalized experience, we seek to hire studio associates with strong interpersonal skills and a desire to work with families and children. Our studio associates are carefully trained and expected to exemplify a high standard of professionalism in their appearance and customer interaction. In order to provide personalized service, each of our customers typically works with the same studio associate from the time they enter our studio until the time they leave. All of our studio associates and managers are trained in every aspect of the portrait process. We believe that this approach not only provides a high level of customer service, but also allows us to better create and sell highly customized products that better meet our customers’ needs.

Our core philosophy is that every customer should be treated as an honored guest with the highest level of respect and courtesy. We expect each of our employees to serve as customer service advocates, and we empower our studio associates, within the framework of our corporate policies and objectives, to ensure that our customers are fully satisfied with their studio experience. We believe that by decentralizing our approach to customer service, we are able to offer a more personalized experience and to foster a successful professional relationship between our customers and associates.

We have developed a highly structured approach to the portrait process that we believe allows us to provide our customers with high-quality, customized portrait collections that meet their tastes and budgets quickly and efficiently.

1)	The photography session

Our experienced professional photographers use untethered, hand-held cameras, freeing them, similar to professional fashion photographers, to move and interact with children and adults being photographed. We believe the combination of our photographers’ experience, unrestricted freedom and our professional lighting system produces candid expressions, real smiles, and portraits with personality that do not look posed or staged.

2)	View and select your favorites

Immediately following the photography session, customers view and select their favorite poses from all of the images taken, typically 36 or more. The portraits are displayed on large, plasma, flat-panel monitors so that customers can interact with our associates to digitally edit, enhance, crop or zoom in to see important details. Our associates use our software to guide customers through an easy portrait selection process. We believe our customers’ ability to participate directly in creating, enhancing and selecting their images promotes a personal connection and furthers their interest in preserving these memories through the purchase of portraits.

3)	Creating your portraits

Our customers direct our associates to digitally enhance their favorite poses, which can be done instantly and seamlessly with our software. By adding custom special effects, we help our customers create personalized and unique portraits. Customers can choose from a variety of portrait sizes, in full-color, black and white, “splash of color” or sepia tones. Prices are interactively displayed for customers on our flat-panel plasma monitors as they select the quantity and sizes of portraits they wish to purchase.

4)	Your portraits are ready

Customer portraits are produced to their personal specifications, on-site, with our high capacity, state-of-the-art, Fujifilm Frontiertm Laser Printing System. Portraits typically are available within 15 minutes after the customer selects a portrait collection.

We believe that our customers appreciate and value our differentiated portrait studio experience and that these differences have significantly contributed to our success to date.

Our portraits and other products

We sell photographic portraits in five industry-standard sheet sizes, including 10x13, 8x10, two 5x7s, four 3 1/2x5s, and eight wallets. We also sell selected ancillary products, such as calendars and greeting cards, that incorporate our photographed images. We generate substantially all of our revenue from the sale of images printed on photographic paper. We print our portraits on Fuji’s highest quality Crystal Archivetm professional photographic paper.

We believe the artistic quality of each image is an important driver of our customers’ purchasing decisions. We have made and continue to make substantial investments in training our studio associates in professional photography techniques, computer software, cameras, lenses, lighting, backgrounds, props and other photographic equipment in an effort to enhance our product. Our image editing software enables our employees to quickly and simply add many special effects to our portraits. These effects, which can be modified in a variety of sizes, shapes and colors, include:

•	soft oval cameos, custom vignettes, artistic borders and edges and calendars;

•	full-color, black and white, “splash of color” or sepia tones;

•	multi-image collages and double exposures on a single portrait sheet; and

•	a wide variety of personalized greeting cards for various occasions.

Our pricing philosophy is to offer our products at the lowest price possible while maintaining our high quality standards. Unlike many of our competitors, we do not charge additional fees for club membership, sitting fees or additional subjects. We also include in our standard pricing the convenience of printing and delivery of portraits to our customers at the conclusion of the photography session.

Portraits may be purchased individually, but are most often purchased in economically priced collections to suit each customer’s needs and budget. Our collection pricing starts at $9.95 for a portrait collection that includes 10 portrait sheets and six greeting cards, but in each fiscal year since our inception, our average customer purchase has exceeded $100.

Currently, customers who purchase our three-pose or larger collections receive a bonus CD containing all of the images captured during the photography session, even those the customer did not purchase, in both high- and low-resolution formats. The full-size high-resolution images are encrypted, and we use those files to produce additional portraits if the customer later requests additional portraits not included in the initial collection. The low-resolution images are intended for personal home use and internet sharing.

Our studios

As of August 1, 2010, we operated 188 studios in 41 states across the U.S. Studio locations average approximately 2,300 square feet in size and feature a floor plan that is designed to be spacious, warm and inviting. We believe our strategy of placing our studios in free-standing locations, as opposed to relying on host retailers or enclosed shopping malls, gives us several competitive advantages, including lower and relatively fixed occupancy costs and enhanced customer convenience.

The following table reflects our studio count by state as of August 1, 2010.

State	Studios

Alabama	6
Arizona	3
Arkansas	2
Colorado	5
Connecticut	1
Delaware	1
Florida	8
Georgia	9
Idaho	1
Illinois	9
Indiana	8
Iowa	6
Kansas	4
Kentucky	3
Louisiana	4
Maryland	2
Massachusetts	1
Michigan	7
Minnesota	2
Mississippi	1
Missouri	5
Nebraska	3
Nevada	2
New Hampshire	1
New Jersey	3
New Mexico	1
New York	2
North Carolina	12
North Dakota	1
Ohio	13
Oklahoma	2
Oregon	2
Pennsylvania	10
South Carolina	4
South Dakota	1
Tennessee	8
Texas	21
Utah	1
Virginia	7
Washington	1
Wisconsin	5

TOTAL	188

Studio expansion and development

Based on our operating experience, we believe the U.S. market can support over 850 Portrait Innovations studios. During the past five fiscal years, we have opened an average of 30 new studio locations per year. We intend to open approximately 30 new studios in fiscal 2010 and increase our studio base by approximately 20% annually thereafter.

We apply demanding criteria to our studio site selection, utilizing demographic and psychographic mapping and commercial real estate database applications to select locations in key market areas. When considering new sites, we analyze total population, population by age group, median and average family income, and post-secondary education levels for the population within a five- and ten-mile radius of the potential studio site. We locate our studios in open-air lifestyle or power centers in high-traffic areas with easy access and drive-up parking.

We lease all of our studios. Lease terms typically range from five to 10 years, and provide us the option to renew for one or two additional terms of five years. We seek space for our studios that can be upfitted to our standardized specifications to provide for consistency in the appearance and functionality of our studios. We further maintain uniformity by furnishing each studio with identical furniture, fixtures and equipment. We follow a regimented studio construction and installation protocol that enables us to open our studios within nine weeks after commencing construction, on average.

Technology

Imaging and printing technology

We utilize state-of-the-art digital imaging technology to produce our portraits. Our professional-quality cameras, automated lighting and background systems, image-selection software and in-studio printing systems allow us to complete a high volume of customer sittings and deliver a wide variety of high-quality professional portraits to our customers typically within an hour and a half of entering our studio. We believe that our investment in these technologies contributes to our product quality and helps distinguish our portraits from those produced by other professional and amateur photographers.

Specific aspects of our technology include:

•	Cameras and Lenses. Our cameras are hand-held by our associates, as opposed to being mounted on a tripod or tethered to any light-control or data-transfer cords or cables. This setup provides our photographers complete freedom of movement to quickly capture expressions at preferred camera angles.

Our associates use 12.3 megapixel Fujifilm FinePix S5 Pro professional digital SLR cameras built on a Nikon body. The camera’s sensor has a high signal-to-noise ratio and quadrupled dynamic range to generate more brilliant and life-like colors and outstanding image quality. The camera has a durable shutter unit designed to operate for up to approximately 100,000 cycles.

We are in the process of transitioning to Nikon’s new D300S professional camera, which we believe will provide an even higher level of quality and durability than we experienced with the Fujifilm FinePix S5 Pro camera. The camera features a shutter that has been durability tested for 150,000 cycles, a durable magnesium alloy body, the ability to record up to seven frames per second, an integrated dust reduction system, long battery life, superb sensor quality and other features that we value.

We use Nikon lenses with all of our cameras because we believe they provide a quality advantage over competing brands. We believe the Nikon lenses, coupled with our cameras, create exceptionally sharp, crisp images.

•	Camera Rooms, Lighting and Backgrounds. Our camera rooms incorporate design and technology features intended to increase efficiency, volume and portrait quality. Our camera rooms are uniform in all major aspects of design and dimension to promote consistent execution across all of our studios. We also believe that the design and functionality of our camera rooms increase photographer productivity, reduce customer fatigue, permit a wider variety of posing and background options and provide consistent portrait quality. Each studio features two or three spacious camera rooms that can accommodate groups of up to 40 people.

Each camera room contains nine independently controlled Photogenic 500 watt-second PowerLighttm 1250 DR digital strobe units designed to provide consistent lighting effects that can be quickly and accurately changed to achieve a wide array of lighting styles. We believe our lighting system significantly enhances the quality of our portraits compared to that of our competitors and amateurs. Our studio associates control all lighting from a computer console and can change between precisely preconfigured light styles in a matter of seconds. The lights are modified with a variety of diffusers, louvers and grates that control light projection and artistic effect. All lights are automatically triggered in unison upon click of the camera shutter to deliver a pre-set amount of light required to achieve the desired result.

Each camera room has the capacity for 12 backgrounds. Eight of the available backgrounds are customized scenic or solid-color, which are motorized for speed and durability. Additional adjustable muslin backdrops are available on sliding rails. These backgrounds and other camera room props are typically changed throughout the year for seasonal themes and periodic updates. For the November-December holiday season, one of the camera rooms in each of our studios features a specially designed Christmas set, with a fully decorated tree. We redesign this set every holiday season so that our customers have variety from year to year.

•	Image Viewing and Selection. Immediately following the photography session, all images are downloaded to our presentation and selling software. The images are displayed on a 42-inch flat-panel monitor for clarity and impact, allowing our associates to use our software to guide customers through an easy portrait selection process. The software enables customers, working with our associates, to review and select their portrait collection. During this process, the software automatically calculates and displays the price of the portrait collection being reviewed by the customer. Once customers confirm their custom order, the software transmits the order for printing and prints a receipt. The integration of image viewing and selection software with our printing system fully automates the task of converting the customer’s selection into high-quality finished portrait sheets. This software is also integrated with our point-of-sale software to provide data regarding the session to our corporate management information systems.

•	Printers. Each studio location is equipped with a Fujifilm Frontiertm digital printer. This printer exposes traditional silver-halide, Crystal Archivetm professional portrait paper with a proprietary laser system and then processes the images in a developer solution, bleach/fix bath and four rinse tanks. These printers produce prints with a resolution of 300 dots per inch and can handle a variety of paper sizes up to 12 inches in width, which enables us to produce our portrait sheets and ancillary products, such as greeting cards and calendars, on the same printer.

Management information systems

Our information technology systems support our detailed, process-driven business strategy. All of our studios are connected to our corporate headquarters through our virtual private network. Through this network, our management has real-time access to various measures of studio activity, including number of booked appointments, customer check-in, wait and check-out times, individual and aggregate sales volume and associate productivity measures. These systems, coupled with our standardized processes, enable our corporate and regional managers to proactively manage customer service, associate productivity and equipment maintenance on a real-time basis. Our central data system is protected against disruption and data loss by our offsite disaster recovery system. In addition, our studios are capable of operating independently in the event of loss or damage to our company-wide network, and have on-site redundancies for all key information systems.

We continually seek ways to upgrade our application delivery platform to be more efficient and scalable utilizing the latest in database, network, and application design technology. We recently converted to a virtualized server environment, upgraded our systems architecture and began implementing more web-based applications. We expect that this new system will provide us an improved integrated, streamlined platform, significantly enhance our data storage capacity and eliminate unnecessary duplication. These improvements are intended to improve business processes, create and deliver innovative product offerings, and capture and analyze information to better manage our business. We are examining ways to further automate our business processes by leveraging off-the-shelf software where it is practical and developing software where there may be a competitive advantage.

Development and support

We have an in-house staff of seven senior information technology professionals with expertise in software development, database management, hardware and networking, all of whom are located at our corporate headquarters. We create and maintain many of our business software applications in-house, including our proprietary Managing Attitude Photography and Sales (MAPS) program for evaluating various aspects of a photo session and related employee performance measures.

We also have an in-house help-desk to support our studio associates and managers in addressing technical and other troubleshooting issues. This staff is available 24 hours a day, seven days a week.

Staffing and operations

Our studios are generally open six days a week from 9:00 am to 6:00 pm Tuesday through Sunday, with special extended hours during busy holiday periods. Portrait appointments are booked by in-studio associates during business hours and by our centralized call center operators on Mondays and during busy holiday seasons.

A studio is overseen by a studio manager, with a studio associate staff that, based on customer traffic levels, consists of five to 10 full-time associates and two to four part-time associates, all of whom are compensated on an hourly basis, with incentive bonus compensation based on performance. To provide a personalized, seamless experience for customers, a studio associate is responsible for all aspects of a customer’s portrait experience, including customer service, photography, sales and portrait printing. In addition to their leadership, training and oversight functions, our managers are also responsible for working directly with customers.

Recruiting

Our success is dependent in part on our ability to attract, train, retain and motivate talented employees at all levels of the organization. We seek to attract dedicated studio associates by offering performance-based incentives, providing fast-track promotional opportunities and empowering them with the flexibility to make studio-level operating decisions within the framework of our corporate policies and objectives. We typically source new hires from a variety of online job search portals including CareerBuilder.com®, Monster.com® and Taleo.com®. We apply demanding criteria in our new hire selection and generally hire ambitious, sales-oriented applicants, and a majority of our studio associates are college-educated.

Training

All of our associates hired for new studios attend a mandatory, rigorous two-week training program at our central training facility in Charlotte, North Carolina, during which they learn photographic techniques and methods to optimize the customer experience and sales productivity. We provide each studio associate with documented materials and manuals that delineate conduct standards, customer service protocols, behavioral expectations and photography and sales operating procedures. Our training program is a combination of comprehensive classroom education and discussion and in-studio, hands-on training. Following this training program, our associates receive ongoing training from the manager of their studio and through our proprietary MAPS program to evaluate and improve the quality of their photographic work and sales techniques.

Associate development

Our associates are important to our studio expansion strategy, and all of our studio managers began their careers with us as studio associates. After a minimum of three months of employment with us, studio associates who have satisfied specified performance standards are eligible to apply for a studio manager position. This self-initiated management development program, which we refer to as FastTrack, allows us to screen and identify high-potential studio managers in a comprehensive and rigorous manner. Those associates who are promoted to managers return to our corporate development and training center to participate in a one-week management training program.

Studio management

Our vice president of operations is responsible for all of our studio operations. We manage our studio base on a region-by-region basis, and our total studio base is currently organized into nine geographic regions. Each region is supervised by a regional manager who monitors studio operations and meets regularly with studio managers to review studio performance. Each Monday, our vice president of operations leads a regional managers’ conference call to review and discuss the prior week’s management reports and operating results, and to establish the current week’s operating objectives.

Our studio and regional managers meet three times per year for our national studio managers’ meeting. We provide ongoing management training and share best practices. These meetings allow us to acknowledge and recognize top performers and reward and thank our studio and regional managers for achieving and exceeding company objectives.

Performance-based incentive programs

We employ a performance-based incentive program to motivate our employees. Our studio associates and managers earn hourly wages and are eligible to participate in our annual bonus program. We believe that our compensation program and benefits compare favorably with other specialty retailers and competitors in our industry.

At the beginning of our fiscal year, we provide each of our studios with a detailed studio budget, which is based on analysis of the studio’s performance in the previous year, our estimates for projected future performance and various other factors. Based on the level of annual net sales by a particular studio, relative to its budget, the studio’s associates and manager earn into our annual bonus plan. Each of our studio associates can access their individual performance and their studio’s performance on a real-time basis via our point-of-sale software. We believe this transparency fosters a collaborative yet competitive environment. Importantly, our annual bonus is not paid until April of the following fiscal year, at which point our employees are already working towards the bonus targets for the next fiscal year.

In addition to cash incentive compensation, we have historically awarded stock options upon an associate’s promotion to studio manager and upon promotion of a studio manager to regional manager. Options typically vest and become exercisable in equal annual increments over a five-year period from the date that they are awarded. In general, any unvested options are forfeited if the manager resigns or is terminated, and, except in limited circumstances, vested options expire if unexercised within three months after termination of employment.

Marketing and advertising

We employ a comprehensive marketing strategy in an effort to increase brand awareness and drive traffic to our studios. In partnership with a full-service, third-party advertising agency, we design our marketing and advertising strategies to emphasize the value-added features, benefits and advantages of our portrait studio experience. We advertise through a variety of media, including internet and online-based marketing, targeted social networking sites, informative and seasonal e-mail communications to our existing customer database, traditional print marketing through newspapers and magazines and targeted customer-specific direct mail. In addition, we launched our first regional prime time television advertising campaigns to support 125 studios in the November-December 2009 holiday season. We believe this campaign was effective, and we intend to increase our use of television advertising in the future.

Because our business is highly seasonal, we launch specialized advertising campaigns in connection with certain holidays, including New Year’s, Valentine’s Day, Easter, Mother’s Day, Father’s Day, Halloween, Thanksgiving, Chanukah and especially Christmas. We also intend to continue focused marketing programs targeted to specific user groups, including new mothers, business professionals, sports teams and brides, to drive traffic during non-holiday periods when our studios typically have incremental capacity. As we expand our geographic footprint, we will be able to move from regional to national advertising campaigns, which we believe will provide cost efficiencies.

We support our new studio openings with focused, grand opening advertising initiatives. These initiatives typically include targeted direct mailings, newspaper and magazine campaigns, promotional materials and gift certificates for local schools and other community organizations, and in most cases a two-week, prime time local television campaign.

In addition to traditional advertising methods, we believe we will continue to benefit from word-of-mouth and grass roots marketing, such as our participation in local charity and public service events in markets where we operate studios. In particular, we believe that our consistent focus on customer service has garnered us recognition and respect among mothers’ groups and organizations and parent-focused media, websites and blogs.

Our interactive website provides useful information to our customers, including studio locations and contact information, a description of our unique studio experience and examples of our product offerings for different occasions. The website highlights the experience customers may expect at our studios and includes an Inside the Portrait video highlighting our four-step portrait process. We also provide portrait ideas on our website, including multiple examples of portraits for babies, parents and children, large families and groups, seasonal themes, sports and activities, special occasions and business, along with examples of different special effects such as black and white, sepia, “splash of color,” vignettes, cameos, double exposures, personalized cards and calendars. We utilize our website to advertise our portrait collection specials. Our website also contains a career portal advertising open associate and corporate positions.

Customers

Our customers include families, particularly those with infants, pre-school and school age children, adults and groups who desire to capture a particular event or milestone. Families with children are one of our largest customer groups and account for a significant portion or our repeat business, as these families seek to commemorate coming-of-age milestones for their children. We target customers and see increases in customer traffic around the November-December holiday season and other holidays, including New Year’s, Valentine’s Day, Easter, Mother’s Day, Father’s Day and Halloween. Other important customer groups include multigenerational families, brides, clubs, sports teams, students and graduates and business professionals.

Vendors

We purchase all of our photographic paper, processing chemistry and photographic printers from Fujifilm North America Corporation. We believe that Fuji leads the industry with regard to the quality and technology related to the printing of professional photographic images. We have a supply agreement with Fuji for photographic paper, chemistry and parts, which expires in January 2011. We purchase printers from Fuji on a purchase-order basis. In addition, under a separate maintenance and service agreement, Fuji contracts with a third party to provide on-site service at each of our locations.

We currently use one firm, Tallyn’s Professional Photographic Supply of Peoria, Inc., to source selected equipment, lighting systems and components, motorized background systems, backgrounds, muslins, various studio props and supplies. Tallyn’s also provides coordination and labor for the installation and configuration of studio equipment in our new and renovated studio locations.

We purchase our cameras, other equipment, supplies and services from various other vendors and distributors.

While we value our relationship with these important vendors, we believe that we could obtain replacement products and services if they or any of their material vendors were unable to provide these products and services to us.

Intellectual property

We rely primarily on trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary interests in our business and software. To help protect the value of our brand, we have secured a federal trademark registration in the U.S. for the mark PORTRAIT INNOVATIONS and have registered the domain name www.portraitinnovations.com.

In addition, we own two patents issued in the U.S., one in Australia, one in South Korea, one in Japan and one in Mexico related to the production and selection of digital portraits from a minimum of 36 digital images generated using at least four backgrounds and 12 poses. Our first U.S. patent will expire in 2025 and the second will expire in 2023. This patent family also includes a pending continuation U.S. patent application, an allowed patent application in Mexico and additional applications pending in Brazil, Canada and Japan.

We also have a pending U.S. non-provisional patent application, one issued patent in Australia and a related patent application pending in Canada, which relate to certain aspects of our MAPS program for evaluating various components of a photo session and related employee performance measures.

Our patents and other intellectual property rights are subject to various risks and may not provide us with adequate defensive protection or sufficient competitive advantage. See “Risk Factors — We may be unable to adequately protect our intellectual property rights or avoid infringing the intellectual property rights of third parties, and the intellectual property rights we have may not be a meaningful barrier to competition.”

Governmental regulation

Our operations are subject to regulation at the federal, state and local level, including laws and regulations relating to environmental matters such as the handling, transportation and disposal of our nonhazardous and hazardous substances and wastes, emissions and discharges of pollutants into the environment, including discharges into air, surface water and groundwater, and health and safety. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities.

Our historical environmental compliance costs have generally been limited to the maintenance of our various licenses and permits and the routine disposal of chemicals used in our printers, and have not had a material effect on our business, financial condition or results of operations, and we do not currently expect that such costs will have such a material effect in the foreseeable future. However, any unknown or unexpected violation of, or liability under, applicable environmental regulations could have a material adverse effect on our business, financial condition or results of operations. Similarly, any changes in environmental laws, or the interpretation thereof, or our use of new or different processes or equipment could also cause us to incur unexpected material capital and operating expenses to maintain compliance with environmental laws and regulations.

Employees

As of August 1, 2010, we had 1,478 employees, including 327 part-time employees. Our studio associates and studio managers are paid on an hourly basis and receive performance-based incentive opportunities. None of our employees is represented by a union, and we are not a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.

Properties

We currently lease all of our studios, which numbered 188 and were located in 41 states across the U.S. as of August 1, 2010. Our studios average approximately 2,300 square feet. Our typical studio lease terms are from five to 10 year terms, with one or two five-year renewal options.

Most of our studio leases also include an exclusivity provision that prohibits the landlord from leasing space in the center to another portrait studio tenant during the term. We do not believe that any individual studio property is material to our financial condition or results of operations.

We also lease our corporate headquarters, which is located in Charlotte, North Carolina. Our corporate headquarters consists of approximately 26,000 square feet and includes a corporate training center, corporate call center, warehousing space and offices for our corporate executives and other corporate personnel. The initial term of this lease expires in 2017.

Legal proceedings

From time to time, we are involved in certain legal proceedings in the ordinary course of our business. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to such matters, management believes the amount of any liability with respect to existing matters, either individually or in the aggregate, will not be material.

We are also currently involved in certain tax matters and proceedings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contingencies.”

Corporate information

Portrait Innovations, Inc., our subsidiary, was incorporated in North Carolina in 2000 and re-incorporated in Delaware in 2002. In 2008, we completed a holding company formation transaction and Portrait Innovations, Inc. became the wholly-owned subsidiary of Portrait Innovations Holding Company, a Delaware corporation incorporated in 2008.

Our principal executive offices are located at 2016 Ayrsley Town Boulevard, Suite 200, Charlotte, North Carolina 28273. Our telephone number is (704) 499-9300 and our website address is www.portraitinnovations.com. The information contained on our website is not incorporated into and does not form a part of this prospectus.

MANAGEMENT

Executive officers and directors

The following table lists our executive officers and directors as of September 1, 2010 and individuals who have agreed to join our Board of Directors upon completion of this offering. Effective upon completion of this offering, we intend to appoint these individuals and one additional independent person to our Board of Directors. In the biographical paragraphs that follow, service with our operating subsidiary, Portrait Innovations, Inc., prior to our holding company formation transaction in 2008, is reflected as service with us.

Name	Age	Position

John Grosso	64	President, Chief Executive Officer, Director
John M. Davis	59	Executive Vice President, Chief Development Officer, Secretary, Director
William K. Bailey II	33	Chief Financial Officer, Vice President of Finance and Investor Relations
Robert Venetucci	60	Executive Vice President and Chief Technology Officer
John J. Grosso, III	31	Vice President of Operations
Susan M. Tabler	61	Vice President of Finance, Treasurer
Thomas B. Henson	55	Director
Mike Balm	40	Director
Michael D. Evans	58	Director*
Robert G. Dinsmore, Jr.	65	Director*

*	This individual has agreed to join the Board of Directors upon the completion of this offering.

John Grosso has served as our President and Chief Executive Officer, and as a Director, since our founding in 2000. Prior to founding Portrait Innovations, Mr. Grosso served from 1987 to 1999 as the president and chief executive officer of PCA International, Inc., where he was responsible for opening more than 1,775 portrait studios over an 11-year period. Mr. Grosso is a graduate of George Washington University.

John M. Davis has served as an Executive Vice President since joining us in March 2001, and as a Director since August 2002. In addition, Mr. Davis served as Chief Technology Officer from August 2002 until December 2009, when he became our Chief Development Officer. Prior to joining us, Mr. Davis served for eight months in 2000 as a vice president of Digital Photography Innovations, Inc., a photofinisher for professional digital photographers. Prior to 2000, Mr. Davis spent his entire professional career with PCA International, Inc., most recently as senior vice president of business development. Mr. Davis is a graduate of the University of North Carolina at Chapel Hill.

William K. Bailey II has served as our Chief Financial Officer, Vice President of Finance and Investor Relations since April 2010, after having joined us in January 2009 as Corporate Controller. From 2004 to 2008, Mr. Bailey served as a Vice President of Wachovia Corporation, working in the internal audit and the balance sheet analytics departments. From 2003 until he joined Wachovia, Mr. Bailey served as Manager of Financial Reporting for Lance, Inc., where he was responsible for preparation of periodic SEC reports and related accounting matters. From 2000 to 2003, Mr. Bailey worked as a Senior Associate with KPMG LLP. Mr. Bailey is a Certified Public Accountant in the State of North Carolina and is a CFA charterholder. He is a graduate of The University of Tennessee.

Robert Venetucci has served as an Executive Vice President and Chief Technology Officer since December 2009. Prior to joining us, Mr. Venetucci served from 2004 to 2009 as a practice manager, project manager, and consultant for EMC Corporation, a life sciences business consulting firm. Prior to 2004, Mr. Venetucci spent one year with Bristol-Myers Squibb as a director in its program office, technical operations information management, and 15 years with M.F. Smith & Associates as a director of consulting. Mr. Venetucci is a graduate of Cornell University.

John J. Grosso, III was our fourth employee, joining us shortly after graduating from George Washington University in 2001. Mr. Grosso became our Vice President of Operations in 2003. Mr. Grosso has served in various other roles during his tenure with us, including as studio manager of our first studio opened in 2002 in Huntersville, North Carolina.

Susan M. Tabler has been our Vice President of Finance since September 2003, and also served as our Chief Financial Officer from September 2003 to April 2010. Ms. Tabler joined us in October 2002 as our Assistant Vice President of Finance. Prior to joining us, Ms. Tabler served from 1999-2002 as the controller for Tailwind Sports, a national sports marketing firm that managed a U.S. professional cycling team. Ms. Tabler is a graduate of Keene State College of the University of New Hampshire.

Thomas B. Henson has served as a Director since 2002.  Effective upon completion of this offering, we intend to appoint Mr. Henson to serve as Chairman of our Board of Directors. Mr. Henson is the co-founder of Henson-Tomlin Interests, LLC, an investment firm which specializes in growth companies, management buyouts and special situations, and has served as its president since 1999. Mr. Henson is the manager of Southeastern Private Investment Fund IV, LLC, one of our stockholders. Prior to founding Henson-Tomlin Interests, LLC, Mr. Henson served as an attorney with Robinson, Bradshaw & Hinson, P.A. in Charlotte, North Carolina. Mr. Henson currently serves as a director and a member of the executive committee of the board of directors of Park Sterling Bank, and as an advisory board member of the Washington & Lee University Law Council. Mr. Henson is a graduate of Vanderbilt University and Washington & Lee University School of Law.

Mike Balm has served as a Director since 2002.  Since 1997, Dr. Balm has been the Chief Executive Officer of the Emergo Group of Companies, a diverse, global private investment group. In addition to serving as a director for various U.S., Canadian and European holding companies, Dr. Balm currently serves as a director of Emergo Alpha Fund Limited, one of our stockholders. Dr. Balm qualified as a Chartered Management Accountant with the Chartered Institute of Management Accountants in the United Kingdom, and subsequent to that, he completed his Masters of Business Administration at the University of Manchester, qualified as a Certified Public Accountant in the State of Delaware and received his Doctorate of Business Administration from the European University of Switzerland.

Michael D. Evans has been nominated, and has agreed to serve, as a member of our Board of Directors upon completion of this offering. Mr. Evans is an Executive Professor of Finance at Winthrop University and has been a member of the faculty at Winthrop University since 1990. Mr. Evans is a Certified Public Accountant and a Certified Financial Plannertm Practitioner. From 2006 to August 2010, he served as a director and a member of the audit committee of Park Sterling Bank. Mr. Evans formerly served on the board of directors of the Charlotte, North Carolina Chamber of Commerce, as the treasurer of the United Way for the Central Carolinas and as chairman of the Charlotte-Mecklenburg Public Broadcasting Authority. Mr. Evans received his undergraduate and Master of Business Administration degrees from Bradley University.

Robert G. Dinsmore, Jr. has been nominated, and has agreed to serve, as a member of our Board of Directors upon completion of this offering. Since January 2009, Mr. Dinsmore has served as a special advisor on tax matters to Bahnson Holdings, Inc., a specialty engineering, manufacturing and mechanical contracting firm. Mr. Dinsmore served in a similar advisory capacity for Zellweger Luwa AG, a multi-national equipment manufacturer and air engineering services company, from April 1999 to December 2008. In January 1999, Mr. Dinsmore retired from KPMG LLP where he spent nearly 30 years as a Certified Public Accountant, and served in various roles within the firm, including as the tax partner in charge of the firm’s Charlotte, North Carolina office. From 2001 to 2009, Mr. Dinsmore served as a director of American Community Bancshares, Inc. Mr. Dinsmore is a graduate of Bob Jones University.

Family relationships

John J. Grosso, III is the son of John Grosso and the nephew of Robert Venetucci.

Board composition

Our Board of Directors currently consists of four members, Messrs. Grosso, Davis, Henson and Balm, who were elected in compliance with the provisions of the Investors’ Rights Agreement among us, our founders and major stockholders. Effective upon the completion of this offering, the parties to the Investors Rights Agreement will amend that agreement to terminate the provisions relating to the election of directors.

We intend to amend and restate our certificate of incorporation and bylaws effective upon the completion of this offering. Our amended and restated certificate of incorporation will provide that our Board of Directors will consists of between three and 11 directors. Our amended and restated bylaws will provide that the exact number of directors shall be determined from time to time by resolution of a majority of our full Board of Directors. Each of our directors holds office until a successor has been elected and qualified or until his or her earlier death, resignation or removal. Our Board of Directors intends, upon the completion of this offering, to increase the size of our Board to six and to appoint Mr. Evans and Mr. Dinsmore as directors.

Although, as noted above, prior to the completion of this offering, the composition of our Board of Directors will have been determined by agreement between our founders and major stockholders, our Board of Directors has considered whether, and believes that, our directors and individuals that we expect to appoint as directors upon the completion of this offering have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure. In this regard, the Board of Directors considered primarily the information discussed in each director’s biography set forth above under “— Executive officers and directors.” In particular, with regard to Mr. Grosso and Mr. Davis, the Board of Directors considered the more than 30 years of experience each has in the professional portrait market, and the extensive knowledge of the professional portrait market gained through that experience. With regard to Mr. Henson, in addition to the significant interest and incentive he has to apply his skill and attributes to advance our interest based on his position as the representative of one of our major stockholders, the Board considered his background in and knowledge of the business issues, challenges and opportunities facing growth companies in numerous industries, based on his extensive experience as an investor in such companies, his knowledge of the professional portrait market and the commercial real estate industry, knowledge of legal matters and history of counseling a diverse range of companies based on his prior experience as a practicing attorney, and his experience as a board member of a financial institution. With regard to Dr. Balm, in addition to the significant interest and incentive Dr. Balm has to apply his skill and attributes to advance our interest based on his position as the representative of one of our major stockholders, the Board considered his background in and knowledge of the business issues, challenges and opportunities facing growth companies in numerous industries, based on his extensive experience as an investor in such companies, and his background and experience in finance, accounting, and business matters and his extensive educational background in accounting and business administration. With regard to Mr. Evans, the Board considered his background and experience in finance, accounting and business matters as an executive professor of finance, Certified Financial Plannertm Practitioner, director and audit committee member of a financial institution, former director and officer of other organizations and his extensive educational background in accounting and business administration. With regard to Mr. Dinsmore, the Board considered his nearly 30 years of experience working with a variety of public companies while at KPMG, including, specifically, his experience as the partner in charge of tax services provided to a public company in the portrait industry.

Director independence

Under Rules 5605 and 5615 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be independent within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2) of the NASDAQ Marketplace Rules, a director will qualify as an “independent director” only if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. Balm, Dinsmore, Evans and Henson has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these individuals would qualify as “independent” directors as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Accordingly, we anticipate that upon the completion of this offering, four of the six members of our Board of Directors would qualify as “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Our Board of Directors intends, upon the completion of this offering, to appoint Mr. Evans and Mr. Dinsmore as members of the Audit Committee of our Board of Directors. Our Board of Directors also determined that Mr. Evans and Mr. Dinsmore would satisfy the independence standards for audit committees established by Rule 10A-3 under the Exchange Act and the NASDAQ Marketplace Rules, as applicable. In making these determinations, our Board of Directors has considered and will consider the relationships between each such director and us and all other facts and circumstances our Board of Directors deemed or deems relevant in determining such director’s independence.

Under Rule 10A-3 under the Exchange Act and NASDAQ Marketplace Rules, we will be required to appoint a third member of the Audit Committee no later than one year after the commencement of the listing of our common stock on NASDAQ. Because of their affiliation with our principal stockholders, neither Dr. Balm nor Mr. Henson satisfy the independence standards for audit committees established by Rule 10A-3 under the Exchange Act and the NASDAQ Marketplace Rules. Following the completion of this offering and within one year after the commencement of the listing of our common stock on NASDAQ, our Board of Directors intends to further increase the size of our Board to seven and to appoint to our Board of Directors and to the Audit Committee an individual who would qualify as an independent director eligible to serve on the Audit Committee.

Director Compensation

In fiscal 2009, we did not pay our directors any compensation for service as directors.

Prior to the completion of this offering, we intend to adopt a director compensation plan to compensate our directors who are not our employees. Under this policy, each such director will receive an annual retainer of $35,000, paid in monthly installments. In addition, the chairman of each the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will receive an annual retainer of $10,000, paid in monthly installments. Each non-employee director first joining our Board of Directors after the completion of this offering will, upon joining the board, receive a grant of 3,000 options under the 2009 Amended and Restated Portrait Innovations Holding Company Stock Option Plan with an exercise price equal to the closing market price on the date of grant. The options will vest and become exercisable in equal annual increments over five years from the date they are granted, however upon termination of service due to death, disability or retirement, or, at the discretion of the Compensation Committee, upon a “change of control” the options will vest immediately. The options will expire on the tenth anniversary of the date of grant, except that unvested options will expire upon a director’s termination of service. We will reimburse the reasonable expenses our non-employee directors incur in connection with attending board and committee meetings.

Committees of the Board of Directors

Upon the completion of this offering, our Board of Directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee and will adopt charters providing for the authority, powers and operation of each such committee. The composition of the committees of the Board of Directors will be determined at that time.

Audit Committee.  We anticipate that the Audit Committee will be comprised of Mr. Evans and Mr. Dinsmore and, as discussed above, the additional independent member of the Board of Directors to be appointed within one year after the commencement of the listing of our common stock on NASDAQ. We have determined that each of Mr. Evans and Mr. Dinsmore would satisfy the financial literacy requirements of the

NASDAQ Marketplace Rules and would qualify as an audit committee financial expert under the rules and regulations of the SEC. With respect to the additional independent member, we anticipate that we will select an individual who would also satisfy the financial literacy requirements of the NASDAQ Marketplace Rules. The primary function of our Audit Committee will be to assist our Board of Directors in monitoring our accounting and financial reporting processes and the integrity of our financial statements, the qualifications and independence of our independent auditor, the performance of our internal auditor and independent auditor, and our compliance with legal and regulatory requirements. Our Audit Committee’s responsibilities will include, among others:

•	selecting and overseeing our independent auditor;

•	reviewing the qualifications, performance and independence of our independent auditor;

•	reviewing the scope of our audit and approving all audit and non-audit services rendered by our independent auditor;

•	reviewing our annual and quarterly financial statements with our management and independent auditor;

•	reviewing the integrity and adequacy of our financial reporting processes;

•	reviewing and resolving any disagreements between our management and our independent auditor in connection with our financial reporting;

•	reviewing the scope of our internal audit and the results of our internal audit examinations;

•	reviewing our policies and procedures for compliance with applicable laws and regulations and discussing legal matters that may have a material impact on our financial statements;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters and the treatment of complaints received regarding such matters;

•	discussing our policies with respect to risk assessment and risk management with our management;

•	reviewing and approving all related party transactions involving us and our directors, executive officers or holders of more than five percent of our voting securities; and

•	preparing a report that the SEC requires us to include in our annual proxy statement.

Compensation Committee.  We anticipate that the Compensation Committee will be comprised of Mr. Henson and two or more members of the Board of Directors who are “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. The primary function of our Compensation Committee will be to assist our Board of Directors in determining the compensation paid to our executive officers and directors, evaluating the performance of our executive officers, overseeing our incentive, compensation and benefit plans and policies, and reviewing our executive succession planning. Our Compensation Committee’s responsibilities will include, among others:

•	reviewing and approving the goals and objectives related to compensation of our executive officers, evaluating the performance of our executive officers under such objectives, and recommending the amount and composition of the compensation of each of our executive officers;

•	reviewing the fees and other compensation of our directors;

•	reviewing our overall compensation philosophy and strategy, and evaluating our compensation policies and practices for all employees as they relate to risk management policies;

•	reviewing, evaluating and administering our incentive, compensation and benefit plans;

•	reviewing our management succession policies; and

•	preparing a report on executive compensation that the SEC requires us to include in our annual proxy statement.

Each member of our Compensation Committee who qualifies as a “non-employee” director under Rule 16b-3 of the Exchange Act and an “outside” director under Section 162(m) of the Internal Revenue Code will constitute a separate committee to act as needed to secure exemptions under these regulations for certain compensation decisions that must be made by a committee composed solely of “non-employee” directors or “outside” directors.

Nominating and Corporate Governance Committee.  We anticipate that the Nominating and Corporate Governance Committee will be comprised of Dr. Balm and two or more members of the Board of Directors who are “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. The primary function of our Nominating and Corporate Governance Committee will be to assist our Board of Directors in recommending candidates for our Board of Directors, evaluating the structure and governance of our Board of Directors and its committees, reviewing our governance policies and procedures, and overseeing the evaluation of our management and our Board of Directors and its committees. Our Nominating and Corporate Governance Committee’s responsibilities will include, among others:

•	recommending criteria for the selection of candidates for our Board of Directors;

•	identifying, evaluating and recommending candidates for our Board of Directors, including evaluating persons suggested by our stockholders;

•	evaluating the composition, size and governance of our Board of Directors and its committees;

•	reviewing and recommending changes, as needed, to our corporate governance guidelines and code of business conduct and ethics; and

•	overseeing periodic evaluations of our Board of Directors and its committees.

Code of business conduct and ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and other employees. Any waiver of the code for directors or executive officers may be made only by our Board of Directors, and will be promptly disclosed to our stockholders.

Corporate governance guidelines

Our Board of Directors has adopted corporate governance guidelines that serve as a flexible framework within which our Board of Directors exercises its responsibilities to us and our stockholders.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our named executive officers listed in the fiscal 2009 summary compensation table and the other compensation tables that follow this section. For fiscal 2009, our named executive officers were:

•	John Grosso, President and Chief Executive Officer;

•	Susan M. Tabler, Vice President of Finance and former Chief Financial Officer;

•	John M. Davis, Executive Vice President and Chief Development Officer;

•	Robert Venetucci, Executive Vice President and Chief Technology Officer; and

•	John J. Grosso, III, Vice President of Operations.

Historical compensation decisions and changes going forward

Because we have been a closely held private company, our compensation program has been reflective of our stage of development. Historically, our Board of Directors has not maintained a compensation committee, and compensation decisions have been made following informal discussions between our President and Chief Executive Officer and our Board of Directors. For fiscal 2009, our President and Chief Executive Officer was primarily responsible for establishing all of the terms of compensation arrangements for our named executive officers, including himself. On an annual basis, our Board of Directors reviews and approves our overall executive compensation program and reviewed the fiscal 2009 compensation terms for our named executive officers that were established by our President and Chief Executive Officer.

In connection with this offering, we are establishing a Compensation Committee to review and approve the compensation of named executive officers and oversee and administer our executive compensation programs and policies. After completion of this offering, we intend that our Compensation Committee will determine the compensation programs and initiatives for our named executive officers, with significant input from our President and Chief Executive Officer.

Philosophy and overview of compensation

The objectives of our named executive officer compensation programs are to provide compensation opportunities that attract, retain and motivate key executives. We compensate our named executive officers in much the same way that we compensate all of our employees. Our total compensation program for named executive officers includes base salary, an annual cash bonus based on both our financial performance and a subjective evaluation of the named executive officer’s individual performance, and stock options. Stock options are typically awarded when the executive joins our company, with any additional awards being based on a subjective evaluation of performance or for retention purposes. We also offer our named executive officers the same welfare benefits available to all of our full-time employees. With the exception of stock option grants, non-cash benefits have not been a material component of our compensation structure.

We have designed our compensation programs to provide both long- and short-term rewards for performance and incentives for our executives to remain with our company. Our annual cash bonus to named executive officers is paid if we achieve an established EBITDA threshold for the fiscal year. For fiscal 2009, the threshold for bonuses was EBITDA of not less than $16 million, which we achieved. All annual cash bonus payments to named executive officers and to our studio associates, studio and regional managers and corporate personnel are made in April following the completion of the audit of the prior fiscal year’s financial statements. In addition to offering a potential long-term reward for corporate performance, our stock options are structured to encourage recipients to remain with our company. Options typically vest in equal annual increments over five years, any unvested options are generally forfeited upon termination of employment and, except in limited circumstances, vested options expire if not exercised within three months after termination of employment.

With one exception, we do not have any employment agreements with any of our employees, including our named executive officers. In December 2009, we entered into an employment agreement with Robert Venetucci, our Executive Vice President and Chief Technology Officer, as an inducement for him to join our company. A description of this agreement is set forth below under “— Employment, severance and change of control agreements.” The company arrived at the amount and form of compensation to be paid to Mr. Venetucci under his employment agreement through arm’s length negotiations with Mr. Venetucci. The company’s negotiations with Mr. Venetucci were informed by its knowledge of Mr. Venetucci’s prior work experience, its knowledge of Mr. Venetucci’s compensation from his prior employer, and the company’s sense of the type and amount of compensation sufficient to induce Mr. Venetucci to leave his prior employer to join the company. The particular mix of compensation provided in Mr. Venetucci’s agreement is reflective of the company’s historical compensation philosophy that its senior executive officers should be treated relatively equally in terms of salary level, bonus opportunity and equity ownership opportunity.

We have not historically used compensation consultants to assist us in designing our executive compensation programs, in setting the level of compensation or for any other purpose.

Base salary

We pay a salary to give each of our named executive officers a base level of compensation. A base salary for each of our named executive officers is determined annually. At the start of each fiscal year, the President and Chief Executive Officer presents the operating and financial budget and overall compensation plan and bonus budgets for all employees and named executive officers to our Board of Directors for approval. For fiscal 2009, our President and Chief Executive Officer set the base salaries of our named executive officers based on his subjective evaluation of each named executive officer. Factors that he considered included:

•	the duties and responsibilities of the named executive officer;

•	individual performance;

•	the historical base salary of the named executive officer during his or her employment with us, including the amount and timing of previous adjustments; and

•	the relationship of named executive officer pay to the base salaries of our other officers and employees.

In fiscal 2009, we increased Messrs. John Grosso and Davis’s annual salary rate by 5% from their prior year levels and increased the salaries of Ms. Tabler and Mr. John J. Grosso, III by approximately 17% in recognition of the increase in their respective responsibilities stemming from our continued growth. Mr. Venetucci joined our company in December 2009, and his salary was set at that time.

We have set salary levels for our named executive officers for fiscal 2010, with the amount of the adjustments to base salary levels being substantially consistent with our past practice. The current base salaries of our executive officers are as follows: Mr. John Grosso ($172,187), Mr. Davis ($177,376), Mr. Bailey ($151,823), Mr. Venetucci ($217,195), Mr. John J. Grosso, III ($173,405) and Ms. Tabler ($172,038).

Annual cash bonus

We offer our named executive officers an annual cash bonus opportunity to provide an incentive for their contribution to our overall success. While we do not have a formal written bonus plan for our named executive officers, it has been our practice to pay bonuses if we achieve general profitability levels for the year. In connection with our annual budgeting process, management recommends, subject to board approval, an anticipated aggregate bonus pool to cover bonuses to our named executive officers, other corporate personnel and our regional managers and a profitability target for the year. Our Board of Directors reviews and approves the budgeted bonus pool and profitability target.

Our President and Chief Executive Officer may adjust the size of the budgeted bonus pool and the annual profitability target to reflect unanticipated events such as disruptions to the retail environment, unusual competitive activity or extraordinary charges unrelated to day-to-day business operations. It has been our practice that any such adjustments are made by our President and Chief Executive Officer based on his subjective evaluation and are communicated to the Board of Directors. In addition, at that time, our President and Chief Executive Officer determines the allocation of the bonus pool to our named executive officers, other corporate personnel and regional managers. The allocation to our named executive officers is based on a subjective evaluation by the President and Chief Executive Officer of each executive’s individual performance during the year, his or her overall contribution to our success, the amount of bonus payments awarded in prior years, and the amount of the bonus relative to current salary. Bonus payments are typically made in April of each year.

Consistent with our historical philosophy that our named executive officers function as a team and should share bonus compensation on a relatively equal basis to the extent we achieve our profitability objectives, our bonus allocations for fiscal 2009 to each named executive officer were the same ($47,250), except for Mr. Venetucci, who received a bonus of $20,000 because he was employed with us for only part of the fiscal year.

Stock options

We have historically granted stock options to provide an incentive for long-term performance and to create an incentive for employees to remain with our company, and we have not awarded other types of equity or long-term compensation. We have granted stock options to a broad group of employees. Employees receive grants of stock options upon being hired by the company as, or receiving a promotion to, the positions of studio manager, regional manager, executive officer and other key positions. We have also made grants to named executive officers and key personnel from time to time based on a subjective evaluation of performance and for retention purposes. We have not historically made annual or other periodic awards of stock options to our named executive officers.

The granting of options to named executive officers furthers our executive compensation objectives by:

•	aligning the interests of the named executive officer with the interests of our stockholders by creating incentives for both the short-term and long-term growth of our company;

•	creating the possibility of wealth accumulation that serves as a compelling recruitment tool given our stage of development and potential for growth; and

•	serving as a retention tool because options granted to our named executive officers vest and become exercisable over a five-year period, any unvested options are generally forfeited upon termination of employment and, except in limited circumstances, vested options expire if not exercised within three months after termination of employment.

Our named executive officers and other key employees are eligible for stock option grants under the 2009 Amended and Restated Portrait Innovations Holding Company Stock Option Plan. Option grants to named executive officers under this plan and our prior stock option plan, under which most of our outstanding stock options have been awarded, typically have the following characteristics:

•	all options have an exercise price equal to the fair market value of our common stock on the date of grant, which determination is based on known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm;

•	only vested options may be exercised;

•	options vest in equal annual increments over five years from the date they are granted, but are subject to immediate vesting upon the occurrence of certain events, such as termination of employment due to death, disability or retirement, or upon a change of control, except that for options granted under the 2009 plan any vesting upon a change of control is subject to the discretion of the Compensation Committee;

•	options are forfeited, to the extent unvested, upon termination of employment except upon death, disability or retirement, and forfeited fully if termination of employment is for “cause” (as defined in the plan); and

•	options expire upon the earlier of 10 years after the date of grant or three months after termination of employment (other than termination of employment due to death, disability or retirement, in which case the options may be exercised within 12 months thereafter).

Options awarded in fiscal 2009 were authorized by a committee of the Board of Directors consisting of one member, Mr. John Grosso, our President and Chief Executive Officer. Under our stock option plans, that committee has discretion to determine which individuals receive awards and the number of shares to be subject to any award.

In fiscal 2009, we awarded options to Ms. Tabler, our Vice President of Finance and then Chief Financial Officer, and to Mr. Venetucci, our Executive Vice President and Chief Technology Officer. We awarded stock options to Ms. Tabler in order to increase her equity ownership stake to a level that the Board of Directors determined to be appropriate, given her position and her increasing responsibilities. We awarded stock options to Mr. Venetucci as part of his agreed compensation package and inducement to join our company. The remaining three named executive officers, Mr. John Grosso, Mr. Davis and Mr. John J. Grosso, received awards of stock options in prior fiscal years, and each also owns a substantial number of shares of our common stock. We did not grant additional stock options to these three named executive officers in fiscal 2009, because we determined that the existing amounts of common stock and stock options held by these officers provided an appropriate level of equity ownership and incentive for long-term performance. The number of options awarded to our named executive officers that were outstanding at the end of fiscal 2009 are set forth in the table under the caption “Outstanding equity awards at fiscal 2009 year-end” appearing below.

Benefits and perquisites

None of the named executive officers is eligible for special perquisites or other benefits that are not available to all of our full-time employees, except that Mr. Venetucci is entitled to reimbursement for certain commuting expenses under the terms of his employment agreement. We sponsor a 401(k) plan. Employees are eligible to make contributions to the 401(k) plan, but historically we have not made any matching or other contributions and did not do so in fiscal 2009. In addition, in fiscal 2009 we provided an allowance to our employees intended to be used to fund individual healthcare insurance or pay for other healthcare expenses at the discretion of the individual employee.

Fiscal 2009 summary compensation table

The following summary compensation table sets forth information concerning the cash and non-cash compensation during fiscal 2009 earned by, awarded to or paid to those persons who were, at January 31, 2010, our Chief Executive Officer, Chief Financial Officer and each of our other named executive officers.

				Option
		Salary	Bonus	Awards	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)

John Grosso	2009	162,750	47,250	—	210,000
President and Chief Executive Officer
Susan M. Tabler	2009	148,560	47,250	27,250	223,060
Chief Financial Officer and Vice President of Finance
John M. Davis	2009	162,750	47,250	—	210,000
Executive Vice President and Chief Development Officer
Robert Venetucci(2)	2009	27,125	20,000	468,400	515,525
Executive Vice President and Chief Technology Officer
John J. Grosso, III	2009	148,560	47,250	—	195,810
Vice President of Operations

(1)	The reported value of these awards has been developed solely for purposes of disclosure in accordance with the rules and regulations of the SEC and is the “grant date fair value” thereof under the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 for financial reporting purposes, except that it does not reflect any adjustments for risk of forfeiture. See Note 10 of the notes to our audited consolidated financial Statements appearing elsewhere in this prospectus for a discussion of the assumptions used in determining grant date fair value of these awards. Because the full grant date fair value of options awarded in fiscal 2009 are reported in this table as compensation in that year and this table does not reflect any compensation attributable to stock options awarded in prior periods to other executive officers, the option grants to Mr. Venetucci and Ms. Tabler in fiscal 2009 significantly skew the total compensation reported for them as compared to the total compensation reported for our other named executive officers. For a listing of the option awards to our named executive officers that were outstanding at the end of fiscal 2009, see the table under the caption “Outstanding equity awards at fiscal 2009 year-end” appearing below.

(2)	Mr. Venetucci joined our company as Executive Vice President and Chief Technology Officer on December 7, 2009.

Fiscal 2009 grants of plan-based awards

The following table provides information about the plan-based awards we made to our named executive officers in fiscal 2009.

		All Other		Grant Date
		Option Awards:	Exercise or	Fair Value
		Number of Securities	Base Price of	of Stock and
		Underlying Options	Option Awards	Option Awards
Name	Grant Date	#(1)	($/Sh)	($)

John Grosso	—	—	—	—
Susan M. Tabler	02/05/2009	5,000	8.92	27,250
John M. Davis	—	—	—	—
Robert Venetucci	12/07/2009	40,000	8.92	468,400
John J. Grosso, III	—	—	—	—

(1)	Stock options awarded to Ms. Tabler were awarded under our 2004 stock option plan and stock options awarded to Mr. Venetucci were awarded under our 2009 stock option plan.

Outstanding equity awards at fiscal 2009 year-end

The following table provides information about the equity awards our named executive officers held as of the end of fiscal 2009.

	Option awards(1)(2)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

John Grosso	28,800	19,200	$8.92	02/03/2016
Susan M. Tabler	4,526	—	1.667	05/01/2013
	8,000	—	2.555	01/24/2015
	4,000	1,000	3.04	12/20/2015
	—	5,000	8.92	02/05/2019
John M. Davis	28,800	19,200	8.92	02/03/2016
Robert Venetucci	—	40,000	8.92	12/07/2019
John J. Grosso, III	28,800	19,200	8.92	02/03/2016

(1)	Each option award vests in five equal installments beginning on the first anniversary of the grant date. The grant date of an option award is the date ten years prior to the reported option expiration date.

(2)	All of the option awards included in this table were awarded under our 2004 stock option plan, except for those awarded to Mr. Venetucci, which were awarded under our 2009 stock option plan.

Fiscal 2009 option exercises

The following table provides information about option exercises by our named executive officers in fiscal 2009.

Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)(1)

John Grosso	—	—
Susan M. Tabler	7,474	$87,543
John M. Davis	—	—
Robert Venetucci	—	—
John J. Grosso, III	—	—

(1)	There was no public trading of our common stock on the date of exercise. Accordingly, the value appearing in this column is calculated based on the aggregate difference between the exercise price of the option and the last determination of fair market value of our common stock by our Board of Directors based on all known facts and circumstances, including valuations prepared by a nationally recognized independent third-party appraisal firm. See Note 10 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus for a discussion of the determination of fair market value of our common stock in connection with the awarding of stock options in fiscal 2009.

Employment, severance and change of control agreements

We do not have any employment agreements with our named executive officers, except for an agreement entered into in December 2009 with Mr. Venetucci, our Executive Vice President and Chief Technology Officer. Our employment agreement with Mr. Venetucci has an initial term of three years and automatically renews for successive one-year terms unless Mr. Venetucci’s employment is terminated. Although our agreement with Mr. Venetucci has a stated term, the agreement specifically provides that Mr. Venetucci is an at-will employee. We may terminate Mr. Venetucci’s employment, or he may terminate his employment, at any time. The agreement provides for an initial base salary of $162,750, and the opportunity to earn an annual bonus of up to 30% of base salary if certain unspecified performance goals are achieved. Under the agreement, Mr. Venetucci received options to purchase 40,000 shares of our common stock at an exercise price of $8.92 per share, subject to vesting at a rate of 20% per year. In addition, we pay Mr. Venetucci’s travel expenses for one roundtrip each week between his home in New Jersey and our headquarters in Charlotte, North Carolina. If Mr. Venetucci is terminated without cause, he is entitled to salary continuation for a period of six months, and if the termination occurs after July 31 of a particular year, he is eligible for an annual bonus for the year of termination on a prorated basis. Receipt of such payments is conditioned upon execution of a general release of claims and compliance with non-competition, non-solicitation and confidentiality covenants for a period of two years following termination.

Potential payments upon termination or change in control

If Mr. Venetucci’s employment had been terminated without cause by us as of January 31, 2010, Mr. Venetucci would have been entitled to an aggregate payment of approximately $101,375, representing six months of salary continuation, $81,375, and for services performed in fiscal 2009, a discretionary bonus prorated for his service in fiscal 2009. For fiscal 2009, Mr. Venetucci received a bonus of $20,000.

Under our 2004 option plan, unvested options vest upon a change of control. Under our 2009 option plan, unvested options vest upon a change of control, subject to the discretion of the Compensation Committee. Under both plans, a change of control occurs if (i) any person who was not a stockholder as of the effective date of the plan becomes the direct or indirect beneficial owner of more than 50% of our voting securities, (ii) the members of our Board of Directors as of the effective date of the plan cease to constitute a majority of our Board or (iii) we liquidate, dissolve or sell substantially all of our assets. In addition, under the 2009 plan, a change of control occurs on the date any other event or action takes place that out Board of Directors determines should constitute a change of control.

The following table sets forth the number of options held by our named executive officers at January 31, 2010 that are subject to vesting upon a change of control and the value attributable to such accelerated vesting based on the difference between the weighted average exercise price of the options and the mid-point of the range of initial public offering prices of our stock listed on the cover page of this prospectus.

	Number of		Value at Mid-point
	Unvested	Weighted Average	of Offering
Name	Shares	Exercise Price	Price Range

John Grosso	19,200	$8.92
Susan M. Tabler	6,000	7.94
John M. Davis	19,200	8.92
Robert Venetucci	40,000	8.92
John J. Grosso, III	19,200	8.92

Stock option plans

We have two stock option plans pursuant to which we have granted options: the 2004 Portrait Innovations, Inc. Stock Option Plan, which we assumed and adopted in connection with our holding company reorganization transaction, and the 2009 Amended and Restated Portrait Innovations Holding Company Stock Option Plan. At this time, we grant options only under the 2009 plan, and no further options will be granted under the 2004 plan.

2009 Plan

Shares available.  240,000 shares of our common stock may be subject to awards under the 2009 plan, subject to adjustment in the event of any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares, or other similar event. Only shares actually delivered on an unrestricted basis with respect to an option will be counted against the maximum share limitation. Thus, if any award is cancelled, forfeited, or terminates or expires unexercised, or if shares are tendered or withheld from an award to pay the option price or satisfy a tax withholding obligation, such shares may again be issued under the 2009 plan. The number of shares subject to options granted to any one person in one calendar year cannot exceed 75,000.

Eligibility.  All of our officers, employees and non-employee directors, and all of the officers and employees of any of our affiliates, are eligible for awards under the plan. As of August 1, 2010, approximately 1,480 people are eligible for awards under the plan.

Administration.  The 2009 plan is to be administered by a committee consisting of two or more members of our Board of Directors. Although prior to this offering, the 2009 plan has been administered by a committee consisting of Mr. Henson and Dr. Balm, following consummation of this offering, we intend for our Compensation Committee to administer the 2009 plan. The Compensation Committee will have the authority to interpret the 2009 plan and make all determinations necessary or desirable for the administration of the plan. The Compensation Committee will also have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award. Pursuant to an authorizing provision in the 2009 plan, our Board of Directors has also appointed Mr. John Grosso, our President and Chief Executive Officer, as the sole member of a committee for the limited purpose of making option grants to our non-executive officers.

Amendment and Termination.  In general, our Board of Directors may amend, alter, suspend, discontinue or terminate the 2009 plan or any portion of the plan. However, any such action that adversely affects the rights of an option holder in any outstanding options, requires such holder’s consent. In addition, any increase in the total number of shares available for options under the plan, except for certain automatic adjustments, requires stockholder approval. Stockholder approval is also required to the extent any proposed amendment would require stockholder approval under applicable laws, regulations or stock exchange rules. Our Compensation Committee has the authority under the 2009 plan to amend or waive any conditions or rights under any award agreement provided that such action does not materially adversely affect the rights of the option holder.

Form of awards.  Awards under the plan will be in the form of options not intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, with the following terms:

•	all options must have an exercise price at least equal to the fair market value of our common stock on the date of grant;

•	except as may be otherwise provided with respect to a particular option award, options generally:

•	vest in equal annual increments over five years from the date they are granted, but are subject to immediate vesting upon the occurrence of certain events, such as termination of service due to death, disability or retirement, or, at the discretion of the Compensation Committee, upon a change of control (as defined in the 2009 plan);

•	are forfeited, to the extent unvested, upon termination of service except upon death, disability or retirement, and forfeited fully if termination of service is for “cause” (as defined in the plan); and

•	expire upon the earlier of 10 years after the date of grant or three months after termination of service (other than termination of service due to death, disability or retirement, in which case the options may be exercised within 12 months thereafter).

2004 Plan

The terms of stock options granted under the 2004 plan are materially consistent with the terms of awards under the 2009 plan described above, except that options granted under the 2004 plan provide for mandatory, as opposed to discretionary, accelerated vesting upon a change of control (as defined in the 2004 plan). Although there will be no future grants of options under the 2004 plan, we have reserved 496,000 shares under the 2004 plan for future issuance upon the exercise of outstanding options that were previously granted under the 2004 plan.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under these plans.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the three other highest compensated executive officers (other than the chief financial officer) determined at the end of each year. Under a special rule that applies to corporations that become public through an initial public offering, subject to certain conditions, this limitation in Section 162(m) generally will not apply to compensation that is paid under our stock option plan described in this “Management” section before the first meeting of our stockholders in 2014 at which directors will be elected.

Performance based compensation that meets certain requirements, including stockholder approval, is excluded from this limitation under Section 162(m). In general, compensation qualifies as performance-based compensation under Section 162(m) if (1) it is conditioned on the achievement of one or more pre-established, objective performance goals, (2) such goal or goals are established by a committee of the board of directors consisting solely of two or more “outside directors” (the “independent director committee”), (3) the material terms of the performance goals under which the compensation is payable are disclosed to, and subsequently approved by, the corporation’s stockholders prior to payment and (4) the independent director committee certifies prior to payment that such goals and any other material terms were in fact satisfied. Although awards granted under the plans described above are temporarily exempt from the limitations of Section 162(m), the Compensation Committee will consider the future impact of Section 162(m), along with other relevant considerations, in designing and administering our compensation plans. However, compensation actions may not always qualify for tax deductibility under Section 162(m) or other favorable tax treatment to us.

Limitation on liability and indemnification matters

Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also will provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We also maintain directors’ and officers’ liability insurance on behalf of any person who is or was a director, officer, employee or agent of our company or was serving at our request as a director, officer, employee or agent of another corporation or other entity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 29, 2007, we have engaged in the following transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% stockholders.

Stock issuances

Although the stock issuances described herein occurred prior to our holding company reorganization transaction, the share numbers provided give effect to that transaction.

On April 2, 2007, we issued and sold 224,215 shares of our series B convertible preferred stock to each of Southeastern Private Investment Fund IV, LLC and Emergomed Limited for a purchase price of $2 million. On June 1, 2007, we issued and sold 112,107.5 shares of our series B convertible preferred stock to each of Southeastern Private Investment Fund IV, LLC and Emergomed Limited for a purchase price of $1 million. Emergomed Limited subsequently transferred its shares to Emergo Alpha Fund Limited, its affiliate and our current stockholder. Our series B convertible preferred stock is convertible into our common stock at any time after issuance of such shares and prior to any redemption of such shares. The conversion price is $8.92 per share. Dividends on the series B preferred stock accrue in arrears at a rate of 10% annually, without compounding, on the original issue price of such preferred stock from the date of issuance to and including the earlier of the date (i) a liquidation event occurs, (ii) such stock is converted into common stock, (iii) such stock is redeemed, or (iv) of the seventh anniversary of the issuance of such stock. The holders of series B preferred stock are entitled to one vote for each whole share of common stock into which the preferred stock would be converted. In the event of our voluntary or involuntary liquidation, each holder of series B preferred stock is entitled, after payment of our debts and other liabilities, to be paid the greater of (i) an amount equal to $8.92 per share, plus all accrued or declared, but unpaid dividends on such stock, and (ii) the amount such holder would receive on an as-converted basis. At any time after the earlier of January 31, 2013 or the occurrence of certain triggering events, the series B preferred stock is redeemable at the election of holders of at least 50% of the series B preferred stock at a redemption price equal to the series B liquidation value.

In satisfaction of dividends on our series A and series B convertible preferred stock accrued as of February 3, 2008 in an aggregate amount of $4,413,971.70, we issued 601,524 shares of common stock to Southeastern Private Investment Fund IV, LLC and 600,894 shares of common stock to Emergo Alpha Fund Limited.

As of August 1, 2010, accrued but unpaid dividends on our outstanding preferred stock were approximately $3.6 million. All of our preferred stock is being converted into common stock subject to, and upon the completion of, this offering.

Corporate headquarters lease

Thomas B. Henson, one of our directors and the manager of Southeastern Private Investment Fund IV, LLC, one of our stockholders, is a minority owner and former manager of Ayrsley Theater Development Company, LLC, the entity from which we lease our corporate headquarters. Tomlin Family Trust No. 3, an affiliate of Southeastern Private Investment Fund IV, LLC, one of our principal stockholders, is also a minority owner of Ayrsley Theater Development Company, LLC. Mr. Henson is the trustee of Tomlin Family Trust No. 3.

This lease is on a triple net basis. Rent paid was $263,000, $347,000 and $461,000 for fiscal 2007, 2008 and 2009, respectively, and is expected to be approximately $499,000 for fiscal 2010. We believe the terms of the lease are no less favorable to us than those that we could have obtained from an unaffiliated third party.

Guarantees of indebtedness

Our $20,000,000 revolving credit facility with a bank lender was jointly guaranteed by Tomlin Family Trust II and Tomlin Family Trust No. 3 in the principal amount of up to $2,500,000. Thomas B. Henson, one of our directors, is the trustee of each of Tomlin Family Trust II and Tomlin Family Trust No. 3. Our line of credit was also guaranteed by Emergo Alpha Fund Limited in the principal amount of up to $2,500,000. Emergo Alpha Fund Limited is one of our principal stockholders and is beneficially owned by Alfred H. Balm, who is the father of Mike Balm, one of our directors. Mike Balm also is a director of Emergo Alpha

Fund Limited. Both guaranties were released by the bank on March 18, 2010 and have no continuing force or effect.

Tomlin Family Trust No. 3 pledged a cash collateral account with a balance of $2,000,000 to the bank lender to secure our revolving credit facility. Alfred H. Balm posted a letter of credit in favor of the bank lender in the amount of $2,000,000 to secure our revolving credit facility. The cash collateral account was released by the bank on March 19, 2009 and the letter of credit expired on October 31, 2009.

Investors’ Rights Agreement

In connection with our holding company reorganization in 2008, we entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with Southeastern Private Investment Fund IV, LLC, Emergo Alpha Fund Limited, John Grosso, John M. Davis, Thomas B. Henson and certain of our common stockholders that, among other things:

•	limits the stockholders’ ability to transfer their stock, except for certain permitted transfers;

•	provides for rights of first refusal with respect to transfers by stockholders other than to permitted transferees;

•	provides the stockholders with preemptive rights if our company proposes to issue any new securities; and

•	provides for co-sale rights in the event of any proposed sale involving more than five percent of then-outstanding common stock.

The agreement also provides that, in any election of directors, the stockholders must vote the shares they own or control to elect four directors, with two designated by holders of common stock and two designated by holders of preferred stock.

The Investors’ Rights Agreement also provides for certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration rights.”

Effective upon the completion of this offering, the Investors’ Rights Agreement will be amended and restated (as so amended and restated, the “Amended and Restated Investors’ Rights Agreement”) to eliminate all of the rights and obligations described above, except for the registration rights. For a description of these registration rights, see “Description of Capital Stock — Registration rights.”

Procedures for related party transactions

Our Board of Directors has adopted a written code of business conduct and ethics for our company. The code was not in effect when we entered into the related party transactions discussed above. Under the code, our employees, officers and directors are prohibited from entering into any conflict of interest transaction, unless approved by our Board of Directors. In addition, they must report any actual or potential conflict of interest, including related party transactions, as provided in the code. Pursuant to its charter, our audit committee is required to approve any related party transactions. In approving or rejecting such proposed transactions, the audit committee intends to consider the relevant facts and circumstances, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents as of September 1, 2010 information regarding the beneficial ownership of shares of our common stock for:

•	each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 1, 2010 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that all persons listed in the table below have sole voting and investment power with respect to their shares, subject to applicable community property laws.

This table lists applicable percentage ownership before the offering based on 8,510,704 shares of common stock outstanding as of September 1, 2010, after giving effect to the conversion of our outstanding convertible preferred stock into 4,154,258 shares of common stock subject to, and upon the completion of, this offering. For purposes of the applicable percentage ownership after the offering, we have further assumed that           shares of common stock will be outstanding upon completion of this offering and no exercise of the underwriters’ over-allotment option.

For additional information about the selling stockholders and their relationships with us, see “Certain Relationships and Related Party Transactions.”

	Shares			Shares
	Beneficially Owned		Number of	Beneficially Owned
	Before the Offering		Shares	After the Offering(1)
Beneficial Owner	Number	Percentage	Being Offered	Number	Percentage

Five percent stockholders:
Southeastern Private Investment Fund IV, LLC(2) 2131 Ayrsley Town Boulevard, Suite 300 Charlotte, North Carolina 28273	3,470,503	40.78%
Emergo Alpha Fund Limited(3) 2, Prodromou & Demetrakopoulou str. 1090 Nicosia, Cyprus	3,341,173	39.26%
Named executive officers and directors:
John Grosso(4)	348,600	4.08%
William K. Bailey II(5)	3,000	*
John M. Davis(6)	342,600	4.01%
Robert Venetucci	—	*
John J. Grosso, III(7)	342,600	4.01%
Susan M. Tabler(8)	17,526	*
Thomas B. Henson(9)	3,640,751	42.78%
Mike Balm(10)	3,341,173	39.26%
Michael D. Evans**	—	*
Robert G. Dinsmore, Jr.**	—	*
All executive officers and directors as a group (10 people)	8,037,250	92.95%

*	Indicates less than 1%.

**	Director nominee.

(1)	Assumes no exercise of the underwriters’ over-allotment option to purchase shares from Southeastern Private Investment Fund IV, LLC, shares from Emergo Alpha Fund Limited, shares from John Grosso and shares from John M. Davis. See “Underwriting.”

(2)	Includes 3,470,503 shares owned of record by Southeastern Private Investment Fund IV, LLC. Voting and investment power is held by Thomas B. Henson, manager of Southeastern Private Investment Fund IV, LLC and one of our directors. Mr. Henson disclaims beneficial ownership of 3,220,503 of the shares of common stock owned of record by Southeastern Private Investment Fund, LLC.

(3)	Includes 3,341,173 shares of common stock owned of record by Emergo Alpha Fund Limited. Emergo Alpha Fund Limited is owned by Emergo Cyprus Ltd, which is owned by Alfred H. Balm. Alfred H. Balm is the father of Mike Balm, one of our directors. Mike Balm is a director of Emergo Alpha Fund Limited. He disclaims beneficial ownership of the 3,341,173 shares of common stock owned of record by Emergo Alpha Fund Limited.

(4)	Includes 38,400 shares issuable to Mr. Grosso upon the exercise of options that are exercisable within 60 days following September 1, 2010.

(5)	Includes 3,000 shares issuable to Mr. Bailey upon the exercise of options that are exercisable within 60 days following September 1, 2010.

(6)	Includes 38,400 shares issuable to Mr. Davis upon the exercise of options that are exercisable within 60 days following September 1, 2010.

(7)	Includes 38,400 shares issuable to Mr. Grosso, III upon the exercise of options that are exercisable within 60 days following September 1, 2010.

(8)	Includes 17,526 shares issuable to Ms. Tabler upon the exercise of options that are exercisable within 60 days following September 1, 2010.

(9)	Includes (i) 170,248 owned of record by HENTOM, LLC, a North Carolina limited liability company wholly owned by Thomas B. Henson and (ii) 3,470,503 shares of common stock owned of record by Southeastern Private Investment Fund IV, LLC and referenced in footnote (2) above, for which Mr. Henson holds voting and investment power. Mr. Henson disclaims beneficial ownership of 3,220,503 of the shares of common stock owned of record by Southeastern Private Investment Fund IV, LLC.

(10)	Includes 3,341,173 shares of common stock owned of record by Emergo Alpha Fund Limited and referenced in footnote (3) above. Mike Balm is a director of Emergo Alpha Fund Limited and one of our directors. He disclaims beneficial ownership of the 3,341,173 shares of common stock owned of record by Emergo Alpha Fund Limited.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share.

At August 1, 2010, we had outstanding 4,356,446 shares of common stock held of record by 10 stockholders, 1,800,000 shares of Series A Preferred Stock held of record by two stockholders and 2,354,257 shares of Series B Preferred Stock held of record by two stockholders. As of August 1, 2010, there were outstanding options to acquire 534,640 shares of our common stock at a weighted average exercise price of $7.95 per share. Upon completion of this offering,                     shares of our common stock and no shares of our preferred stock will be outstanding.

The description below summarizes the material rights and terms of our capital stock after giving effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur prior to the completion of this offering. This summary is not complete. For more detailed information, see the form of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the Board of Directors pursuant to the amended and restated certificate of incorporation, holders of our common stock have the exclusive right to vote for the election of directors and for all other purposes. Holders of common stock vote together as a single class. Holders of our common stock do not have cumulative voting rights in the election of directors or any other matter.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock then outstanding. Subject to preferences that may apply to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as the Board of Directors may declare from time to time. We do not currently anticipate paying cash dividends.

Holders of common stock have no preemptive or redemption rights and will not be subject to further capital calls or assessments by us. All of the shares of common stock to be issued and sold in this offering will be validly issued, fully paid and non-assessable.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we designate and issue in the future.

Preferred stock

Our Board of Directors has the authority, without further action by our stockholders, to issue shares of our authorized preferred stock from time to time in one or more series. The Board of Directors also has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. It is not possible to determine the actual effects of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. However, the effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of us.

We have no current plans to issue any shares of preferred stock.

Registration rights

After this offering, holders of approximately           shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of the Amended and Restated Investors’ Rights Agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include:

Demand registration rights.  At any time following 180 days after completion of this offering, a majority of the holders of the registrable securities can require us to file with the SEC and cause to be declared effective a long-form registration statement on Form S-1 or, if eligible, a short-form registration statement on Form S-3 covering the resale of all shares of common stock held by such persons. Any demand for long-form registration must cover at least 20% of the registrable securities then outstanding, or a lesser percentage if the aggregate offering price would exceed $10,000,000. There may be a total of two demands for long-form registration. The anticipated aggregate offering price of any shares covered by a demand for short-form registration must exceed $5,000,000. There may be a total of three demands for short-form registration in any 12-month period.

Piggyback registration rights.  If we register any of our common stock under the Securities Act, solely for cash, either for our own account or for the account of other security holders, the holders of shares of registrable securities are entitled to notice of the registration and to include their shares of common stock in the registration.

Limitations and expenses.  With specified exceptions, a holder’s right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of one legal counsel to the registering security holders up to a prescribed maximum amount, but excluding underwriters’ discounts and commissions.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

The following is a summary of provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but unissued shares of preferred stock and common stock

The ability to issue authorized but unissued shares of preferred stock and to establish the relative powers, preferences and other rights of each series of preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company or removal of our incumbent directors or management.

Our Board of Directors also may approve the issuance of authorized but unissued shares of our common stock without further action by our stockholders, unless such action is required in a particular case by applicable laws or regulations or by the NASDAQ or any other stock exchange upon which our common stock may then be listed. Our stockholders do not have the preemptive right to purchase or subscribe to any additional shares of common stock that we may issue. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate acquisitions of other businesses. One of the effects of the existence of authorized but unissued shares may be to enable our Board of Directors to issue shares to persons friendly to our management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the Board of Directors, other than nominations made by us. In most circumstances, a stockholder must provide notice of any proposed business or director nominations at least 120 days before the anniversary date of the proxy statement for the immediately preceding annual meeting. The notice must also include descriptions of certain matters as set forth in our bylaws. Although our bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations or candidates or proposals regarding other business to be conducted at an annual or special meeting, our bylaws may have the effect of precluding certain actions at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Inability of stockholders to act by written consent; special meetings

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent in lieu of a meeting and that stockholder action can only be taken at an annual or special meeting of stockholders. Our amended and restated certificate of incorporation further provides that special meetings of stockholders may be called only by our President, our Chairman of the Board or a majority of our Board of Directors. These provisions may lengthen the amount of time required to take stockholder actions. As a result, a stockholder or group of stockholders that controls a majority of our common stock would not be able to amend our bylaws or remove directors except at an annual stockholders’ meeting.

Provisions related to our Board of Directors

The number of directors constituting our Board of Directors is determined from time to time by our Board of Directors. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our Board of Directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Voting requirements on amending our amended and restated certificate of incorporation or bylaws

Our amended and restated certificate of incorporation and our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our Board of Directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire Board of Directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. In addition, our amended and restated certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the calling of special meetings and no stockholder action by written consent, must be approved by our Board of Directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our Board of Directors).

Delaware business combination statute

We are organized under Delaware law. Section 203 of the Delaware General Corporation Law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. Section 203 does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding voting stock (excluding voting stock held by directors who are also officers and voting stock held in employee stock plans if participants do not have the right to determine whether their plan stock will he tendered in a tender or exchange offer); or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, excluding voting stock held by the interested stockholder, authorize the business combination.

Because we were not subject to Section 203 prior to the offering, none of our current stockholders would as of the time of the offering be considered an interested stockholder.

Limitations on director liability

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will include the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, whose address is 59 Maiden Lane, New York, New York 10038, and whose telephone number at this location is (212) 936-5100.

Listing

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol PTRT.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or a perception that such sales may occur, could adversely affect prevailing market prices of our common stock.

When this offering is completed, we will have a total of           shares of our common stock outstanding, assuming no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144. Shares acquired by our affiliates in this offering and restricted securities may be sold in the public market only if registered or sold in accordance with Rule 144 or Rule 701 under the Securities Act.

All of the restricted shares described above will be subject to the 180-day underwriters’ lock-up described below under “— Restrictive agreements” and “Underwriting.”

In addition, immediately following this offering, options to purchase           shares of our common stock will be outstanding. Except as described below regarding the registration of common stock issuable upon the exercise of options granted under our stock option plans, these option shares will also be “restricted securities” as described above.

Restrictive agreements

Our executive officers, directors and the selling stockholders, who hold an aggregate of approximately                shares of our common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, subject to extension in specific circumstances, without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC.

As shares held by our executive officers, directors and existing stockholders become available for sale and are sold into the market, the market price of our common stock could decline. After a restricted person’s holding of common stock has been released from the restrictions on sale described above, they will be available for sale to the public subject to satisfaction of the requirements of Rule 144 or Rule 701, which are described below.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed before the effective date of this filing in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plans. The Form S-8 will become effective automatically upon filing. As of August 1, 2010, options to purchase 534,640 shares of common stock were issued and outstanding, 328,272 of which have vested. Accordingly, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, shares registered under the Form S-8 will be available for sale in the open market after the applicable lock-up agreements expire.

Registration rights

Upon completion of this offering, the holders of approximately           shares of our common stock will be entitled to registration rights. Registration of the sale of these shares upon exercise of these rights would make them freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock — Registration rights.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as certain financial institutions, insurance companies, tax-exempt organizations, hybrid entities, partnership and other pass-through entities, broker-dealers, persons subject to the alternative minimum tax, persons that receive our common stock as compensation, or persons that hold our common stock as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment. Furthermore, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the distributions exceed our current and accumulated earnings and profits, such distributions will constitute a return of capital and will first reduce a holder’s adjusted tax basis in its common stock and, thereafter, will be treated as capital gain. Distributions that constitute dividends for U.S. federal income tax purposes that are paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Effectively connected dividends, net of certain deductions and credits, will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate provided by any applicable income tax treaty).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information reporting requirements and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. This information also may be made available to the tax authorities in the non-U.S. holder’s country of residence. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty generally should also satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements relating to ownership of those entities by U.S. persons have been satisfied. These new requirements are different from, and in addition to, the beneficial owner certification requirements described above. Non-U.S. holders should consult their tax advisers regarding the possible implications of this legislation on their investment in our common stock.

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With Full
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus other than shares of our common stock issued upon the exercise of options granted under our stock-based compensation plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, (i) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol PTRT.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area1 which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Wells Fargo Securities, LLC is the lender under our revolving credit facility. To the extent any of the proceeds of this offering are applied to repay loans outstanding under our revolving credit facility, such affiliate will receive the amounts so repaid under such facility.

CONFLICTS OF INTEREST

An affiliate of Wells Fargo Securities, LLC, one of the underwriters, is the lender under our revolving credit facility and may receive more than five percent of the net proceeds of this offering as a result of our intention to repay debt under the revolving credit facility. Thus, Wells Fargo Securities, LLC has a “conflict of interest” as defined in Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or

1 The EU plus Iceland, Norway and Liechtenstein.

FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. J.P. Morgan Securities Inc. is acting as the qualified independent underwriter and will not receive any compensation in such capacity. We have agreed to indemnify J.P. Morgan Securities Inc. in its capacity as the qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that it may be required to make in that respect.

LEGAL MATTERS

The validity of our common stock offered in this offering will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Davis Polk & Wardwell LLP, New York, New York has acted as counsel to the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Portrait Innovations Holding Company as of February 1, 2009 and January 31, 2010, and for each of the three years in the period ended January 31, 2010 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, upon the authority of such firm as experts in auditing and accounting.

The audit report covering the January 31, 2010 consolidated financial statements refers to a change in the accounting for uncertain tax positions and a change in the accounting for the fair value measurements of nonfinancial assets and liabilities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on or through our website at www.portraitinnovations.com, free of charge. The information contained on our website is not incorporated into and does not form a part of this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Portrait Innovations Holding Company:

We have audited the accompanying consolidated balance sheets of Portrait Innovations Holding Company and Subsidiary (the Company) as of and February 1, 2009 and January 31, 2010, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2009 and January 31, 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2(l) and 2(t) to the consolidated financial statements, the Company has changed its method of accounting for uncertain tax positions effective January 29, 2007, due to the adoption of Accounting Standards Codification Subtopic 740-10, and the Company has changed its method of accounting for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis, due to the adoption of ASC Topic 820, effective February 2, 2009.

/s/ KPMG LLP

Charlotte, North Carolina
June 29, 2010, except for note 2(u)
as to which the date is October 1, 2010

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets
February 1, 2009 and January 31, 2010

	February 1,	January 31,
	2009	2010
	(In thousands, except
	share data)

ASSETS
Current assets:
Cash and cash equivalents	$5,951	1,987
Accounts receivable, less allowance for doubtful accounts of $49 in 2009 and $39 in 2010	1,182	1,216
Store supplies inventory	614	726
Prepaid expenses	1,110	1,370
Deferred income taxes	475	836
Other assets	189	182

Total current assets	9,521	6,317
Property and equipment, net	50,517	50,636
Deferred financing costs	153	110
Deferred income taxes	871	698

Total assets	$61,062	57,761

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations	$368	24
Accounts payable	2,606	4,093
Accrued compensation	5,577	5,811
Accrued and other liabilities	3,659	5,445
Current portion of deferred rent	1,356	1,434
Income taxes payable	85	1,843

Total current liabilities	13,651	18,650
Obligations under capital leases, excluding current installments	19	18
Long term debt	13,950	4,950
Other liabilities	7,450	7,512

Total liabilities	35,070	31,130

Cumulative convertible redeemable preferred stock:
10% Series A cumulative convertible preferred stock, $0.01 par value, liquidation value $1.67 per share. Authorized 1,800,000 shares; issued and outstanding 1,800,000 shares as of February 1, 2009 and January 31, 2010	3,299	3,304
10% Series B cumulative convertible preferred stock, $0.01 par value, liquidation value $8.92 per share. Authorized 2,354,257 shares; issued and outstanding 2,354,257 shares as of February 1, 2009 and January 31, 2010	23,094	23,129
Stockholders’ equity:
Common stock, $0.01 par value. Authorized 15,000,000 shares; issued and outstanding 4,147,498 and 4,167,446 shares as of February 1, 2009 and January 31, 2010, respectively	41	42
Additional paid in capital	2,278	342
Accumulated deficit	(2,720)	(186)

Total stockholders’ equity	(401)	198
Commitments and contingencies

Total liabilities and stockholders’ equity	$61,062	57,761

See accompanying notes to consolidated financial statements.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Income
Years ended February 3, 2008, February 1, 2009 and January 31, 2010

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands, except share data)

Net sales	$73,203	97,402	111,009
Cost of goods sold, excluding depreciation and amortization	18,433	24,422	28,663
Selling, general and administrative expenses	44,409	58,559	65,863
Depreciation and amortization expense	7,247	10,643	12,208

Income from operations	3,114	3,778	4,275
Interest income	(141)	(27)	(19)
Interest expense	1,600	1,284	516

Income before income taxes	1,655	2,521	3,778
Provision (benefit) for income taxes	(1,454)	1,234	1,244

Net income	3,109	1,287	2,534

Preferred stock dividends	(2,256)	(2,393)	(2,393)

Net income (loss) available for distribution	853	(1,106)	142
Net income (loss) allocated to participating preferred stock	(489)	—	(71)

Net income (loss) applicable to common stockholders	$364	(1,106)	71

Net income per common share:
Net income (loss) per common share — basic	$0.12	(0.29)	0.02

Net income (loss) per common share — diluted	$0.12	(0.29)	0.02

Weighted average number of common shares outstanding — basic	2,944,759	3,879,927	4,164,487

Weighted average number of common and equivalent shares outstanding — diluted	7,092,963	3,879,927	8,544,890

See accompanying notes to consolidated financial statements.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity
Years ended February 3, 2008, February 1, 2009 and January 31, 2010

	Common Stock
		$0.01	Additional		Total
	Number of	Par	Paid in	Accumulated	Stockholders’
	Shares	Value	Capital	Deficit	Equity (Deficit)
	(In thousands, except share data)

Balances as of January 28, 2007	2,943,300	$29	$1,180	$(6,256)	$(5,047)
Share-based compensation expense	—	—	211	—	211
Stock options exercised	1,780	—	5	—	5
Preferred stock dividend accrual	—	—	(1,396)	(860)	(2,256)
Net income	—	—	—	3,109	3,109

Balances as of February 3, 2008	2,945,080	29	—	(4,007)	(3,978)
Share-based compensation expense	—	—	269	—	269
Preferred stock dividend paid in common stock	1,202,418	12	4,402	—	4,414
Preferred stock dividend accrual	—	—	(2,393)		(2,393)
Net income	—	—	—	1,287	1,287

Balances as of February 1, 2009	4,147,498	41	2,278	(2,720)	(401)
Share-based compensation expense	—	—	335	—	335
Stock options exercised, including tax benefits of $82	19,948	1	122	—	123
Preferred stock dividend accrual	—	—	(2,393)	—	(2,393)
Net income	—	—	—	2,534	2,534

Balances as of January 31, 2010	4,167,446	$42	$342	$(186)	$198

See accompanying notes to consolidated financial statements.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended February 3, 2008, February 1, 2009 and January 31, 2010

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Operating activities:
Net income	$3,109	1,287	2,534
Adjustments to reconcile net income to net cash flows used in operations:
Depreciation and amortization	7,247	10,643	12,208
Amortization of debt financing costs	588	511	128
Loss on disposal of equipment	251	224	119
Share-based compensation	211	269	335
Deferred income taxes	(1,720)	1,026	(840)
Change in operating assets and liabilities:
Accounts receivable	(356)	329	(34)
Store supplies inventory	(148)	60	(112)
Prepaid expenses	(826)	(123)	(260)
Other assets	27	(30)	7
Accounts payable	1,769	(1,376)	1,064
Accrued expenses and other current liabilities	3,103	3,014	1,787
Income taxes payable	176	(153)	1,758
Other liabilities	1,856	1,057	714

Net cash provided by operating activities	15,287	16,738	19,408

Investing activities:
Capital expenditures	(26,514)	(15,292)	(11,709)
Proceeds received from disposal of equipment	—	4	27

Net cash used in investing activities	(26,514)	(15,288)	(11,682)

Financing activities:
Principal payments on capital lease obligations	(553)	(533)	(375)
Proceeds from borrowings	—	7,000	—
Repayment of debt	—	(7,000)	(9,000)
Proceeds from issuance of preferred stock	10,000	—	—
Proceeds from exercise of stock options	5	—	41
Share-based compensation tax benefits	—	—	82
Cash dividends paid	—	—	(2,353)
Bank fees for loan modification	—	(26)	(85)

Net cash provided (used) by financing activities	9,452	(559)	(11,690)

Net increase (decrease) in cash and cash equivalents	(1,775)	891	(3,964)
Cash and cash equivalents at beginning of year	6,835	5,060	5,951

Cash and cash equivalents at end of year	$5,060	5,951	1,987

Cash paid for interest	$1,011	698	415
Cash paid for taxes	$89	361	244
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable	$—	—	423
Capital expenditures included in accrued expenses	$—	—	311
Capital leases for equipment	$—	—	30
Accrued preferred stock dividends	$2,256	2,393	2,393

See accompanying notes to consolidated financial statements.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements
February 1, 2009 and January 31, 2010

(1)	Organization and Business

Portrait Innovations Holding Company (PH) and its wholly owned subsidiary, Portrait Innovations, Inc. (PI) (PH and PI together, the Company), are principally engaged in operating a digital imaging portrait studio business. As of January 31, 2010, PI has 170 stores operating under the name of Portrait Innovations in the United States.

PI was incorporated under the laws of the state of Delaware on July 22, 2002. PI commenced operations on November 18, 2002.

PH, a non-operating holding company, was incorporated on April 24, 2008. PH formed a non-operating subsidiary that merged with PI, with PI being the surviving entity (the Merger) (see note 5).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of PH and its wholly owned subsidiary, PI. All material intercompany amounts have been eliminated.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying amount of property and equipment, share-based compensation, income tax uncertainties and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(c)	Fiscal Year

The Company’s fiscal year ends on the Sunday nearest the January month end. The fiscal years ended February 3, 2008, February 1, 2009 and January 31, 2010 were 53-week, 52-week and 52-week years, respectively.

(d)	Cash Equivalents

The Company considers all highly liquid investments with maturity date of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds.

(e)	Accounts Receivable

Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card and landlord receivables for which collectibility is reasonably assured. Landlord receivables primarily consist of construction allowances receivable. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(f)	Prepaids

Prepaid expenses consist of expenses which are paid in advance and will result in a probable future economic benefit. Prepaid expenses consist primarily of prepaid rent and insurance.

(g)	Store Supplies Inventory

Store supplies inventory include photography and sales supplies which are valued at the lower of cost or market, cost being determined on the first-in, first-out basis.

(h)	Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization related to property and equipment, except for leasehold improvements, is provided utilizing the straight-line method over the estimated asset lives. Depreciation related to leasehold improvements is provided utilizing the straight-line method over the shorter of the estimated asset lives or related lease terms.

A summary of estimated useful lives is as follows:

Asset Classification	Estimated Useful Lives

Leasehold improvements	Lease terms
Studio furniture and equipment	2 to 10 years
Computer equipment	5 years
Equipment under capital lease	5 to 10 years

As of January 31, 2010, leasehold improvements had a weighted average life of 7.5 years.

Property and equipment leased by the Company under capital leases is stated at an amount equal to the lesser of either (a) the present value of the minimum lease payments less accumulated amortization, or (b) the fair value of the leased property.

(i)	Impairment of Long-lived Assets

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) Subtopic 360-10-35 “Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.

(j)	Deferred Rent

For leases that contain fixed escalation of the minimum annual lease payment during the original term of the lease and rent holidays, the Company recognizes rental expense on a straight-line basis over the lease term, including the construction period, and records the difference between rent expense and amount currently payable as deferred rent. The Company begins recognizing rent expense during the construction period. Deferred lease incentives, which include construction allowances received from landlords, are amortized on a straight-line basis over the lease term, including the construction period. Deferred rent is presented in current portion of deferred rent and other liabilities.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

Deferred rent as of February 1, 2009 and January 31, 2010 consisted of the following:

	February 1,	January 31,
	2009	2010
	(In thousands)

Current portion of deferred rent	$1,356	1,434
Noncurrent portion of deferred rent presented in other liabilities	6,798	7,512

Total deferred rent	8,154	8,946

(k)	Deferred Financing Costs

Deferred financing costs are amortized to interest expense over the term of the loan agreement.

(l)	Income Taxes

The Company utilizes the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted the provision on accounting for uncertainty in income taxes as prescribed by ASC Subtopic 740-10 at the beginning of fiscal 2008. This standard clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. This standard also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies interest and penalties associated with income tax positions within the provision for income taxes. The adoption of the standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

(m)	Revenue Recognition

Sales are recorded when services are accepted by the customer and the customer takes delivery of the photographs and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Sales taxes are recorded on a net basis.

(n)	Cost of Goods Sold

Cost of goods sold includes printing costs, occupancy costs, studio supplies and credit card fees. Printing costs include cost of raw materials and equipment repair and maintenance costs. Occupancy costs include rent, contingent rent, common area maintenance, real and personal property taxes, insurance, utilities and studio repair and maintenance costs. Studio supply costs include seasonal props and backgrounds, photography supplies, freight and other miscellaneous supplies.

(o)	Selling, General and Administrative Expenses

Selling, general and administrative expenses include studio and corporate payroll and benefit expenses, share-based compensation, marketing and advertising expenses, studio recruiting and training expenses,

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

expenses for accounting and legal services, information technology expenses, travel expenses and expenses related to our corporate facilities.

(p)	Start-Up Activities and Pre-Opening Costs

Start-up activity costs and store pre-opening costs are expensed as incurred.

(q)	Advertising

Advertising is expensed as incurred and amounted to $6,312,000, $9,273,000 and $10,925,000, for the years ended, February 3, 2008, February 1, 2009 and January 31, 2010, respectively. Advertising is included in selling, general and administrative expenses in the consolidated statements of income.

(r)	Share-Based Compensation

As of January 30, 2006, the Company adopted ASC Topic 718, “Compensation — Stock Compensation,” which requires measurement of the cost of employee services received in exchange for share-based compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company adopted this standard on January 30, 2006 under the prospective method of application, which is allowed for nonpublic entities. Under this method, the Company recognizes compensation costs for new grants of share-based awards. For awards granted prior to that date, the standard is applied only to the extent those awards are subsequently modified, repurchased or cancelled.

(s)	Segments

The Company operates in one segment, operating a digital imaging portrait studio business.

(t)	Fair Value

On February 2, 2009, the Company adopted the provisions of ASC Topic 820 “Fair Value Measurements and Disclosures,” which defines the fair value measurement of non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The adoption of this standard resulted in additional disclosures (see note 13).

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(u)	Recently Issued Accounting Pronouncements

In June 2009, the FASB established authoritative U.S. GAAP, codifying and superseding all pre-existing accounting standards and literature. This newly codified U.S. GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

In May 2009, the FASB issued authoritative guidance included in ASC Topic 855 “Subsequent Events,” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows. Subsequent events have been evaluated for recognition and disclosure through October 1, 2010.

(3)	Accounts Receivable

Accounts receivable as of February 1, 2009 and January 31, 2010 is as follows:

	February 1,	January 31,
	2009	2010
	(In thousands)

Credit card receivable	$796	804
Landlord receivable	194	311
Other miscellaneous receivable	241	140

Total accounts receivable	1,231	1,255
Allowance for doubtful accounts	(49)	(39)

Accounts receivable, net	$1,182	1,216

A rollforward of the allowance for doubtful accounts is as follows:

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Balance at beginning of year	$(22)	(9)	(49)
Provision for doubtful accounts	—	(92)	(42)
Write-off of uncollectible balances	13	52	52

Balance at end of year	$(9)	(49)	(39)

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(4)	Property and Equipment

Property and equipment as of February 1, 2009 and January 31, 2010 is as follows:

	February 1,	January 31,
	2009	2010
	(In thousands)

Leasehold improvements	$43,268	50,025
Studio furniture and equipment	28,365	34,434
Computer equipment	1,369	1,815
Equipment under capital lease	2,076	667

Property and equipment, gross	75,078	86,941
Accumulated depreciation and amortization	(24,561)	(36,305)

Property and equipment, net	$50,517	50,636

(5)	Holding Company Formation

PH formed a non-operating subsidiary that merged with PI, with PI being the surviving entity. In connection with the Merger, each share of PI’s common stock was converted into one share of the common stock of PH. Each share of PI’s Series A Preferred Stock and Series B Preferred Stock (see note 6(a)) was converted into two shares of Series A Preferred Stock and Series B Preferred Stock of PH, respectively. The stockholders of PH following the Merger are the same as the stockholders of PI immediately prior to the Merger, with each stockholder owning, both immediately before and after the Merger, the same fully diluted ownership percentage of PI or PH, as applicable. Following the Merger, the stock options and warrants of PI are exercisable for common stock of PH. Since the entities are under common control, the Merger was not accounted for as a business combination. The Merger was recorded at the historical cost amounts of assets and liabilities of PI.

(6)	Cumulative Convertible Redeemable Preferred Stock

(a)	Preferred Stock

Series A Convertible Redeemable Preferred Stock of PH, par value $0.01 per share (Series A Preferred Stock), is convertible into common stock of PH at the option of the Series A Preferred Stock stockholders at any time after the issuance of such shares and prior to any redemption of such shares by PH. The current conversion price is $1.67 per share. Each share of Series A Preferred Stock shall automatically be converted into common stock of PH upon the consummation of a qualified public offering (as defined in the Company’s Certificate of Incorporation) of the common stock of PH. PH is authorized to issue 1,800,000 shares of Series A Preferred Stock.

Series B Convertible Redeemable Preferred Stock of PH, par value $0.01 per share (Series B Preferred Stock), is convertible into common stock of PH at the option of the Series B Preferred Stock stockholders at any time after issuance of such shares and prior to any redemption of such shares by PH. The current conversion price is $8.92 per share. Each share of Series B Preferred Stock shall automatically be converted into common stock of PH upon the consummation of a qualified public offering (as defined in the Company’s Certificate of Incorporation) of the common stock of PH. PH is authorized to issue 2,354,257 shares of Series B Preferred Stock.

Because the redemption of Series A and B Convertible Redeemable Preferred Stock is outside the control of the Company, the securities are classified outside of permanent equity and recorded at their redemption amount, including dividends accrued and unpaid.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(b)	Dividends

Series A Preferred Stock and the Series B Preferred Stock rank senior to the common stock of PH with respect to dividend rights. The Series A Preferred Stock and the Series B Preferred Stock rank pari passu with respect to dividend rights, except with respect to liquidation (see note 6(d)). The holders of preferred stock are entitled to cumulative dividends when, as and if declared by the Board of Directors, payable in cash for all accrued and unpaid dividends. Dividends on the preferred stock accrue in arrears at a rate of 10% annually (noncompounded) on the original issue price of such preferred stock from the date of issuance to and including the earlier of the date on which a liquidation event occurs, such share is converted into common stock, such share is redeemed or, with respect to Series B Preferred Stock only, the seventh anniversary of the issuance of such stock. The original issue prices of the Series A Preferred Stock and the Series B Preferred Stock are $1.67 and $8.92, respectively. The preferred dividends are payable, in each case, out of assets legally available.

Unless otherwise waived by the holders, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrue as paid-in-kind in additional shares of common stock of PH. All dividends on the Series A Preferred Stock accrue as paid-in-kind in additional shares of common stock through the earlier of January 31, 2009, or the liquidation, conversion, or redemption of such Series A Preferred Stock, and thereafter accrue and accumulate in cash until payable. All dividends on the Series B Preferred Stock accrue as paid-in-kind in additional shares of common stock until the earlier of the third (3rd) anniversary of the issuance date of such Series B Preferred Stock, or the liquidation, conversion, or redemption of such Series B Preferred Stock, and thereafter accrue and accumulate in cash until payable. On August 1, 2008, the holders of the preferred stock waived their right to receive accrued or future dividends with respect to the preferred stock as paid-in-kind in additional shares of the common stock of PH.

Immediately prior to the Merger on April 24, 2008 (see note 5), the Board of Directors declared dividends in the amount of $1,450,000 for Series A Preferred Stock and $2,964,000 for Series B Preferred Stock, which amounts equal the accrued and unpaid dividends with respect to the preferred stock as of February 3, 2008. The Company issued 870,164 shares of common stock as payment for the Series A Preferred Stock dividend and 332,254 shares of common stock as payment for the Series B Preferred Stock dividend. In connection with the Merger, these shares of the common stock of the PI were converted into common stock of PH.

On January 26, 2009, the Board of Directors of PH declared cash dividends with respect to the Series A Preferred Stock and the Series B Preferred Stock in the amounts of $294,000 and $2,059,000 with dividends per share of $.16 and $.87, respectively. The dividends represented payment of the accrued and unpaid dividends with respect to the preferred stock for the period from February 4, 2008 through January 26, 2009. Such dividends were paid in March 2009.

After the accrued preferred dividends are paid, the holders of the common stock and the preferred stock may, on a pari passu, as-converted basis, be paid dividends at such times and in such amounts as determined by the Board of Directors.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

A rollforward of preferred stock is as follows:

	Preferred Stock
	Series A		Series B
	Number of	Carrying	Number of	Carrying
	Shares	Value	Shares	Value	Total
	(In thousands, except share data)

Balances as of January 28, 2007	900,000	$4,145	616,591	$12,013	$16,158
Issuance of preferred stock	—	—	560,538	10,000	10,000
Preferred stock dividend accrual payable in shares of common stock	—	305	—	1,951	2,256

Balances as of February 3, 2008	900,000	4,450	1,177,129	23,964	28,414
Stock conversion (see note 5)	900,000	—	1,177,128	—	—
Preferred stock dividend accrual payable in shares of common stock	—	299	—	2,094	2,393
Preferred dividend payment	—	(1,450)	—	(2,964)	(4,414)

Balances as of February 1, 2009	1,800,000	3,299	2,354,257	23,094	26,393
Preferred stock dividend accrual payable in cash	—	299	—	2,094	2,393
Preferred stock dividend payment	—	(294)	—	(2,059)	(2,353)

Balances as of January 31, 2010	1,800,000	$3,304	2,354,257	$23,129	$26,433

(c)	Voting Rights

The holders of preferred stock are entitled to one vote based on the conversion rate of such preferred stock to common stock. Each holder of shares of common stock shall be entitled to one vote for each whole share of common stock.

PH, the investors, and certain other stockholders of PH entered into an Investors’ Rights Agreement on April 24, 2008 (the Investors’ Rights Agreement) which agreement contains provisions regarding their ownership, voting, registration and the transfer of the shares of the capital stock of PH. The Investors’ Rights Agreement also contains provisions whereby the parties thereto agree to vote their shares of the capital stock of PH in a predetermined manner in connection with the election of directors of PH. On June 29, 2010, PH, the investors and certain other stockholders of PH entered into an agreement to amend the Investors’ Rights Agreement, subject to and effective upon the completion of a specified initial public offering of common stock (as defined by the Investors’ Rights Agreement) by PH, to eliminate all of the rights and obligations described above, except for certain registration rights of the investors and stockholders who are parties to this agreement.

(d)	Liquidation Preference

In the event of liquidation, either voluntary or involuntary, each holder of Series A Preferred Stock shall be entitled, after payment of the Company’s debts and other liabilities, to be paid the sum of $1.67 per share, as appropriately adjusted for subsequent stock dividends or stock splits, plus all accrued or declared, but unpaid dividends on such Series A Preferred Stock (the Series A Liquidation Value). Each holder of Series B Preferred Stock shall be entitled, after payment of the Company’s debts and other liabilities, to be paid the greater of (i) an amount equal to $8.92 per share, as appropriately adjusted for subsequent stock dividends or stock splits, plus all accrued or declared, but unpaid dividends on such Series B Preferred Stock (the Series B Liquidation Value), and (ii) the amount it would receive on an as-converted basis.

If the assets and proceeds distributed among the holders of preferred stock in connection with the event of liquidation are insufficient to permit full payment of the Series A Liquidation Value and the Series B

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

Liquidation Value, then all assets and proceeds of the Company legally available for distribution will be distributed ratably to the holders of preferred stock.

If the assets and proceeds remaining after Liquidation Values have been paid to the holders of Series A Preferred Stock and, if applicable, to the holders of Series B Preferred Stock, the remaining assets and proceeds of the Company shall be distributed to the holders of the common stock of PH, the Series A Preferred Stock on an as-converted basis and, if applicable, the Series B Preferred Stock on an as-converted basis.

(e)	Redemption Rights

The Series A Preferred Stock is redeemable at the elections of holders of at least 50% of the Series A Preferred Stock at a redemption price equal to the Series A Liquidation Value with respect to such shares. The Series B Preferred Stock is redeemable at the elections of holders of at least 50% of the Series B Preferred Stock at a redemption price equal to the Series B Liquidation Value with respect to such shares at any time after the earlier of January 31, 2013 or the occurrence of certain “Triggering Events” set forth in the Certificate of Incorporation of PH.

(7)	Stockholders’ Equity

As of January 31, 2010, PH was authorized to issue 15,000,000 shares of common stock, par value $0.01 per share. On August 7, 2002, in connection with a sale of Series A Preferred Stock, PI issued to the investors warrants for the purchase of the common stock of PI. Each warrant has an expiration of August 7, 2010 and an exercise price of $1.67 per share. As of January 31, 2010, the warrants were exercisable for 189,000 shares of the common stock of PH. In March and April 2010, all of these warrants were exercised by the holders.

(8)	Income Taxes

Income tax expense (benefit) consists of:

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Current:
Federal	$91	—	1,627
State	175	208	457

	266	208	2,084

Deferred:
Federal	$(1,319)	767	(476)
State	(401)	259	(364)

	(1,720)	1,026	(840)

Total income tax expense (benefit)	$(1,454)	1,234	1,244

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Deferred tax expense before change in valuation allowance	$421	828	(606)
Change in the valuation allowance for deferred tax assets	(2,141)	198	(234)

	$(1,720)	1,026	(840)

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

The differences between the effective tax rate reflected in the total income tax expense and the amount determined by applying the statutory U.S. rate of 34% to income before income taxes for the years ended February 3, 2008, February 1, 2009 and January 31, 2010 are shown below:

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Computed “expected” tax expense	$563	857	1,284
Increase in income taxes resulting from:
State income tax expense, net of federal income tax before valuation allowance	50	95	169
Permanent differences, primarily due to officer’s insurance and meals and entertainment	74	84	52
Change in valuation allowance	(2,141)	198	(234)
Other	—	—	(27)

	$(1,454)	1,234	1,244

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of February 1, 2009 and January 31, 2010 are presented below:

	February 1,	January 31,
	2009	2010
	(In thousands)

Deferred income tax assets:
Federal and state net operating loss carryforwards	$1,236	93
Property and equipment, principally due to differences in depreciation	344	1,525
Accrued expenses	626	1,057
Alternative minimum tax credit carryforwards	147	—
Stock based compensation	266	385
Allowance for doubtful accounts	19	15

Total gross deferred income tax assets	2,638	3,075
Valuation allowance	(362)	(128)

Net deferred income tax assets	2,276	2,947

Deferred income tax liability:
Deferred rent	(930)	(1,413)

Total deferred income tax liability	(930)	(1,413)

Net deferred income tax asset	$1,346	1,534

A rollforward of the valuation allowance for deferred tax assets is as follows:

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands)

Balance at beginning of year	$(2,305)	(164)	(362)
Additions to valuation allowance	—	(198)	—
Reductions of valuation allowance	2,141	—	234

Balance at end of year	$(164)	(362)	(128)

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

The valuation allowance as of February 1, 2009 and January 31, 2010 was $362,000 and $128,000, respectively. The valuation allowance as of January 31, 2010 is primarily related to state net operating loss carryforwards and state depreciation temporary differences that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate, in certain states, approximately $2,675,000 in state taxable income prior to the expiration of the state net operating loss in 2018.

The Company has net state operating loss carryforwards of approximately $2,042,000 expiring beginning in the 2018 tax year for state income tax purposes. During the year ended January 31, 2010, the Company utilized federal and state net operating loss and credit carryforwards of $3,342,000 and $1,070,000, respectively.

The Company adopted the provision on accounting for uncertainty in income taxes as prescribed by ASC Subtopic 740-10 at the beginning of fiscal 2008. At the date of adoption, the Company’s consolidated balance sheet did not have any uncertain tax positions. As of February 1, 2009, the Company’s consolidated balance sheet included $652,000 of tax positions that are highly certain but for which there is uncertainty about the timing of the related deductions. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not affect the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period. For the year ended January 31, 2010, the Company reversed all previous provisions for uncertain tax positions and related interest due to resolution of the uncertain timing differences. There were no interest and penalties recognized during the years ended February 1, 2009 and January 31, 2010.

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	February 1,	January 31,
	2009	2010
	(In thousands)

Unrecognized tax benefits at beginning of year	$—	652
Additions based on tax positions related to the current year	652	152
Reductions for tax positions of prior years	—	(652)
Reductions for tax positions of current year	—	(152)

Unrecognized tax benefits at end of year and included in the consolidated balance sheets	$652	—

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(9)	Commitments and Contingencies

(a)	Capital Leases

The Company is obligated under capital leases covering equipment that expires in September 2013. As of February 1, 2009 and January 31, 2010, the gross amount of equipment and related accumulated amortization recorded under capital leases were as follows:

	February 1,	January 31,
	2009	2010
	(In thousands)

Equipment	$2,076	667
Accumulated amortization	(1,003)	(344)

	$1,073	323

Amortization of the equipment held under capital leases is recognized as amortization expense in depreciation and amortization in the consolidated statements of income.

(b)	Future Minimum Lease Payments

Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of January 31, 2010 are as follows:

	Capital	Operating
	Leases	Leases
	(In thousands)

Year ending:
2010	$26	13,737
2011	8	13,015
2012	7	11,929
2013	5	10,431
2014	—	9,530
Later years	—	24,352

Total minimum lease payments	46	$82,994

Less amount representing interest	4

Present value of net minimum capital lease payments	42
Less current installments of obligations under capital leases	24

Obligations under capital leases, excluding current installments	$18

Total rental expense under operating leases aggregated $7,161,000, $9,983,000 and $11,717,000 for the years ended February 3, 2008, February 1, 2009 and January 31, 2010, respectively.

(c)	Employee Benefit Plan

On April 1, 2007, the Company adopted the Portrait Innovations 401(k) Savings Plan (Plan), an employee contributory, defined contribution plan, which provides benefits for substantially all full time employees. The contributions to the Plan are comprised of employee contributions up to the annual eligible compensation limits as determined by the Internal Revenue Service. The Company is responsible for funding Plan expenses,

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

which totaled $2,000 for each of the years ended February 3, 2008, February 1, 2009 and January 31, 2010, respectively.

(10)	Share-Based Compensation

As of January 31, 2010, the Company has the following stock option plans that reserve shares of common stock for issuance to executives and key employees: the 2004 Portrait Innovations, Inc. Stock Option Plan and the 2009 Portrait Innovations Holding Company Stock Option Plan (the Plans). The Plans were approved by the Company’s shareholders. The Plans authorize the grant of up to 780,000 shares of the Company’s common stock.

Stock options granted under the Plans have 10-year terms and vest on a pro rata basis over a five-year term with the first vesting date on the anniversary of the grant date.

Share-based compensation expense of $211,000, $269,000 and $335,000 was recorded in the consolidated statements of income during the years ended February 3, 2008, February 1, 2009 and January 31, 2010, respectively. The fair value of the stock options was estimated at the date of grant using the Black-Scholes option pricing model. The Company used historical data to estimate the expected life and expected forfeitures of the stock option value. Expected volatility was estimated by calculating an implied volatility using historical volatility of peer companies. The risk-free rate was based on the U.S. Treasury rate in effect at the time of grant.

No share-based compensation expense was recognized during the years ended February 3, 2008, February 1, 2009 and January 31, 2010, related to the stock options granted in years prior to the adoption of ASC Topic 718. Had compensation expense been determined based on the fair value at the grant date consistent with the provisions of ASC Topic 718, the change to net income would have been immaterial to these consolidated financial statements.

A summary of the status of the Company’s stock option plan as of February 1, 2009 and January 31, 2010, changes during the years ended February 1, 2009 and January 31, 2010, and related weighted average exercise price is presented below:

	February 1, 2009		January 31, 2010
		Exercise		Exercise
Share Options:	Shares	Price	Shares	Price

Outstanding at beginning of period	467,550	$7.41	490,050	$7.57
Exercised	—	—	(19,948)	2.00
Forfeited	(45,750)	7.92	(37,320)	8.78
Granted	68,250	8.92	114,098	8.92
Expired	—	—
Outstanding at period end (aggregate intrinsic value of $735,000 and $5,227,000 as of February 1, 2009 and January 31, 2010, respectively)	490,050	$7.57	546,880	$7.97

Options exercisable at period end (aggregate intrinsic value of $531,000 and $2,623,000 as of February 1, 2009 and January 31, 2010, respectively)	194,970	$6.35	253,282	$7.17

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

As of January 31, 2010, the average period remaining to vest and become exercisable was 2.0 years. The weighted average remaining contractual term of stock options outstanding as of January 31, 2010 was 6.9 years. The weighted average remaining contractual term of stock options exercisable as of January 31, 2010 was 5.8 years.

	February 3,	February 1,	January 31,
	2008	2009	2010

Share Option Values
Weighted average grant date fair value of share options granted	$3.78	5.37	8.68

Total grant date fair value of share options vested	$304,000	550,000	800,000

Assumptions Used
Expected term of share options	6.5 years	6.5 years	6.5 years
Expected volatility	40%	60%	45% and 60%
Expected dividends	0%	0%	0%
Risk-free interest rate	3.1%	2.3%	3.0%

Upon the exercise of stock options, it is the Company’s policy to issue new shares. The total cash received from stock options exercised for the exercise price during the years ended February 3, 2008, February 1, 2009 and January 31, 2010 was $5,000, $0 and $41,000, respectively. The aggregate intrinsic value of stock options exercised during the years ended February 3, 2008, February 1, 2009 and January 31, 2010 are $10,000, $0 and $227,000, respectively.

The following table summarizes the stock options outstanding and exercisable as of February 1, 2009 and January 31, 2010:

Exercise	February 1, 2009		January 31, 2010
Price	Outstanding	Exercisable	Outstanding	Exercisable

$1.67	33,600	33,600	21,126	21,126
2.78	1,200	960	1,200	1,200
2.56	47,000	29,080	38,726	30,206
3.04	19,000	11,400	19,000	15,200
8.92	389,250	119,930	466,828	185,550

	490,050	194,970	546,880	253,282

(11)	Related Party Transactions

The Company’s revolving credit facility with a bank lender was jointly guaranteed by the holders of the Company’s Series A and Series B Preferred Stock in the principal amount of up to $5,000,000. These guaranties were released by the bank on March 18, 2010 and have no continuing force or effect.

One of the Company’s directors is a minority owner and former manager of, and an affiliate of one of the Company’s principal stockholders is also a minority owner of, the entity from which the Company leases its corporate headquarters. This lease is on a triple net basis. Rent paid was $263,000, $347,000, and $461,000 for the years ended February 3, 2008, February 1, 2009 and January 31, 2010, respectively.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

(12)	Debt Financing Arrangements

PI has a revolving credit facility with a bank lender for up to $17 million, which amount increases to $20 million on August 4, 2010. Borrowings under the revolving credit agreement are not subject to a borrowing base limitation. At January 31, 2010, loans in the aggregate principal amount of $5.0 million were outstanding under this facility and the remaining $12.0 million was available for borrowing at that date. The revolving credit facility matures on August 2, 2011 and bears interest at an annual rate of LIBOR plus a margin, ranging from 2.50 to 3.00 percentage points based on the ratio of the Company’s funded debt to EBITDA (as defined in the credit agreement), which rate was 2.73% as of January 31, 2010. The applicable margin is adjusted quarterly based on a calculation of the ratio of funded debt to EBITDA for the trailing four quarters. An unused commitment fee based on the difference between the amount of the facility and outstanding borrowings will begin to accrue under the facility once the Company receives an equity investment of $10 million or more. The unused commitment fee is at an annual rate of 0.375%.

The revolving credit facility contains financial covenants, which among other things, require the Company to maintain a minimum EBITDA level, a maximum ratio of adjusted funded debt to EBITDA plus rent expense and a minimum fixed charge coverage ratio. In addition, the revolving credit agreement includes customary negative covenants, including a covenant restricting the Company’s ability to pay dividends (other than dividends of no more than $625,000 per quarter for the years ending January 31, 2010 and January 30, 2011). As of January 31, 2010, the Company was in compliance with, or obtained waivers with respect to, all debt covenants. The revolving credit facility is secured by a pledge of all of the Company’s accounts, equipment, inventory and other personal property, including general intangible assets, as well as 100 percent of the stock of the Company’s operating subsidiary, Portrait Innovations, Inc. Although certain affiliates of the Company’s principal stockholders provided limited guarantees of the revolving credit facility, those guarantees were terminated in March 2010.

On June 17, 2010, the Company amended the revolving credit agreement to extend the maturity date to February 1, 2012 and modified the above loan covenants.

Long-term debt as of February 1, 2009 and January 31, 2010 consists of the following:

	February 1,	January 31,
	2009	2010
	(In thousands)

Amended and Restated Loan Agreement, credit bearing interest at LIBOR plus 250 basis points, accrued interest is payable monthly, entire balance due on August 2, 2011	$13,950	4,950

(13)	Financial Instruments

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company limits the amount of credit exposure of cash equivalents by placing its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the balance. Accounts receivable consist primarily of credit card and landlord receivables for which collectibility is reasonably assured. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary.

The carrying amounts for certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The estimated fair value of the Company’s credit facility is based on observable corporate bond yields for comparable company debt instruments and market bond yield indices as of each

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

valuation date (Level 2 inputs). The estimated fair value and the carrying amount outstanding as of February 1, 2009 and January 31, 2010 is as follows:

	February 1,	January 31,
	2009	2010
	(In thousands)

Estimated fair value	$13,532	4,906

Carrying amount	$13,950	4,950

(14)	Contingency

The Company accrued approximately $396,000, $601,000 and $717,000, net of tax, for the years ended February 3, 2008, February 1, 2009 and January 31, 2010, respectively in its consolidated financial statements for the errors associated with the administration of employee benefit plans and related tax effects. The Company plans to voluntarily disclose the errors to the appropriate tax authorities to seek a closing agreement and settle the matter. Settlement with the respective tax authorities could result in differences from the amounts recorded in the consolidated financial statements. Such differences will be reflected in operations in the period a change in estimate is probable and can be estimated.

(15)	Earnings Per Share (EPS)

Under ASC Topic 260 “Earnings Per Share,” the two-class method is an earnings allocation formula that determines net income (loss) per share for common stock and participating securities, according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for common shareholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the net income (loss) per common share is computed by dividing the net income (loss) attributed to common stockholders by the weighted average number of common shares outstanding during each year presented. Diluted net income (loss) attributable to common shareholders per common share has been computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of options and warrants outstanding during the applicable periods computed using the treasury method. In cases where the Company has a net loss, no dilutive effect is shown as options and warrants become anti-dilutive.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)
February 1, 2009 and January 31, 2010

The following table presents the calculation of historical basic and diluted income per common share for the fiscal years ending February 3, 2008, February 1, 2009 and January 31, 2010:

	February 3,	February 1,	January 31,
	2008	2009	2010
	(In thousands, except per share data)

Basic:
Net income	$3,109	1,287	2,535
Preferred stock dividends	(2,256)	(2,393)	(2,393)

Net income (loss) available for distribution	853	(1,106)	142
Net income (loss) allocated to participating preferred stock	(489)	—	(71)

Net income (loss) applicable to common stockholders	$364	(1,106)	71

Weighted average number of common shares outstanding	2,944,759	3,879,927	4,164,487
Net income (loss) per common share — basic	$0.12	$(0.29)	$0.02
Diluted:
Net income (loss) available for distribution	$853	(1,106)	142
Weighted average number of common shares outstanding	2,944,759	3,879,927	4,164,487
Net potential common share equivalents — participating preferred stock	3,948,779	—	4,154,257
Incremental shares from assumed conversions
Net potential common share equivalents — stock options	47,169	—	65,365
Net potential common share equivalents — warrants	152,256	—	160,781

Weighted average number of common and equivalent shares outstanding — diluted	7,092,963	3,879,927	8,544,890

Net income (loss) per common share — diluted	$0.12	$(0.29)	$0.02

The following redeemable convertible preferred stock, options to purchase common stock, and warrants to purchase common stock were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an anti-dilutive effect:

	February 3,	February 1,	January 31,
	2008	2009	2010

Redeemable convertible preferred stock	3,948,779	4,154,257	4,154,257
Options to purchase common shares	—	46,151	—
Warrants to purchase common shares	—	154,201	—

Total securities	3,948,779	4,354,609	4,154,257

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Condensed Consolidated Balance Sheets
January 31, 2010 and August 1, 2010

	January 31,	August 1,
	2010	2010
	(In thousands, except share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,987	752
Accounts receivable, less allowance for doubtful accounts of $39 and $43 as of January 31, 2010 and August 1, 2010, respectively	1,216	1,895
Income tax receivable	—	331
Store supplies inventory	726	747
Prepaid expenses	1,370	2,491
Deferred income taxes	836	836
Other assets	182	185

Total current assets	6,317	7,237
Property and equipment, net	50,636	52,899
Deferred financing costs	110	95
Deferred income taxes	698	880

Total assets	$57,761	61,111

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations	$24	11
Accounts payable	4,093	4,510
Accrued compensation	5,811	2,300
Accrued and other liabilities	5,445	7,334
Current portion of deferred rent	1,434	1,626
Income taxes payable	1,843	—

Total current liabilities	18,650	15,781
Obligations under capital leases, excluding current installments	18	38
Long term debt	4,950	9,950
Other liabilities	7,512	7,867

Total liabilities	31,130	33,636

Cumulative convertible redeemable preferred stock:
10% Series A cumulative convertible preferred stock, $0.01 par value, liquidation value $1.67 per share. Authorized 1,800,000 shares; issued and outstanding 1,800,000 shares as of January 31, 2010 and August 1, 2010	3,304	3,454
10% Series B cumulative convertible preferred stock, $0.01 par value, liquidation value $8.92 per share. Authorized 2,354,257 shares; issued and outstanding 2,354,257 shares as of January 31, 2010 and August 1, 2010	23,129	24,176
Stockholders’ equity:
Common stock, $0.01 par value. Authorized 15,000,000 shares; issued and outstanding 4,167,446 and 4,356,446 shares as of January 31, 2010 and August 1, 2010, respectively	42	44
Additional paid in capital	342	—
Accumulated deficit	(186)	(199)

Total stockholders’ equity	198	(155)
Commitments and contingencies

Total liabilities and stockholders’ equity	$57,761	61,111

See accompanying notes to condensed consolidated financial statements (unaudited).

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Condensed Consolidated Statements of Income
Twenty-six weeks ended August 2, 2009 and August 1, 2010

	August 2,	August 1,
	2009	2010
	(In thousands, except share data)
	(Unaudited)

Net sales	$48,568	54,428
Cost of goods sold, excluding depreciation and amortization	13,030	14,573
Selling, general and administrative expenses	29,192	33,025
Depreciation and amortization expense	5,895	6,215

Income from operations	451	615
Interest income	(13)	(10)
Interest expense	283	149

Income before income taxes	181	476
Provision for income taxes	88	183

Net income	93	293

Preferred stock dividends	(1,197)	(1,197)

Net loss available for distribution	(1,104)	(904)
Net income (loss) allocated to participating preferred stock	—	—

Net loss applicable to common stockholders	$(1,104)	(904)

Net income per common share:
Net income (loss) per common share — basic	$(0.27)	(0.21)

Net income (loss) per common share — diluted	$(0.27)	(0.21)

Weighted average number of common shares outstanding — basic	4,161,527	4,296,215

Weighted average number of common and equivalent shares outstanding — diluted	4,161,527	4,296,215

See accompanying notes to condensed consolidated financial statements (unaudited).

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Condensed Consolidated Statement of Stockholders’ Equity
Twenty-six weeks ended August 2, 2009 and August 1, 2010

	Common Stock
		$0.01	Additional		Total
	Number of	Par	Paid in	Accumulated	Stockholders’
	Shares	Value	Capital	Deficit	Equity (Deficit)
	(In thousands, except share data)
	(Unaudited)

Balances as of February 1, 2009	4,147,498	41	2,278	(2,720)	(401)
Share-based compensation expense	—	—	184	—	184
Stock options exercised	19,948	1	40	—	41
Preferred stock dividend accrual	—	—	(1,197)	—	(1,197)
Net income	—	—	—	93	93

Balances as of August 2, 2009	4,167,446	$42	$1,305	$(2,627)	$(1,280)

	Common Stock
		$0.01	Additional		Total
	Number of	Par	Paid in	Accumulated	Stockholders’
	Shares	Value	Capital	Deficit	Equity (Deficit)
	(In thousands, except share data)
	(Unaudited)

Balances as of January 31, 2010	4,167,446	42	342	(186)	198
Share-based compensation expense	—	—	236	—	236
Warrants exercised	189,000	2	313	—	315
Preferred stock dividend accrual	—	—	(891)	(306)	(1,197)
Net income	—	—	—	293	293

Balances as of August 1, 2010	4,356,446	$44	$—	$(199)	$(155)

See accompanying notes to condensed consolidated financial statements (unaudited).

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows
Twenty-six weeks ended August 2, 2009 and August 1, 2010

	August 2,	August 1,
	2009	2010
	(In thousands)
	(Unaudited)

Operating activities:
Net income	$93	293
Adjustments to reconcile net income to net cash flows used in operations:
Depreciation and amortization	5,895	6,215
Amortization of debt financing costs	66	42
Loss on disposal of equipment	57	28
Share-based compensation	184	236
Deferred income taxes	(190)	(182)
Change in operating assets and liabilities:
Accounts receivable	(684)	(679)
Income tax receivable	—	(331)
Store supplies inventory	(26)	(21)
Prepaid expenses	(381)	(1,121)
Other assets	(1)	(3)
Accounts payable	(618)	(210)
Accrued expenses and other current liabilities	(1,338)	(2,155)
Income taxes payable	139	(1,843)
Other liabilities	542	355

Net cash provided (used) by operating activities	3,738	624

Investing activities:
Capital expenditures	(4,448)	(7,129)
Proceeds received from disposal of equipment	10	5

Net cash used in investing activities	(4,438)	(7,124)

Financing activities:
Principal payments on capital lease obligations	(236)	(23)
Proceeds from borrowings	—	5,000
Proceeds from exercise of stock options	41	—
Proceeds from exercise of warrants	—	315
Cash dividends paid	(2,353)	—
Bank fees for loan modification	(41)	(27)

Net cash (used) provided by financing activities	(2,589)	5,265

Net decrease in cash and cash equivalents	(3,289)	(1,235)
Cash and cash equivalents at beginning of year	5,951	1,987

Cash and cash equivalents at end of year	$2,662	752

Cash paid for interest	$219	93
Cash paid for taxes	$138	2,539
Supplemental disclosure of noncash financing activities:
Capital expenditures included in accounts payable	$(751)	(627)
Capital expenditures included in accrued expenses	$(699)	(725)
Accrued preferred stock dividends	$1,197	1,197
Capital lease equipment	$—	30

See accompanying notes to condensed consolidated financial statements (unaudited).

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements
January 31, 2010 and August 1, 2010
(Unaudited)

(1)	Organization and Business

Portrait Innovations Holding Company (PH) and its wholly owned subsidiary, Portrait Innovations, Inc. (PI) (PH and PI together, the Company), are principally engaged in operating a digital imaging portrait studio business. As of August 1, 2010, PI has 188 stores operating under the name of Portrait Innovations in the United States.

PI was incorporated under the laws of the state of Delaware on July 22, 2002. PI commenced operations on November 18, 2002.

PH, a non-operating holding company, was incorporated on April 24, 2008. PH formed a non-operating subsidiary that merged with PI, with PI being the surviving entity.

(2)	Summary of Significant Accounting Policies

(a)  Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of PH and its wholly owned subsidiary, PI. All material intercompany amounts have been eliminated.

The condensed consolidated financial statements as of August 1, 2010 and for the twenty-six weeks ended August 2, 2009 and August 1, 2010, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with U.S. GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 31, 2010.

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the holiday selling season. A disproportionate amount of the Company’s revenues and a substantial amount of the Company’s operating and net income are realized during the fourth quarter. If for any reason the Company’s revenues were below seasonal norms during the fourth quarter, the Company’s annual results of operations could be adversely affected. The Company’s quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

The Company’s consolidated condensed balance sheet as of January 31, 2010 has been derived from the audited consolidated balance sheet as of that date.

(b)  Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying amount of property and equipment, share-based compensation, income tax uncertainties and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements — (Continued)
January 31, 2010 and August 1, 2010
(Unaudited)

(c)  Reporting Periods

The Company’s reporting periods are generally thirteen weeks and periodically consist of fourteen weeks because the Company’s fiscal year ends on the Sunday nearest the January month end. The fiscal years ended February 3, 2008, February 1, 2009 and January 31, 2010 were 53-week, 52-week and 52-week years, respectively.

(3)	Property and Equipment

Property and equipment as of January 31, 2010 and August 1, 2010 is as follows:

	January 31,	August 1,
	2010	2010
	(In thousands)

Leasehold improvements	$50,025	54,401
Studio furniture and equipment	34,434	38,492
Computer equipment	1,815	1,911
Equipment under capital lease	667	52

Property and equipment, gross	86,941	94,856
Accumulated depreciation and amortization	(36,305)	(41,957)

Property and equipment, net	$50,636	52,899

(4)	Cumulative Convertible Redeemable Preferred Stock

A rollforward of preferred stock is as follows:

	Preferred Stock
	Series A		Series B
	Number of	Carrying	Number of	Carrying
	Shares	Value	Shares	Value	Total
	(In thousands, except share data)

Balances as of February 1, 2009	1,800,000	3,299	2,354,257	23,094	26,393
Preferred stock dividend accrual payable in cash	—	150	—	1,047	1,197
Preferred stock dividend payment	—	(294)	—	(2,059)	(2,353)

Balances as of August 2, 2009	1,800,000	$3,155	2,354,257	$22,082	$25,237

	Preferred Stock
	Series A		Series B
	Number of	Carrying	Number of	Carrying
	Shares	Value	Shares	Value	Total
	(In thousands, except share data)

Balances as of January 31, 2010	1,800,000	3,304	2,354,257	23,129	26,433
Preferred stock dividend accrual payable in cash	—	150	—	1,047	1,197

Balances as of August 1, 2010	1,800,000	$3,454	2,354,257	$24,176	$27,630

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements — (Continued)
January 31, 2010 and August 1, 2010
(Unaudited)

(5)	Stockholders’ Equity

As of August 1, 2010, PH was authorized to issue 15,000,000 shares of common stock, par value $0.01 per share. On August 7, 2002, in connection with a sale of Series A Preferred Stock, PI issued to the investors warrants for the purchase of the common stock of PI. As of January 31, 2010, the warrants were exercisable for 189,000 shares of the common stock of PH at an exercise price of $1.67 per share. In March and April 2010, all of these warrants were exercised by the holders.

(6)	Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective income tax rate for the twenty-six weeks ended August 2, 2009 was 48.6% compared to 38.4% for the twenty-six weeks ended August 1, 2010. The higher effective income tax rate for twenty-six weeks ended August 2, 2009 was primarily the result of interest related to uncertain timing differences.

(7)	Share-Based Compensation

As of August 1, 2010, the Company has the following stock option plans that reserve shares of common stock for issuance to executives and key employees: the 2004 Portrait Innovations, Inc. Stock Option Plan and the 2009 Portrait Innovations Holding Company Stock Option Plan (the Plans). The Plans were approved by the Company’s shareholders. The Plans authorize the grant of up to 780,000 shares of the Company’s common stock.

Stock options granted under the Plans have 10-year terms and vest on a pro rata basis over a five-year term with the first vesting date on the anniversary of the grant date.

Share-based compensation expense of $184,000 and $236,000 was recorded in the consolidated statements of income during the twenty-six weeks ended August 2, 2009 and August 1, 2010, respectively.

For the twenty-six weeks ended August 1, 2010, the only activity which occurred was the forfeiture of 12,240 stock options.

(8)	Related Party Transactions

The Company’s revolving credit facility with a bank lender was jointly guaranteed by the holders of the Company’s Series A and Series B Preferred Stock in the principal amount of up to $5,000,000. These guaranties were released by the bank on March 18, 2010 and have no continuing force or effect.

One of the Company’s directors is a minority owner and former manager of, and an affiliate of one of the Company’s principal stockholders is also a minority owner of, the entity from which the Company leases its corporate headquarters. This lease is on a triple net basis. Rent paid was $218,000 and $246,000 for the twenty-six weeks ended August 2, 2009 and August 1, 2010, respectively.

(9)	Debt Financing Arrangements

PI has a revolving credit facility with a bank lender for up to $17 million, which amount increases to $20 million on August 4, 2010. Borrowings under the revolving credit agreement are not subject to a borrowing base limitation. At August 1, 2010, loans in the aggregate principal amount of $10.0 million were outstanding under this facility and the remaining $7.0 million was available for borrowing at that date. The revolving credit facility matures on February 1, 2012 and bears interest at an annual rate of LIBOR plus a margin, ranging from 2.50 to 3.00 percentage points based on the ratio of the Company’s funded debt to

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements — (Continued)
January 31, 2010 and August 1, 2010
(Unaudited)

EBITDA (as defined in the credit agreement), which rate was 2.81% as of August 1, 2010. The applicable margin is adjusted quarterly based on a calculation of the ratio of funded debt to EBITDA for the trailing four quarters. An unused commitment fee based on the difference between the amount of the facility and outstanding borrowings will begin to accrue under the facility once the Company receives an equity investment of $10 million or more. The unused commitment fee is at an annual rate of 0.375%.

The revolving credit facility contains financial covenants, which among other things, require the Company to maintain a minimum EBITDA level, a maximum ratio of adjusted funded debt to EBITDA plus rent expense and a minimum fixed charge coverage ratio. In addition, the revolving credit agreement includes customary negative covenants, including a covenant restricting the Company’s ability to pay dividends (other than dividends of no more than $625,000 per quarter for the years ending January 31, 2010 and January 30, 2011). As of August 1, 2010, the Company was in compliance with all debt covenants. The revolving credit facility is secured by a pledge of all of the Company’s accounts, equipment, inventory and other personal property, including general intangible assets, as well as 100 percent of the stock of the Company’s operating subsidiary, Portrait Innovations, Inc. Although certain affiliates of the Company’s principal stockholders provided limited guarantees of the revolving credit facility, those guarantees were terminated in March 2010.

Long-term debt as of January 31, 2010 and August 1, 2010 consists of the following:

	January 31,	August 1,
	2010	2010
	(In thousands)

Amended and Restated Loan Agreement, credit bearing interest at LIBOR plus 250 basis points, accrued interest is payable monthly, entire balance due on February 1, 2012	$4,950	9,950

(10)	Financial Instruments

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company limits the amount of credit exposure of cash equivalents by placing its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the balance. Accounts receivable consist primarily of credit card and landlord receivables for which collectibility is reasonably assured. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary.

The carrying amounts for certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company’s credit facility is based on observable corporate bond yields for comparable company debt instruments and market bond yield indices as of each valuation date (Level 2 inputs). The estimated fair value and the carrying amount outstanding as of January 31, 2010 and August 1, 2010 is as follows:

	January 31,	August 1,
	2010	2010
	(In thousands)

Estimated fair value	$4,906	9,913

Carrying amount	$4,950	9,950

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements — (Continued)
January 31, 2010 and August 1, 2010
(Unaudited)

(11)	Contingency

As of January 31, 2010, the Company has accrued $1.7 million, net of tax, for the errors associated with the administration of employee benefit plans and related tax effects. For the twenty-six weeks ending August 1, 2010, no additional settlement accruals were required as the Company ceased the plan. The Company has voluntarily disclosed the errors to the appropriate tax authorities and is seeking a closing agreement to settle the matter. Settlement with the respective tax authorities could result in differences from the amounts recorded in the consolidated financial statements. Such differences will be reflected in operations in the period a change in estimate is probable and can be estimated.

(12)	Earnings Per Share (EPS)

The following table presents the calculation of historical basic and diluted net income (loss) per common share for the twenty-six weeks ending August 2, 2009 and August 1, 2010:

	August 2,	August
	2009	1, 2010
	(In thousands, except per share data)

Basic:
Net income	$93	293
Preferred stock dividends	(1,197)	(1,197)

Net loss available for distribution	(1,104)	(904)
Net income (loss) allocated to participating preferred stock	—	—

Net loss applicable to common stockholders	$(1,104)	(904)

Weighted average number of common shares outstanding	4,161,527	4,296,215
Net loss per common share — basic	$(0.27)	$(0.21)
Diluted:
Net loss available for distribution	$(1,104)	(904)
Weighted average number of common shares outstanding	4,161,527	4,296,215
Net potential common share equivalents — participating preferred stock	—	—
Incremental shares from assumed conversions
Net potential common share equivalents — stock options	—	—
Net potential common share equivalents — warrants	—	—

Weighted average number of common and equivalent shares outstanding — diluted	4,161,527	4,296,215

Net loss per common share — diluted	$(0.27)	$(0.21)

PORTRAIT INNOVATIONS HOLDING COMPANY AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements — (Continued)
January 31, 2010 and August 1, 2010
(Unaudited)

The following redeemable convertible preferred stock, options to purchase common stock, and warrants to purchase common stock were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an anti-dilutive effect:

	August 2,	August 1,
	2009	2010

Redeemable preferred stock	4,154,257	4,154,257
Options to purchase common shares	41,019	162,293
Warrants to purchase common shares	154,201	42,226

Total securities	4,349,477	4,358,776

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           Shares

PORTRAIT INNOVATIONS HOLDING COMPANY

Common Stock

PROSPECTUS

J.P. Morgan	Wells Fargo Securities

          , 2010

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The company, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, results of operations, financial condition and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until     , 2010, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs, other than underwriting discounts and commissions, we will pay in connection with the sale of all of the common stock being registered. All amounts, except the SEC registration fee, the FINRA filing fee and the NASDAQ Stock Market listing fee, are estimates.

Registration fee		$5,348.00
FINRA filing fee		$8,000.00
NASDAQ listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (DGCL) permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation, but not an officer in his or her capacity as an officer, to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except that the provision cannot limit the liability of a director for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law,

•	liability under Section 174 of the DGCL for unlawful payment of dividends and unlawful stock purchases and redemptions by the corporation, or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent the exclusion from liability is not permitted under the DGCL.

Section 145(b) of the DGCL permits a corporation to indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding:

•	if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.

Our amended and restated certificate of incorporation and bylaws will provide for such indemnification.

Section 145(c) of the DGCL provides that to the extent a present or former director or officer who has been successful on the merits or otherwise in his or her defense of any threatened, pending or completed action, suit or proceeding, or any claims, issue or matter therein, referred to above, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with that defense. Such expenses incurred by a current officer or director of a corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the matter if the officer or director agrees to repay the advanced amount if it ultimately shall be determined that he or she is not entitled to the indemnification. As provided in our amended and restated certificate of incorporation and bylaws, we may also advance expenses to former officers or directors or other employees or agents of the corporation as deemed appropriate by the corporation’s board of directors. These provisions are not exclusive of any other rights to which an indemnified person may be entitled under our amended and restated certificate of incorporation or bylaws, by a vote of stockholders or disinterested directors, by agreement or otherwise.

We maintain directors’ and officers’ liability insurance for directors, officers, employees and agents of our company, against certain liabilities for actions taken by such persons in their capacity as such, including liabilities under federal securities laws.

Item 15.	Recent Sales of Unregistered Securities.

Portrait Innovations Holding Company was formed on April 24, 2008 and issued no securities prior to that date. On April 24, 2008, Portrait Innovations, Inc. merged with a wholly-owned subsidiary of Portrait Innovations Holding Company and as a consequence became a wholly owned subsidiary of Portrait Innovations Holding Company. As a result of that transaction, all of the existing stockholders of Portrait Innovations, Inc. became stockholders of Portrait Innovations Holding Company. Except as otherwise noted, for the transactions described in this section, any transactions occurring prior to April 24, 2008 involved the issuance of securities of Portrait Innovations, Inc. and any transactions occurring on or after April 24, 2008 involved the issuance of securities of Portrait Innovations Holding Company.

The following is a summary of sales of our securities during the past three years that were not registered under the Securities Act:

1. On June 1, 2007, we issued and sold 56,053.75 shares of our series B preferred stock to Southeastern Private Investment Fund IV, LLC for an aggregate purchase price of $1,000,000.

2. On June 1, 2007, we issued and sold 56,053.75 shares of our series B preferred stock to Emergomed Limited for an aggregate purchase price of $1,000,000.

3. On July 31, 2007, upon the exercise of stock options, we issued 1,780 shares of our common stock to certain of our employees, in exchange for $5,528.40.

4. On February 3, 2008, in satisfaction of accrued dividends on our series A and series B preferred stock in the amount of $2,209,794.07, we issued 601,524 shares of our common stock to Southeastern Private Investment Fund IV, LLC.

5. On February 3, 2008, in satisfaction of accrued dividends on our series A and series B preferred stock in the amount of $2,204,177.63, we issued 600,894 shares of our common stock to Emergo Alpha Fund Limited.

6. On April 24, 2008, in connection with the formation of our holding company structure, we issued to the stockholders of Portrait Innovations, Inc.:

•	an aggregate of 4,147,498 shares of our common stock in exchange for an aggregate of 4,147,498 shares of Portrait Innovations, Inc. common stock.

•	an aggregate of 1,800,000 shares of our series A preferred stock in exchange for an aggregate of 900,000 shares of Portrait Innovations, Inc. series A preferred stock.

•	an aggregate of 2,354,257 shares of our series B preferred stock in exchange for an aggregate of 1,177,128.5 shares of Portrait Innovations, Inc. series B preferred stock.

7. On April 3, 2009, upon the exercise of stock options, we issued 19,948 shares of our common stock to certain of our employees, in exchange for $39,890.23.

8. On December 7, 2009, in connection with his becoming an employee, we granted to Robert Venetucci options to purchase 40,000 shares of our common stock at an exercise price of $8.920 per share.

9. In March and April 2010, HENTOM, LLC and Emergo Alpha Fund Limited each exercised warrants to purchase 94,500 shares of our common stock, in exchange for an aggregate payment of $315,006.30.

10. During the period between June 1, 2007 and January 31, 2010, we granted to our employees and officers options to purchase an aggregate of 260,998 shares of our common stock at a weighted average exercise price of $8.92 per share, pursuant to the 2004 Portrait Innovations, Inc. Stock Option Plan, as amended, and the 2009 Portrait Innovations Holdings Company Stock Option Plan, as amended (no options have since been granted from January 31, 2010 through September 1, 2010). Any options to purchase the stock of Portrait Innovations, Inc. granted but not exercised prior to April 24, 2008 were converted into options to purchase the same number of shares of Portrait Innovations Holding Company common stock.

None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in items (1), (2), (4), (5) and (9) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. These transactions did not involve any public offering and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. The securities referenced in item (6) were issued in reliance upon the exemption in Section 4(2) of and Rule 506 under the Securities Act. The securities were issued in connection with the exchange of stock necessary to effect our reorganization into a holding company structure and did not involve any public offering. The securities referenced in items (3), (7), (8) and (10) were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. These securities were issued pursuant to written compensatory benefit plans (or written contracts or arrangements relating to compensation) established for our employees and officers.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The list of exhibits is incorporated by reference to the Exhibit Index on page II-6.

(b) All consolidated financial statement schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on October 1, 2010.

Portrait Innovations Holding Company

By:	/s/ John Grosso
John Grosso
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ John Grosso John Grosso		President and Chief Executive Officer, Director (principal executive officer)	October 1, 2010

/s/ William K. Bailey II William K. Bailey II		Chief Financial Officer, Vice President of Finance and Investor Relations (principal financial and accounting officer)	October 1, 2010

* John M. Davis		Director	October 1, 2010

* Thomas B. Henson		Director	October 1, 2010

* Mike Balm		Director	October 1, 2010

*By:	/s/ John Grosso John Grosso, as Attorney-in-Fact

Exhibit Index

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of Portrait Innovations Holding Company
3	.2*	Form of Amended and Restated Bylaws of Portrait Innovations Holding Company
4	.1*	Specimen Common Stock Certificate
4	.2#	Amended and Restated Investors’ Rights Agreement dated as of June 29, 2010 between Portrait Innovations Holding Company and the stockholders party thereto
5	.1*	Opinion of Robinson, Bradshaw & Hinson, P.A.
10	.1#+	2004 Portrait Innovations, Inc. Stock Option Plan, as amended
10	.2#+	2009 Amended and Restated Portrait Innovations Holding Company Stock Option Plan
10	.3+*	Form of Stock Option Agreement
10	.4#+	Employment Agreement dated as of December 7, 2009, between Portrait Innovations, Inc. and Robert Venetucci
10	.5#**	Supply Agreement dated as of July 26, 2008 between Portrait Innovations, Inc. and FUJIFILM U.S.A., Inc.
10	.6#	First Amendment to Amended and Restated Loan Agreement dated June 17, 2010 by and between Portrait Innovations, Inc. and Wells Fargo Bank, N.A. (successor by merger to Wachovia Bank, National Association)
10	.7#	Amended and Restated Loan Agreement dated as of October 30, 2009, by and between Wachovia Bank, National Association and Portrait Innovations, Inc.
10	.8#	Amendment to Amended and Restated Promissory Note dated June 17, 2010 by and between Portrait Innovations, Inc. and Wells Fargo Bank, N.A. (successor to Wachovia Bank, National Association)
10	.9#	Amended and Restated Promissory Note dated October 30, 2009 issued by Portrait Innovations, Inc. in favor of Wachovia Bank, National Association
10	.10#	Security Agreement dated March 19, 2009, between Portrait Innovations, Inc. and Wachovia Bank, National Association
10	.11#	Amended and Restated Pledge Agreement dated as of March 19, 2009, by and between Portrait Innovations Holding Company and Wachovia Bank, National Association
21	.1#	Subsidiaries of the Registrant
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Robinson, Bradshaw & Hinson, P.A. (included as part of Exhibit 5.1)
24	.1#	Power of Attorney (included in signature page)
99	.1#	Consent of Director Nominee
99	.2#	Consent of Director Nominee

*	To be filed by amendment.

+	Denotes management compensation plan or contract.

#	Previously filed.

**	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act.